SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June, 2015

Commission File Number 33-99720

ARAUCO AND CONSTITUTION PULP INC.

(Translation of registrant’s name into English)

El Golf 150

Fourteenth Floor

Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Celulosa Arauco y Constitución, S.A.
(Registrant)

Date: September 25, 2015	By:	/s/ Matías Domeyko Cassel
	Name:	Matías Domeyko Cassel
	Title:	Chief Executive Officer

ARAUCO AND CONSTITUTION PULP INC

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statements

June 30, 2015

Amounts in thousands of U.S. dollars, except as indicated

1. ANALYSIS OF FINANCIAL POSITION

a) Statement of Financial Position

The principal components of assets and liabilities at each period, as follows:

Assets	06-30-2015 ThU.S.$	12-31-2014 ThU.S.$
Current assets	2,689,074	3,140,715
Non-current assets	11,437,050	11,607,182

Total assets	14,126,124	14,747,897

Liabilities	06-30-2015 ThU.S.$	12-31-2014 ThU.S.$
Current liabilities	1,451,262	1,547,086
Non-current liabilities	5,902,528	6,386,075
Non–parent participation	43,563	47,606
Net equity attributable to parent company	6,772,334	6,814,736

Total net equity and liabilities	14,126,124	14,747,897

As of June 30, 2015, total assets decreased MU.S.$622 compared to December 31, 2014, equivalent to 4.22% of variation. This deviation is mainly attributable to a decrease in the balance of cash and cash equivalents, properties, plant and equipment and biological assets.

Moreover, current liabilities decreased MU.S.$96 mainly attributable to a decrease in financial liabilities.

The main financial and operating indicators contributing to the balance are as follows:

Liquidity ratios	06-30-2015	12-31-2014
Current Liquidity (current assets / current liabilities)	1.85	2.03
Acid ratio ((current assets-inventories, biological assets) / current liabilities)	1.05	1.25

Debt indicators	06-30-2015	12-31-2014
Debt to equity ratio (total liabilities / equity)	1.09	1.16
Short-term debt to total debt (current liabilities / total liabilities)	0.20	0.19
Long-term debt to total debt (non-current liabilities / total liabilities)	0.80	0.81

	06-30-2015	06-30-2014
Financial expenses coverage ratio (earnings before taxes + interest expense / interest expense)	3.05	3.88

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statements

June 30, 2015

Amounts in thousands of U.S. dollars, except as indicated

Activity ratio	06-30-2015	12-31-2014
Inventory turnover-time (cost of sales / inventories + current biological assets)	3.00	3.10
Inventory turnover-time (excluding biological assets) (Cost of sales /inventory)	3.94	4.07
Inventory permanence-days ((inventories + biological assets) /cost of sales)	119.92	116.19
Inventory permanence-days (excluding biological assets) (inventory / cost of sales)	91.39	88.38

As of June 30, 2015 the short-term debt represented 20% of total liabilities (20% as of December 31, 2014).

The ratio of financial expenses covered represents a decrease of 3.88 to 3.05. This decrease is mainly attributable to a higher proportional result before tax for the 2014 period, compared to the same period of 2015.

b) Statements of income

Profit before Income Tax

Profit before Income Tax registered a profit of MU.S.$269 compared to a profit of MU.S.$317 in the same period of the previous year, equivalent to a negative variation of MU.S.$48. The effect is explained by the factors described in the following table:

Item	MU.S.$
Gross margin	(4)
Distribution and Administrative Expenses	(3)
Other income/ expenses by function	(15)
Financial income/expenses	(9)
Exchange differences	(15)
Others items	(2)

Net change in income before income tax	(48)

The main indicators related to result accounts and the details of revenues and operation costs are as follows:

Revenues	06-30-2015 ThU.S.$	06-30-2014 ThU.S.$
Pulp	1,201,468	1,148,084
Sawn timber	438,746	454,760
Panels	924,016	903,108
Forestry	64,050	76,540
Other	17,727	16,767

Total revenues	2,646,007	2,599,259

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statements

June 30, 2015

Amounts in thousands of U.S. dollars, except as indicated

Sales costs	06-30-2015 ThU.S.$	06-30-2014 ThU.S.$
Wood	366,475	420,442
Forestry work	314,094	293,400
Depreciation and amortization	182,401	141,693
Other costs	914,277	870,719

Total sales costs	1,777,247	1,726,254

Profitability index	06-30-2015	12-31-2014
Profitability on equity	5.64	6.30
Profitability on assets	2.65	2.99
Return on operating assets	4.91	4.24

Profitability ratios	06-30-2015	30-06-2014
Income per share (U.S.$) (1)	1.68	2.03
Income after tax (ThU.S.$) (2)	191,606	232,676
Gross margin (ThU.S.$)	868,760	873,005
Financial costs (ThU.S.$)	(131,152)	(110,058)

(1)	Earnings per share refer to the profit to net equity to parent company.
(2)	Includes interest.

EBITDA	06-30-2015 MU.S.$	06-30-2014 MU.S.$
Gain (loss)	191.6	232.7
Finance cost	131.2	110.1
Financial Income	(19.3)	(7.5)
Expenses for income tax	77.2	84.0
EBIT	380.7	419.2
Depreciation and amortization	196.8	155.9
EBITDA	577.5	575.1
Cost at fair value of the harvest	149.9	162.3
Gain from changes in fair value of biological assets	(94.1)	(133.6)
Exchange difference	5.3	(10.1)
Others*	29.9	32.0
Adjusted EBITDA	668.4	625.7

*	2015: Forest loss provision MU.S.$29.9; 2014: Forest roads amortization MU.S.$32

2. MAIN SOURCES OF FINANCING

Arauco’s financing needs are mainly covered through the capital markets, with bond issuances and credits obtained from banks and financial institutions serving as the main sources of financing. For short-term borrowing, Arauco is regulated by its liquidity policy which indicates the amounts and institutions from which it can borrow according to several conditions defined in the policy. In the case of long-term debt, corporate bond issuances in the local market and also in international markets are used as sources of new resources. Another source of long-term financing corresponds to borrowings from banks and financial institutions around the world.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statements

June 30, 2015

Amounts in thousands of U.S. dollars, except as indicated

3. DIFFERENCE BETWEEN ECONOMIC VALUES AND BOOK ASSETS

Assets and liabilities are presented in the Financial Statements according to International Financial Reporting Standards and instructions issued by the Chilean Securities Commission.

We believe that there are no substantial differences between the economic value of our assets and the value reflected in these Financial Statements.

4. MARKET SITUATION

Pulp Division

During the second quarter of 2015, paper production and pulp demand diminished due to season effects in the northern hemisphere. Signs of pulp oversupply were evidenced during the second half of the quarter, although prices in long fiber and short fiber started to show an upward trend in all markets. Short fiber prices rose despite the opening of a new mill in Brazil during May 2015. The initial operation of new mills usually has an effect in markets, even though mills take months to be fully operational.

In Asia, short and long fiber prices increased by U.S.$40 and U.S.$50 per ton, respectively, which translates into a 6% and 8% price increase respectively during the second quarter of 2015. The price gap between these two fibers was reduced to U.S.$10 per ton, and can be associated with the substitution of short fiber for long fiber. Nevertheless, such substitution has a limited effect and usually occurs if the price trend is stable for some months. Chinese paper mills are fairly flexible and are therefore likely to adopt this change. The Chinese market kept growing and pulp imports overall increased by 10.5% up to June 2015 compared to 2014 (9.4% in bleached long fiber and 12.6% in bleached short fiber). The paper market in China is still experiencing a supply surplus, with large inventories and small margins. However, this situation has improved in comparison to the previous quarter.

In the European markets, due to the weakening of the euro, prices remained stable or had minor increases throughout the second quarter of 2015. In the long fiber market, where there is competition with Eurozone producers, prices have remained stable or have experienced decreases ranging from 0.7% to 1.0%. In contrast, the short fiber market, where imports play a bigger role and therefore follow the U.S. dollar trend, prices rose U.S.$ 20 to U.S.$ 30 (4%-5%). Despite the closing of production mills and consequently less production, paper companies in Europe are still under pressure and have not improved their margins. In general, paper producers have their mills working at a capacity of 90%. Although this operational rate is fairly high, producers have still not been able to transfer their higher costs to consumers. Higher costs are mainly due to the euro depreciation that directly affects imports, shutdown of mills, and a reduction of the European market in general.

The Middle East market has shown a promising level of activity and pulp demand has increased because of new paper mills, especially in tissue paper. Specifically, Turkey has increased tissue paper production considerably and has turned into one of the important producers in the region, exporting to North Africa and Middle East countries in general.

Our production remained stable throughout the second quarter of 2015. There was a programmed maintenance in the Constitución Mill during April and the Valdivia Mill changed its production from long fiber to short fiber to meet market demands. It is important to note that the latter is designed to be able to produce both types of fibers interchangeably.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statements

June 30, 2015

Amounts in thousands of U.S. dollars, except as indicated

Sawn Timber Division

The sawn timber market showed a slight improvement in total sales compared to the first quarter of 2015, although they were inferior when compared to the same period in 2014. This difference is mainly due to the general decrease of price levels within the first six months of this year. This trend is a consequence of a supply surplus from countries with weakening currencies, which makes to export a much more attractive scenario.

Our sales have strengthened in Asia in terms of volume throughout the second quarter, although the Middle East market had less activity due to competition, principally from Europe. Both markets have experienced a decrease in exported volumes compared to the first half of the year of 2014.

The North American market maintains its dynamism in new constructions and renovations, which translates into a stable market demand for our moldings.

In Chile and the rest of Latin America, demand remained stable, which has enabled a higher market share this year and a desired level of product mix.

Panels Division

The tendency observed during the first quarter of the year is maintained, showing a growth in sales compared to the first half of 2014.

It is worth stressing that there has been an increase in the manufacturing of plywood increased as a result of the operations of our new mill in Nueva Aldea. There have also been favorable levels of sales in particle board manufactured in the Teno Mill, both in volume and product mix. Demand for particle board has remained stable during the first six months of this year, and our efforts to sell products with added value, such as melamine boards, has continued with promising results.

With respect to MDF, there is more competition throughout all the markets due to a generalized boost in supply. The depreciation of the Brazilian real and the supply surplus have increased export volumes. The capacity to export MDF from Argentina is still diminished, forcing to sell primarily in the domestic market and to operate at lower production rates.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statements

June 30, 2015

Amounts in thousands of U.S. dollars, except as indicated

5. ANALYSIS OF CASH FLOW

The main components of net cash flow in each period are as follows:

	06-30-2015 ThU.S.$	06-30-2014 ThU.S.$
Positive (negative) Cash flow
Cash flow from operating activities	448,591	414,611
Cash flow from financing activities:
Loan and bond payments	(507,417)	(14,879)
Dividend payments	(98,638)	(77,759)
Others	(821)	(49)
Cash flow from investment activities:
Loans to related companies	(23,428)	—
Incorporation and sale of property, plant and equipment	(193,750)	(275,707)
Incorporation and sale of biological assets	(83,577)	(74,114)
Dividend received	1,865	6,801
Others	(1,867)	(8,268)

Positive Net cash flow (negative)	(459,042)	(29,364)

The financing cash flow had a negative balance of MU.S.$607 as of June 30, 2015 compared to a negative balance of U.S.$93 in the same period of 2014, mainly due to increased financial liabilities.

In relation to the flow of investment at the end of the current period, there was a lower negative balance of MU.S.$301 (compared to MU.S.$351 in the same period of 2014), mainly due to lower disbursements for the acquisition of properties, plant and equipment in 2015.

6. MARKET RISK ANALYSIS

In respect of the economic risks resulting from interest rate variations, the Company maintains, as of June 30, 2015, a ratio of fixed rate debt to total consolidated debt of approximately 85,5%, which it believes is consistent with industry standards. The Company does not participate in futures trading as to maintain one of the lowest cost structures in the industry, the risks for price fluctuations are bounded.

The Company and most of its subsidiaries maintain their accounting records and prepare their financial statements in U.S. dollars. Both the accounts receivable and most financial liabilities are denominated in U.S. dollars or are covered by an exchange rate swap, as well as most of their revenues. As a result, exposure to changes in the exchange rate has decreased significantly.

In the report to the Consolidated Financial Statements as of June 30, 2015, a detailed analysis of the risks associated with the business of Arauco is available (See Note 23).

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

June 30, 2015

Amounts in thousands of U.S. dollars, except as indicated

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	Note	06-30-2015 ThU.S.$	12-31-2014 ThU.S.$
Assets
Current Assets
Cash and cash equivalents	5	511,908	971,152
Other current financial assets	23	11,764	7,633
Other current non-financial assets	25	164,793	177,728
Trade and other current receivables	23	777,985	731,908
Accounts receivable from related companies	13	4,354	4,705
Current Inventories	4	911,067	893,573
Current biological assets	20	255,824	307,551
Current tax assets		43,379	38,477
Total Current Assets other than assets or disposal groups classified as held for sale		2,681,074	3,132,727
Non-Current Assets or disposal groups classified as held for sale	22	8,000	7,988
Non-Current Assets or disposal groups classified as held for sale or as held for distribution to owners		8,000	7,988
Total Current Assets		2,689,074	3,140,715
Non-Current Assets	23
Other non-current financial assets	25	1,980	5,024
Other non-current non-financial assets	23	101,818	101,094
Trade and other non-current receivables		25,755	31,001
Related party receivables, non current	13	162,948	151,519
Investments accounted for using equity method	15	303,776	326,045
Intangible assets other than goodwill	19	87,409	93,258
Goodwill	17	76,683	82,573
Property, plant and equipment	7	7,003,442	7,119,583
Non-current biological assets	20	3,523,545	3,538,802
Deferred tax assets	6	149,694	158,283
Total non-Current Assets		11,437,050	11,607,182
Total Assets		14,126,124	14,747,897

The accompanying notes are an integral part of these interim consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

June 30, 2015

Amounts in thousands of U.S. dollars, except as indicated

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (continued)

	Note	06-30-2015 ThU.S.$	12-31-2014 ThU.S.$
Equity and liabilities
Liabilities
Current Liabilities
Other current financial liabilities	23	691,352	742,343
Trade and other current payables	23	605,079	630,406
Accounts payable to related companies	13	9,514	6,036
Other current provisions	18	654	2,535
Current tax liabilities		21,496	25,860
Current provisions for employee benefits	10	4,341	3,590
Other current non-financial liabilities	25	118,826	136,316
Total current liabilities other than assets included in disposal groups classified as held for sale		1,451,262	1,547,086
Total Current Liabilities		1,451,262	1,547,086
Non-Current Liabilities
Other non-current financial liabilities	23	3,988,328	4,453,819
Other non-current provisions	18	63,831	64,529
Deferred tax liabilities	6	1,745,681	1,757,149
Non-current provisions for employee benefits	10	51,209	48,582
Other non-current non-financial liabilities	25	53,479	61,996
Total non - current liabilities		5,902,528	6,386,075
Total liabilities		7,353,790	7,933,161
Equity
Issued capital		353,618	353,618
Retained earnings		7,094,858	6,984,564
Other reserves		(719,705)	(571,052)
Equity attributable to parent company		6,728,771	6,767,130
Non-controlling interests		43,563	47,606
Total equity		6,772,334	6,814,736
Total equity and liabilities		14,126,124	14,747,897

The accompanying notes are an integral part of these interim consolidated financial statements

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

June 30, 2015

Amounts in thousands of U.S. dollars, except as indicated

CONSOLIDATED STATEMENTS OF INCOME

		January-June		April-June
		(Unaudited)
	Note	2015 ThU.S.$	2014 ThU.S.$	2015 ThU.S.$	2014 ThU.S.$
Income Statement
Revenue	9	2,646,007	2,599,259	1,372,692	1,374,642
Cost of sales	3	(1,777,247)	(1,726,254)	(918,739)	(928,376)
Gross profit		868,760	873,005	453,953	446,266
Other income	3	110,156	154,124	54,636	76,427
Distribution costs	3	(255,273)	(256,115)	(132,471)	(139,430)
Administrative expenses	3	(282,366)	(278,744)	(151,875)	(147,691)
Other expense	3	(54,311)	(83,048)	(28,799)	(25,048)
Profit (loss) from operating activities		386,966	409,222	195,444	210,524
Finance income	3	19,277	7,506	8,794	3,936
Finance costs	3	(131,152)	(110,058)	(62,956)	(56,835)
Share of profit (loss) of associates and joint ventures accounted for using equity method	15	(986)	(99)	(1,601)	780
Exchange rate differences		(5,260)	10,120	2,599	5,187
Income before income tax		268,845	316,691	142,280	163,592
Income Tax	6	(77,239)	(84,015)	(36,365)	(36,416)
Net Income		191,606	232,676	105,915	127,176

Net income attributable to
Net income attributable to parent company		189,903	230,135	105,016	125,893
Income attributable to non-controlling interests		1,703	2,541	899	1,283
Profit (loss)		191,606	232,676	105,915	127,176

Basic earnings per share
Basic earnings per share from continuing operations		0.0016782	0.0020337	0.0009280	0.0011125

Basic earnings per share		0.0016782	0.0020337	0.0009280	0.0011125

Diluted earnings per share
Diluted earnings per share from continuing operations		0.0016782	0.0020337	0.0009280	0.0011125

Diluted earnings per share		0.0016782	0.0020337	0.0009280	0.0011125

The accompanying notes are an integral part of these interim consolidated financial statements

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

June 30, 2015

Amounts in thousands of U.S. dollars, except as indicated

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

		January-June		April-June
		2015	2014	2015	2014
		(Unaudited)
	Note	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Profit (loss)		191,606	232,676	105,915	127,176
Components of other comprehensive income that will not be reclassified to profit or loss before tax:
Other comprehensive income before tax actuarial gains losses on defined Benefit plans		1,405	(2,526)	2,622	(2,526)
Share of other comprehensive income of associates and joint ventures accounted for using equity method that will not be reclassified to profit or loss before tax		2,867	(1,836)	3,315	(1,752)
Other Comprehensive Income that will not be reclassified to profit or loss before tax		4,272	(4,362)	5,937	(4,278)
Components of other comprehensive income that will be reclassified to profit or loss before tax:
Exchange differences on translation
Gains (losses) on exchange differences on translation, before tax	11	(166,212)	70,226	30,514	35,613
Other Comprehensive Income before tax exchange differences on translation		(166,212)	70,226	30,514	35,613
Cash flow hedges
Gains (losses) on cash flow hedges, before tax		18,160	590	12,354	(12,264)
Reclassification adjustments on cash flow hedges before tax		(7,104)	8,440	(4,720)	(1,303)
Other Comprehensive Income before tax Cash flow hedges		11,056	9,030	7,634	(13,567)
Other Comprehensive income that will be reclassified to profit or loss before tax		(155,156)	79,256	38,148	22,046
Income tax relating to components of other comprehensive Income that will not be reclassified to profit or loss before tax
Income tax relating to defined benefit plans of other comprehensive income		(403)	505	(677)	505
Income tax relating to components of other comprehensive Income that will be reclassified to profit or loss before tax
Income tax relating to cash flow hedges of other comprehensive income	6	(2,092)	(2,064)	(1,319)	2,552
Income tax relating to components of other comprehensive income that will be reclassified to profit or loss abstract		(2,092)	(2,064)	(1,319)	2,552
Other comprehensive income		(153,379)	73,335	42,089	20,825
Comprehensive income		38,227	306,011	148,004	148,001

Comprehensive Income attributable to
Comprehensive income, attributable to owners of parent company		41,250	301,121	146,172	145,662
Comprehensive income, attributable to non-controlling interests		(3,023)	4,890	1,832	2,339
Total comprehensive income		38,227	306,011	148,004	148,001

The accompanying notes are an integral part of these interim consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

June 30, 2015

Amounts in thousands of U.S. dollars, except as indicated

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

Unaudited 06-30-2015	Issue Capital ThU.S.$	Reserve of exchange differences on translation ThU.S.$	Reserve of cash flow hedges ThU.S.$	Reserve of actuarial gains or losses on defined benefit plans ThU.S.$	Several Other Reserves ThU.S.$	Other Reserves ThU.S.$	Retained Earnings ThU.S.$	Equity attributable to owners of parent T.hU.S.$	Non - controlling interests ThU.S.$	Total Equity ThU.S.$
Opening balance at 01/01/2015	353,618	(498,495)	(53,022)	(15,790)	(3,745)	(571,052)	6,984,564	6,767,130	47,606	6,814,736
Changes in Equity:
Comprehensive income
Net income							189,903	189,903	1,703	191,606
Other comprehensive income, net of tax		(161,486)	8,964	1,002	2,867	(148,653)		(148,653)	(4,726)	(153,379)
Comprehensive income	0	(161,486)	8,964	1,002	2,867	(148,653)	189,903	41,250	(3,023)	38,227
Dividends							(79,609)	(79,609)	(215)	(79,824)
Increase (decrease) through for transfers and other changes equity							0	0	(805)	(805)
Changes in equity	0	(161,486)	8,964	1,002	2,867	(148,653)	110,294	(38,359)	(4,043)	(42,402)
Closing balance at 06/30/2015	353,618	(659,981)	(44,058)	(14,788)	(878)	(719,705)	7,094,858	6,728,771	43,563	6,772,334

Unaudited 06-30-2014	Issue Capital ThU.S.$	Reserve of exchange differences on translation ThU.S.$	Reserve of cash flow hedges ThU.S.$	Reserve of actuarial gains or losses on defined benefit plans ThU.S.$	Several Other Reserves ThU.S.$	Other Reserves ThU.S.$	Retained Earnings ThU.S.$	Equity attributable to owners of parent T.hU.S.$	Non - controlling interests ThU.S.$	Total Equity ThU.S.$
Opening balance at 01/01/2014	353,618	(339,105)	(21,507)	(6,384)	1,036	(365,960)	7,004,640	6,992,298	52,242	7,044,540
Changes in Equity:
Comprehensive income
Net income							230,135	230,135	2,541	232,676
Other comprehensive income, net of tax		67,877	6,966	(2,021)	(1,836)	70,986		70,986	2,349	73,335
Comprehensive income	0	67,877	6,966	(2,021)	(1,836)	70,986	230,135	301,121	4,890	306,011
Issue of equity	0							0	0	0
Dividends							(88,837)	(88,837)	(1,790)	(90,627)
Increase (decrease) for transfer and other changes								0	0	0
Increase (decrease) through changes in ownership interest in subsidiaries that do not result in loss of control								0	0	0
Changes in equity	0	67,877	6,966	(2,021)	(1,836)	70,986	141,298	212,284	3,100	215,384
Closing balance at 06/30/2014	353,618	(271,228)	(14,541)	(8,405)	(800)	(294,974)	7,145,938	7,204,582	55,342	7,259,924

The accompanying notes are an integral part of these interim consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

June 30, 2015

Amounts in thousands of U.S. dollars, except as indicated

CONSOLIDATED STATEMENTS OF CASH FLOWS

	06-30-2015	12-31-2014
	Unaudited
	ThU.S.$	ThU.S.$
STATEMENTS OF CASH FLOWS
Cash Flows from (used in) Operating Activities
Classes of cash receipts from operating activities
Receipts from sales of goods and rendering of services	2,878,668	2,525,286
Receipts from premiums and claims, annuities and other policy benefits	2,998	0
Other cash receipts from operating activities	214,307	183,351
Classes of cash payments
Payments to suppliers for goods and services	(2,099,691)	(1,895,952)
Payments to and on behalf of employees	(259,719)	(258,654)
Other cash payments from operating activities	(126,270)	(46,079)
Interest paid	(121,031)	(96,296)
Interest received	7,070	9,129
Income taxes refund (paid)	(48,874)	(4,901)
Other (outflows) inflows of cash, net	1,133	(1,273)
Net Cash flows from Operating Activities	448,591	414,611

Cash flows (used in) investing activities
Loans to related parties	(23,428)	0
Proceeds from sale of property, plant and equipment	2,515	11,634
Purchase of property, plant and equipment	(196,265)	(287,341)
Proceeds from sales of intangible assets	99	0
Purchase of intangible assets	(1,947)	(9,001)
Purchase of biological assets	(83,577)	(74,114)
Dividends received	1,865	6,801
Other outflows of cash, net	(19)	733
Cash flows used in Investing Activities	(300,757)	(351,288)

Cash flows from (used in) Financing Activities
Total loans obtained	201,110	463,614
Loans obtained in long term	515	322,636
Proceeds from short-term borrowings	200,595	140,978
Repayments of borrowings	(708,527)	(478,493)
Dividends paid by subsidiaries or special purpose companies	(98,638)	(77,759)
Other inflows of cash, net	(821)	(49)
Cash flows from (used in) Financing Activities	(606,876)	(92,687)

Net increase (decrease) in Cash and Cash Equivalents before effect of exchange rate changes	(459,042)	(29,364)
Effect of exchange rate changes on cash and cash equivalents	(202)	2,876
Net increase (decrease) of Cash and Cash equivalents	(459,244)	(26,488)
Cash and cash equivalents, at the beginning of the period	971,152	667,212
Cash and cash equivalents, at the end of the period	511,908	640,724

The accompanying notes are an integral part of these interim consolidated financial statements.

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Unaudited Consolidated Financial Statements

June 30, 2015

Amounts in thousands of U.S. dollars, except as indicated

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2015 (UNAUDITED) AND DECEMBER 31, 2014

NOTE 1. PRESENTATION OF INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Entity Information

Name of Reporting Entity

Celulosa Arauco y Constitución S.A. and subsidiaries, (hereafter “Arauco” or the “Company”), tax identification number 93,458,000-1, is a closely held corporation, that was registered in the Securities Registry (the “Registry”) of the Superintendency of Securities and Insurance (the “SVS”) as No. 042 on June 14, 1982. Forestal Cholguán S.A., subsidiary of Arauco, is also registered in the Securities Registry as No. 030. Additionally, the Company is registered as a non-accelerated filer with the Securities and Exchange Commission (SEC) of the United States of America.

The Company’s head office address is El Golf Avenue 150, floor 14th, Las Condes, Santiago, Chile.

Arauco is principally engaged in the production and sale of forestry and timber products. Its main operations are focused on the following business areas: Pulp, Plywood and Fiberboard Panels, Sawn Timber and Forestry.

Arauco is controlled by Empresas Copec S.A., which owns 99.9779% of Arauco, and is registered in the Registry as No. 0028. Each of the above companies is subject to the oversight of the SVS.

The ultimate shareholders of Arauco are Mrs. Maria Noseda Zambra de Angelini, Mr. Roberto Angelini Rossi and Mrs. Patricia Angelini Rossi through the entity Inversiones Angelini y Cia. Ltda., which owns 63.4015% of the shares of AntarChile S.A., the controlling shareholder of our parent company Empresas Copec S.A.

Arauco’s Interim Consolidated Financial Statements were prepared on a going concern basis.

Presentation of Interim Consolidated Financial Statements

The Financial Statements presented by Arauco as of June 30, 2015 are:

•	Consolidated Statements of Financial Position Classified as of June 30, 2015 and December 31, 2014.

•	Consolidated Statements of Comprehensive Income by function for the periods between January 1 and June 30, 2015 and 2014 and between April 1 and June 30 2015 and 2014.

•	Statements of Other Consolidated Comprehensive Income for the periods between January 1 and June 30, 2015 and 2014 and between April 1 and June 30 2015 and 2014.

•	Consolidated Statements of Changes in Equity for the periods between January 1 and June 30, 2015 and 2014.

•	Consolidated Statements of Cash Flows – Direct Method for the periods between January 1 and June 30, 2015 and 2014.

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Unaudited Consolidated Financial Statements

June 30, 2015

Amounts in thousands of U.S. dollars, except as indicated

•	Explanatory disclosures (notes)

Period Covered by the Interim Consolidated Financial Statements

Period between January 1 and June 30, 2015.

Date of Approval of Interim Consolidated Financial Statements

These interim consolidated financial statements were approved by the Board of Directors of the Company (the “Board”) at the Extraordinary Session N° 532 held on August 20, 2015 for the period between January 1 and June 30, 2015.

Abbreviations used in this report:

IFRS - International Financial Reporting Standards

IASB - International Accounting Standards Board

IAS - International Accounting Standards

IFRIC - International Financial Reporting Standards Interpretations Committee

MU.S.$ - Millions of U.S. dollars

ThU.S.$ - Thousands of U.S. dollars

U.F. – Inflation index-linked units of account

EBITDA – Earnings Before Interest, Taxes, Depreciation, and Amortization

ICMS – Tax movement of inventories and services (Brazil)

Functional and Presentation Currency

Arauco and most of its subsidiaries has determined the United States (“U.S.”) Dollar as its functional currency since majority of its revenues from sales of its products are from exports denominated in U.S. Dollars, while its costs of sales are to a large extent related or indexed to the U.S. Dollar.

In relation to cost of sales, although the costs of labor and services are generally billed and paid in local currency, these costs are not as significant as the costs of raw materials, which are driven mainly by global markets and therefore, influenced mostly by the U.S. Dollar.

For the pulp operating segment, most of the sales are exports denominated in U.S. Dollars, and the costs are related mainly to plantation costs which are settled in U.S. Dollars.

For the sawn timber, panel and forestry operating segments, although total sales include a mix of domestic and exports sales, the prices for the products are established in U.S. Dollars, as is also the case for the cost structure of the related raw materials.

The presentation currency of the consolidated financial statements is the U.S. Dollar.

Figures on these consolidated financial statements are presented in thousands of U.S. Dollar (ThU.S.$).

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Unaudited Consolidated Financial Statements

June 30, 2015

Amounts in thousands of U.S. dollars, except as indicated

In these interim consolidated financial statements all relevant information required by IFRS has been presented.

Summary of significant accounting policies

a) Basis for preparation of interim consolidated financial statements

The interim Financial Statements of Arauco for the six-month period ended June 30, 2015, and for the year ended December 31, 2014, present in all material respects its financial position, its results of operations and its cash flows in accordance with the standards of the Superintendency of Securities and Insurance ( SVS ) that consider the IFRS, except as instructed in the Official Circular Letter No 856 of the Superintendency of Securities and Insurance which provides in an exceptional form of accounting of changes in assets and liabilities for deferred tax caused by Law No. 20,780, published in the Official Journal on September 29, 2014 (See Note 6).

The interim consolidated financial statements have been prepared on the historical cost basis, except for biological assets and certain financial instruments which are measured at revalued amounts or fair value at the end of each period as explained in the following significant accounting policies. Generally, historical cost is based on the fair value of the consideration given in exchange for goods and services.

b) Critical accounting estimates and judgments

The preparation of these consolidated financial statements, in accordance with IFRS, requires management to make estimates and assumptions that affect the carrying amounts reported. These estimates are based on historical experience and various other assumptions that are considered to be reasonable. Actual results may differ from these estimates. Management believes that the accounting policies below are the critical judgments that have the most significant effect on the amounts recognized in the consolidated financial statements.

- Property, Plant and Equipment

In an asset acquisition, management values the acquired property, plant and equipment and their useful lives in consultation with third party experts.

The carrying amounts of property, plant and equipment are reviewed whenever events or changes in circumstances indicate that the carrying amount of an asset may be impaired. The recoverable amount of an asset is the higher of fair value less costs to sell and its value in use, with an impairment loss recognized whenever the carrying amount exceeds the recoverable amount. The value in use is calculated using a discounted cash flow model, which is most sensitive to the discount rate as well as the expected future cash inflows.

- Fair Value of Financial Instruments

The fair value of financial instruments that are not traded in an active market is determined by using internal valuation techniques. Arauco uses its judgment to select a variety of methods and makes assumptions that are mainly based on market conditions existing at each reporting date.

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Unaudited Consolidated Financial Statements

June 30, 2015

Amounts in thousands of U.S. dollars, except as indicated

Detailed financial information about the fair value of financial instruments and sensitivity analysis are presented in Note 23.

-Biological Assets

The recovery of forest plantations is based on discounted cash flow models which mean that the fair value of biological assets is calculated using cash flows from continuing operations on a discounted basis, based on our sustainable forest management plans and the estimated growth of forests.

These discounted cash flows require estimates in growth, harvest, sales prices and costs. It is therefore important that management make appropriate estimates of future levels and trends for sales and costs, as well as conduct regular surveys of the forests to establish the volumes of wood available for harvesting and their current growth rates. The main considerations used to measure forest plantations are presented in Note 20, including a sensitivity analysis.

-Goodwill

The assessment of the added value represents the excess of the acquisition cost over the reasonable value of the Group’s holding in the identifiable net assets of the acquired subsidiary on the date of acquisition. Said reasonable value is determined whether based on assessments and/or the discounted future flow method using hypotheses in their determination, such as sales prices and industry indexes, among others.

-Employee benefits

The cost of defined employee benefits for termination of employment, as well as the present value of the obligation is determined using actuarial valuations. The actuarial valuations involve making assumptions about discount rates, staff turnover, future salary increases and mortality rates.

-Litigation and Contingencies

Arauco and its subsidiaries are subject to certain litigation proceedings. Future effects on Arauco’s financial condition resulting from such litigation are estimated by management, in collaboration with its legal advisors. Arauco applies judgment when interpreting the reports of its legal advisors who provide updated estimates of the legal contingencies at each reporting period and/or at each time a modification is determined to be necessary. For a description of current litigations see Note 18.

c) Consolidation

The interim consolidated financial statements include all entities over which Arauco has the power to direct the relevant financial and operating activities. Subsidiaries (including special purpose entities) are consolidated from the date on which control is obtained and up to the date that control ceases.

Specifically, a company controls an investee if, and only if, they have all of the following:

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June 30, 2015

Amounts in thousands of U.S. dollars, except as indicated

(a) power over the investee, i.e. the investor has existing rights which give it the ability to direct the relevant activities (the activities that significantly affect the investee’s returns)

(b)	exposure, or rights, to variable returns from involvement with the investee; and

(c)	the ability to use power over the investee to affect the amount of the investor’s returns.

When the Company holds less than the majority of voting rights in a company in which it participates, it nonetheless has the authority over said company - when these voting rights are enough - to grant it in practice the ability to unilaterally direct said company’s relevant activities. The Company takes into account all facts and circumstances in order to assess if the voting rights in a company in which it participates are enough for granting it the power, including:

a) the size of the investor’s holding of voting rights relative to the size and dispersion of holdings of the other vote holders;

b) potential voting rights held by the investor, other vote holders or other parties;

c) rights arising from other contractual arrangements; and

d) any additional facts and circumstances that indicate the investor has, or does not have, the current ability to direct the relevant activities at the time that decisions need to be made, including voting patterns at previous shareholders’ meetings.

The Company will reevaluate whether or not it holds control of a company in which participates if the facts and circumstances indicate that changes have occurred in one or more of the three elements of control mentioned above.

Consolidation of an investee shall begin from the date the investor obtains control of the investee and cease when the investor loses control of the investee. An entity includes the income and expenses of an acquired or sold subsidiary in the interim consolidated financial statements from the date it gains control until the date when the entity ceases to control the subsidiary.

The profit or loss of each component of other comprehensive income is attributed to owners of the parent company and the non-controlling interest, as appropriate. Total comprehensive income is attributed to the owners of the parent company and non-controlling interests even if the results of the non-controlling interest have a deficit balance.

If a subsidiary uses accounting policies different than those adopted in the interim consolidated financial statements for transactions and other events in similar circumstances, appropriate adjustments are made in the financial statements of subsidiaries to prepare interim consolidated financial statements to ensure compliance with Arauco’s accounting policies.

All intercompany transactions and unrealized gains and losses from subsidiaries have been fully eliminated from interim consolidated financial statements and non-controlling interests is presented in the consolidated statement of financial position within equity, separately from the equity of the owners of the parent company.

The consolidated financial statements at the end of this period include the assets, liabilities, income and expenses of the subsidiaries shown in Note 13.

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AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

June 30, 2015

Amounts in thousands of U.S. dollars, except as indicated

Certain consolidated subsidiaries have Brazilian Real and Chilean Pesos as their functional currencies. For consolidation purposes, the financial statements of those subsidiaries have been prepared in accordance with IFRS and translated into the presentation currency as indicated in Note 1 (e) (ii).

A parent company will present non-controlling interests in the consolidated statement of financial position within equity, separately from the equity of the owners of the parent company.

d) Segments

Arauco has defined its operating segments according to its business areas, based on the products and services sold to its customers. This definition is consistent with the management, resource allocation and performance assessment made by key personnel responsible for making relevant decisions related to the Company’s operation. The Chief Operating Decision Maker (CODM) is the Chief Executive Officer who is responsible for making these decisions and it is supported by the Corporate Managing Directors of each segment.

Based on the aforementioned process, the Company has established operating segments according to the following business units:

•	Pulp

•	Panels

•	Sawn Timber

•	Forestry

Refer to Note 24 for detailed financial information by operating segment.

e) Functional currency

(i) Functional currency

All items in the financial statements of Arauco and each of its subsidiaries, associates and jointly controlled entities are measured using the currency of the primary economic environment in which each entity operates (the functional currency). The interim consolidated financial statements are presented in U.S. dollars, which is Arauco’s functional and presentation currency.

(ii) Translation to the presentation currency of Arauco

For the purposes of presenting interim consolidated financial statements, the assets and liabilities of Arauco’s operations in functional currency different from Arauco´s are translated into U.S. dollars using exchange rates prevailing at the end of each reporting period. Income and expense items are translated at the average exchange rates for the period, unless exchange rates fluctuate significantly during that period, in which case the exchange rates at the dates of the transactions are used. Exchange rate differences are recognized in other comprehensive income and accumulated in “Other reserves” within–equity.

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Unaudited Consolidated Financial Statements

June 30, 2015

Amounts in thousands of U.S. dollars, except as indicated

(iii) Foreign Currency Transactions

Transactions in currencies other than the functional currency are recognized at the exchange rates prevailing at the dates of the transactions. Profit or loss on transactions in currencies other than the functional currency resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies, are recognized in the statement of income, except those which are recorded in other comprehensive income and accumulated in equity such as cash flows hedging derivatives.

f) Cash and cash equivalents

Cash and cash equivalents include cash-in-hand, deposits held on demand at banks and other short term highly liquid investments with an original maturity of three months or less and which are subject to an insignificant risk of changes in value.

g) Financial Instruments

Financial assets

Financial assets are classified into the following specified categories: financial assets ‘at fair value through profit or loss’ (FVTPL), ‘held-to-maturity’ investments and ‘loans and receivables’. The classification depends on the nature and purpose of the financial assets and is determined at the time of initial recognition. All regular way purchases or sales of financial assets are recognized and derecognized on a trade date basis. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the time frame established by regulation or convention in the marketplace.

(i)	Financial assets and liabilities measured at fair value through profit or loss

Financial assets measured at fair value through profit or loss are financial assets held for trading, or those designated as FVTPL. A financial asset is classified in this category if it is acquired principally for the purpose of selling it in the short term.

Derivatives are also classified as held for trading unless they are designated and effective as hedging instruments. Assets in this category are classified as current assets and the obligation for these instruments is presented under other financial liabilities within the statement of financial position.

Regular purchases and sales of financial assets are recognized on the trade date, which is the date on which Arauco commits itself to purchase or sell the asset.

The financial assets at fair value through profit or loss are initially recognized at fair value and transaction costs are expensed in the statement of income. They are subsequently measured at fair value with any gains or losses from changes in fair value recognized in profit or loss.

A financial asset is classified as held for trading if:

•	it has been acquired principally for the purpose of selling it in the near term; or

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

June 30, 2015

Amounts in thousands of U.S. dollars, except as indicated

•	on initial recognition it is part of a portfolio of identified financial instruments that the Group manages together and has a recent actual pattern of short-term profit-taking; or

•	it is a derivative that is not designated and effective as a hedging instrument

A financial asset other than a financial asset held for trading may be designated as at FVTPL upon initial recognition if:

•	such designation eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise; or

•	the financial asset forms part of a group of financial assets or financial liabilities or both, which is managed and its performance is evaluated on a fair value basis, in accordance with the Group’s documented risk management or investment strategy, and information about the grouping is provided internally on that basis; or

•	it forms part of a contract containing one or more embedded derivatives, and permits the entire combined contract to be designated as at FVTPL.

Interest Rate and Currency Swaps: Swaps are measured using the discounted cash flow method at a discount rate consistent with the risk of the operation, using internal methodology based on market information from our Bloomberg terminal.

Foreign Exchange and Interest Rate Forwards: These instruments are initially recognized at fair value at the date on which the contract is entered into and are subsequently remeasured at fair value at each reporting date. Forwards are recognized as assets when fair value is positive and, as liabilities when fair value is negative.

The fair value of foreign exchange forward contracts is calculated by reference to current forward exchange rates for contracts with similar maturities.

The fair value of interest rate forward contracts is calculated by reference to the difference of the existing interest rates between the interest rate contractually agreed and the market interest rate at the end of each reporting period.

Mutual Funds: They are highly liquid instruments that are sold in the short term and are carried at their net asset value at the end of each period.

(ii) Held-to-maturity investments

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Group has the intent and ability to hold to maturity. They are initially recognized at fair value plus transaction costs that are directly attributable to the acquisition and are subsequently measured at amortized cost using the effective interest method less any impairment.

(iii) Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Loans and receivables are classified as current assets, except for those with maturities more than 12 months after the

CELULOSA ARAUCO Y CONSTITUCION S.A.

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Unaudited Consolidated Financial Statements

June 30, 2015

Amounts in thousands of U.S. dollars, except as indicated

reporting period, which are classified as non-current assets. Loans and receivables include trade and other receivables.

Loans and receivables are initially recognized at fair value plus transaction costs that are directly attributable to the acquisition and are subsequently measured at amortized cost using the effective interest rate method, less any impairment.

Repurchase Agreements: These are recognized at their initial investment cost plus accrued interest at the end of each reporting period. These contracts have maturities of less than 30 days.

Financial liabilities

Financial liabilities are classified as either financial liabilities ‘at FVTPL’ or ‘other financial liabilities’ and are initially recorded at fair value.

(i) Financial liabilities at FVTPL

Financial liabilities are classified as at FVTPL when the financial liability is either held for trading or it is designated as at FVTPL.

A financial liability is classified as held for trading if:

•	it has been incurred principally for the purpose of repurchasing it in the near term; or

•	on initial recognition it is part of a portfolio of identified financial instruments that the Group manages together and has a recent actual pattern of short-term profit-taking; or

•	it is a derivative that is not designated and effective as a hedging instrument.

A financial liability other than a financial liability held for trading may be designated as at FVTPL upon initial recognition if:

•	such designation eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise; or

•	the financial liability forms part of a group of financial assets or financial liabilities or both, which is managed and its performance is evaluated on a fair value basis, in accordance with the Group’s documented risk management or investment strategy, and information about the grouping is provided internally on that basis; or

•	it forms part of a contract containing one or more embedded derivatives, and IAS 39 permits the entire combined contract to be designated as at FVTPL.

Financial liabilities at FVTPL are recorded at fair value, with any gains or losses arising on remeasurement recognized in profit or loss. The net gain or loss recognized in profit or loss incorporates any interest paid on the financial liability and is included in the Finance income or Finance costs line item in the consolidated statements of income.

(ii) Other financial liabilities

Other financial liabilities (including borrowings and trade and other payables) are subsequently measured at amortized cost using the effective interest method.

CELULOSA ARAUCO Y CONSTITUCION S.A.

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Unaudited Consolidated Financial Statements

June 30, 2015

Amounts in thousands of U.S. dollars, except as indicated

The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that discounts estimated future cash payments (including all fees and amounts paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial liability, or (where appropriate) a shorter period, to the net carrying amount on initial recognition.

Financial obligations are classified as current liabilities, unless Arauco holds an unconditional right to defer their settlement during at least 12 months after the balance sheet’s date.

The estimate of the fair value of obligations with banks is determined using valuation techniques that include discounted cash flow analyses applying rates of similar loans. Bonds are appraised at market value.

h) Derivative financial instruments

(i) Financial Derivatives - The Company enters into a variety of derivative financial instruments to manage its exposure to interest rate and foreign exchange rate risks, including foreign exchange forward contracts, interest rate swaps and cross currency swaps. The group’s policy is that all derivative contracts are hedging contracts.

Derivatives are initially recognized at fair value at the date the derivative contracts are entered into and are subsequently re-measured at fair value at the end of each reporting period. The resulting gain or loss is recognized in profit or loss unless the derivative is designated and effective as a hedging instrument under IAS 39, in which event the timing of the recognition in profit or loss depends on the nature of the hedge relationship.

(ii) Embedded derivatives - The Company assesses the existence of embedded derivatives in financial instrument contracts. Derivatives embedded in non-derivative host contracts are treated as separate derivatives when they meet the definition of a derivative, their risks and characteristics are not closely related to those of the host contracts and the contracts are not measured at FVTPL as a whole. Arauco has determined that no embedded derivatives currently exist.

(iii) Hedge accounting - The Company designates certain hedging instruments as either fair value hedges or cash flow hedges.

At the inception of the hedge relationship, the entity documents the relationship between the hedging instrument and the hedged item, along with its risk management objectives and its strategy for undertaking various hedge transactions. Furthermore, at the inception of the hedge and on an ongoing basis, Arauco documents whether the hedging instrument is highly effective in offsetting changes in fair values or cash flows of the hedged item attributable to the hedged risk.

-Fair Value Hedges under IAS 39- Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recognized in profit or loss immediately, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk. The change in the fair value of the hedging instrument

CELULOSA ARAUCO Y CONSTITUCION S.A.

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June 30, 2015

Amounts in thousands of U.S. dollars, except as indicated

and the change in the hedged item attributable to the hedged risk are recognized in profit or loss in the line item relating to the hedged item.

-Cash flow hedges under IAS 39 - The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income and accumulated under the heading of cash flow hedging reserve. The gain or loss relating to the ineffective portion is recognized immediately in profit or loss, and is included in the Finance costs line item in the consolidated statement of income. Amounts previously recognized in other comprehensive income and accumulated in equity are reclassified to profit or loss in the periods when the hedged item affects profit or loss, in the same line as the recognized hedged item. However, when the hedged forecast transaction results in the recognition of a non-financial asset or a non-financial liability, the gains and losses previously recognized in other comprehensive income and accumulated in equity are transferred from equity and included in the initial measurement of the cost of the non-financial asset or non-financial liability.

Hedge accounting is discontinued when the Group revokes the hedging relationship, when the hedging instrument expires or is sold, terminated, or exercised, or when it no longer qualifies for hedge accounting. Any gain or loss recognized in other comprehensive income and accumulated in equity at that time remains in equity and is recognized when the forecasted transaction is ultimately recognized in profit or loss. When a forecasted transaction is no longer expected to occur, the gain or loss accumulated in equity is recognized immediately in profit or loss.

i) Inventories

Inventories are stated at the lower of cost and net realizable value. Cost is determined using the weighted average cost method.

The cost of finished goods and works in process includes the cost of raw materials, direct labor, other direct costs and general overhead expenses, excluding interest expenses.

Initial costs of harvested wood are determined at fair value less cost of sale at the point of harvest.

Biological assets are transferred to inventories when forests are harvested.

Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

When market conditions result in the production costs of a product exceeding its net realizable value, the inventories are written-down to their net realizable value. This write-down also includes obsolescence amounts resulting from slow moving inventories and technical obsolescence.

Spare parts that will be consumed in a period of less than twelve months are presented in inventories and recognized as an expense when they are consumed.

j) Non-current assets held for sale

The Group classifies certain property, plant and equipment, intangible assets, investments in associates and groups subject to expropriation (groups of assets to be

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June 30, 2015

Amounts in thousands of U.S. dollars, except as indicated

sold together with their directly associated liabilities) as non-current assets held for sale which as of the closing date of the statement of financial position are the subject of active sale efforts and for which the completion is estimated to be highly probable.

These assets or groups subject to expropriation are valued at the lower of the carrying amount or the fair value less the costs to sell, and are no longer amortized from the time they are classified as non-current assets held for sale.

k) Business Combinations

Arauco applies the acquisition method to account for a business combination. This method requires the identification of the acquirer, determination of the acquisition date, recognition and measurement of the identifiable assets acquired, the liabilities assumed and any non-controlling interest in the acquiree; and recognition and measurement of goodwill or a gain from a bargain purchase. Identifiable assets acquired and liabilities assumed and any contingent liabilities in a business combination are initially measured at fair value at the acquisition date, except:

-deferred tax assets or liabilities, and assets or liabilities related to employee benefit arrangements are recognized and measured in accordance with IAS 12 Income Taxes and IAS 19 respectively;

-liabilities or equity instruments related to share-based payment arrangements of the acquire or share-based payment arrangements of the Group entered into to replace share-based payment arrangements of the acquire are measured in accordance with IFRS 2 at the acquisition date; and

-assets (or disposal groups) that are classified as held for sale in accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations are measured in accordance with such standard.

Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree, and the fair value of the acquirer’s previously held equity interest in the acquiree (if any) over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed. If the total of consideration transferred, non-controlling interest recognized and previously held interest measured is less than the fair value of the net assets of the subsidiary acquired in the case of a bargain purchase, the difference is recognized directly in the statement of income.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For purposes of impairment testing, goodwill in a business combination is allocated as of the acquisition date to the cash generating unit or a group of cash generating units expected to benefit from the synergies of the combination irrespective of whether other assets or liabilities of the acquiree are allocated to those units or group of units.

Acquisition-related costs are accounted for as expenses when they are incurred, except for costs to issue debt or equity securities which are recognized in accordance with IAS 32 and IAS 39.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

June 30, 2015

Amounts in thousands of U.S. dollars, except as indicated

A parent will present non-controlling interests in the consolidated statement of financial position within equity, separately from the equity of the owners of the parent company.

Changes in the ownership interest of a parent in its subsidiary that do not result in a loss of control are treated as equity transactions. Any difference between the amount by which non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity and attributed to owners of the parent company. No adjustment is made to the carrying amount of goodwill, neither gains or losses are recognized in the income statement.

Non-controlling interests that are present ownership interests and entitle their holders to a proportionate share of the entity’s net assets in the event of liquidation may initially be measured either at fair value or at the present ownership instruments’ proportionate share in the recognized amounts of the acquiree’s identifiable net assets. The choice is made on a transaction-by-transaction basis.

Arauco measures the fair value of the acquired company in the business combination achieved in stage (“step acquisition”), recognizing the effects of remeasurement of previously held equity interest in the acquiree in the statements of income.

If the initial accounting for a business combination is not completed by the end of the reporting period in which the combination occurs, Arauco reports preliminary amounts for the items for which the accounting is incomplete. During the measurement period (no more than one year), these preliminary amounts are retrospectively adjusted, or additional assets or liabilities are recognized to reflect new information about facts and circumstances that existed at the acquisition date, if known, would have affected the amounts recognized at that date.

Business combinations that are under common control transactions are accounted using as a reference the pooling of interest. Under this method, assets and liabilities related to the transaction carry over the previous carrying values. Any difference between assets and liabilities included in the consolidation and the consideration transferred, is accounted in equity.

l) Investments in associates and joint arrangements

Associates are entities over which Arauco exercises significant influence, but not control. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies.

Joint arrangement is defined as an entity over which there is joint control, which exists only when the decisions about strategic of activities, both financial and operational, require the unanimous consent of the parties sharing control.

Investments in joint arrangements are classified as a joint venture or as a joint operation. A joint operation is a joint arrangement in which the parties that have joint control of the arrangement (i.e. joint operators) have rights to the assets and obligations for the liabilities, relating to the arrangement. A joint venture is a joint arrangement in which the parties that have joint control of the arrangement (i.e., participants in a joint venture) have rights to the net assets of the arrangement.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

June 30, 2015

Amounts in thousands of U.S. dollars, except as indicated

Investments in associates and joint ventures are accounted for using the equity method and are initially recognized at cost. Their carrying amount is increased or decreased to recognize Arauco’s share of the profit or loss and other comprehensive income. Dividends received are recognized by deducting the amount received from the carrying amount of the investment. Arauco’s investment in associates includes goodwill (both net of any accumulated impairment loss).

The investments in joint operations recognize the assets, liabilities and results of operations in relation to Arauco’s ownership percentage.

Investments in associates and joint ventures are presented in the consolidated statement of financial position in the line item “Investments accounted for using equity method”.

If Arauco’s share of losses of an associate or joint venture equals or exceeds its interest in the associate or joint venture, Arauco discontinues recognizing its share of further losses. After Arauco’s carrying value in the investee is reduced to zero, additional losses are provided for, and a liability is recognized, only to the extent that Arauco has incurred legal or constructive obligations or made payments on behalf of the associate or joint venture. If the associate or joint venture subsequently reports profits, Arauco resumes recognizing its share of those profits only after its share of the profits equals the share of losses not recognized.

m) Intangible assets other than goodwill

After initial recognition, intangible assets with finite useful lives are carried at cost less any accumulated amortization and impairment losses.

Amortization of an intangible asset with a finite useful life is allocated over the asset’s useful life. Amortization begins when the asset is available for use, i.e., when it is in the location and condition necessary for it to be capable of operating in the manner intended by management.

(i)	Computer Software

Computer software licenses are capitalized in terms of the costs incurred to acquire and make them compatible with existing software. These costs are amortized over the estimated useful lives of the software.

(ii)	Water Rights, Easements and Other Rights

This item includes water rights, easements and other acquired rights recognized at historical cost which have indefinite useful lives as there is no foreseeable limit to the period over which these assets are expected to generate future cash flows. These rights are not amortized, but are tested for impairment at least annually, or when there is any indication that the assets might be impaired.

(iii)	Customers and trade relations with customers

Correspond to the valuation over the time of the established relationship with customers, from the sale of products and services through its sales team. These relations will materialize in sales orders, which generate revenue and cost of sales. The useful life has been determined to be 15 years.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

June 30, 2015

Amounts in thousands of U.S. dollars, except as indicated

n) Goodwill

Goodwill generated in the acquisition of an entity is measured as the excess of the sum of the consideration paid, the amount of any non-controlling interests in the acquiree, and the fair value of the acquirer’s previously held equity interest in the acquiree (if any) over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed. Goodwill is not amortized but is tested for impairment on annual basis.

The goodwill generated on acquisitions of foreign companies, is expressed in the functional currency of such foreign company.

Goodwill recognized for the acquisition of the subsidiary Arauco do Brasil S.A. whose functional currency is the Brazilian Real, is translated into U.S. Dollars at the closing exchange rate. At the date of these interim consolidated financial statements, the only change in the carrying amount of goodwill in Brazil is related to the net exchange rate differences on translation.

o) Property, Plant and Equipment

Property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment. The cost includes expenditures that are directly attributable to the acquisition of the assets.

Subsequent costs, such as improvements and replacement of components, are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to Arauco and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized from property, plant and equipment. All other repairs and maintenance costs are expensed in the period in which they are incurred.

Arauco capitalizes borrowing costs that are directly attributable to the acquisition, construction or production of qualifying assets as part of the cost of those assets, until the assets are ready for their intended use (See Note 12).

Depreciation is calculated by components using the straight-line method.

The useful lives of the items of property, plant and equipment is estimated according to the expected use of the assets.

When the asset value exceeds its recoverable amount, it is immediately adjusted to its recoverable amount.

The residual values and useful lives of assets are reviewed and adjusted, if appropriate, annually.

p) Leases

Arauco applies IFRIC 4 to assess whether an arrangement is, or contains, a lease. Leases of assets in which Arauco substantially holds all the risks and rewards of ownership are classified as finance leases. All other leases are classified as operating leases.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

June 30, 2015

Amounts in thousands of U.S. dollars, except as indicated

Finance leases are initially recognized at the lower of the fair value at the inception of the lease of the leased property and the present value of the minimum lease payments.

When assets are leased under a finance lease, the present value of lease payments are recognized as financial account receivables. Finance income, which is the difference between the gross receivable and the present value of such amount, is recognized as the interest rate of return.

Leases in which substantially all risks and rewards are not transferred to the lessee are classified as operating leases. Payments under operating leases (net of any incentives received from the lessor) are recognized as an expense on a straight-line basis over the lease term.

Arauco evaluates the economic foundation of the contracts that grant the right to use certain assets, for the purposes of determining the existence of implied leases. In these cases, the Company separates - at the beginning of the contract, and based on relative reasonable values - payments and considerations associated with the lease, from the rest of the elements incorporated to the contract.

q) Biological Assets

IAS 41 requires that biological assets, such as standing trees, are measured at fair value less cost to sell in the statement of financial position. Forestry plantations are accounted for at fair value less costs to sell, based on the presumption that fair values of these assets can be measured reliably.

The measurement of forestry plantations is based on discounted cash flow models whereby the fair value of the biological assets is determined using estimated future cash flows from continuing operations calculated using our sustainable forest management plans and including the estimated growth of the forests. This valuation is performed on the basis of each identifiable farm block and for each type of tree.

The measurement of new forestry plantations made during the current year, is made at cost, which corresponds to the fair value at that date. After twelve months, the valuation methodology used is that explained in the preceding paragraph.

Biological assets shown as current assets correspond to those forestry plantations that will be harvested in the short term.

Biological growth and changes in fair value of forestry plantations are recognized in the line item “Other income” in the consolidated statement of income.

The Company holds fire insurance policies for its forestry plantations which, together with company resources and efficient protection measures for these plantation assets allow financial and operational risks to be minimized.

r) Income tax expense and deferred income tax assets and liabilities.

The tax liabilities are recognized in the interim consolidated financial statements based on the determination of taxable income for the year and calculated using the tax rates in force in the countries where Arauco operates.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

June 30, 2015

Amounts in thousands of U.S. dollars, except as indicated

Deferred income tax is recognized using the balance sheet liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the end of the reporting period and that are expected to apply when the related deferred tax asset is realized or the deferred income tax liability is settled.

Deferred taxes are registered according to rules established in IAS12 “Income Taxes”, except for the application in the Official Circular Letter No. 856 issued on October 17, 2014 by the SVS, which established that the differences in liabilities and assets for deferred taxes occurring as a direct effect of the increase in the first category tax introduced by Law No. 20,780, should be accounted for in the respective year against equity. (See Note 2).

The goodwill arising on business combinations does not give rise to deferred tax.

The deferred tax assets and tax credits are generally recognized for all deductible temporary differences to the extent that it is probable that future taxable profit will be available against which those deductible temporary differences can be utilized.

s) Provisions

Provisions are recognized when the Company has a present obligation, legal or constructive, as a result of past events; it is probable that an outflow of resources will be required to settle the obligation; and a reliable estimate can be made of the amount of the obligation. The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period.

t) Revenue recognition

Revenues are recognized when Arauco has transferred the risks and rewards of ownership to the buyer and Arauco has no right to dispose of the assets, nor effective control of such good.

(i) Revenue recognition from the Sale of Goods

Revenue from the sale of goods is recognized when Arauco has transferred to the buyer the significant risks and rewards of ownership of the goods, when the amount of revenue can be reliably measured, when Arauco does not retain any managerial involvement over the goods sold and when it is probable that the economic benefits associated with the transaction will flow to Arauco and the costs incurred in respect of the transaction can be measured reliably.

Sales are recognized in terms of the price agreed to in the sales contract, less any volume discounts and estimated product returns at the date of the sale. Volume discounts are evaluated in terms of estimated annual purchases. There is no significant financing component given that receivables from sales are collected within a short period, which is in line with market practices.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

June 30, 2015

Amounts in thousands of U.S. dollars, except as indicated

(ii) Revenue recognition from Rendering of Services

When the outcome of a transaction involving the rendering of services can be reliably estimated, revenue is recognized by reference to the stage of completion of the transaction at the date of the reporting period, and when it is probable that the economic benefits associated with the transaction will flow to the Arauco.

Arauco mainly provides power supply services which are transacted principally in the spot market of the Sistema Interconectado Central (“Central Interconnected System”). According to current regulations, the prices on that market called “Marginal Costs” are calculated by the Centro de Despacho Económico de Carga del Sistema Interconectado Central (CDEC–SIC) (“Economic Load Dispatch Center of the Central Interconnected System”) and are generally recognized in the period in which the services are rendered.

Electrical power is generated as a by-product of the pulp and wood process and is a complementary business to it, which is initially supplied to the group’s subsidiaries and any surplus is sold to the CDEC-SIC.

Arauco provides other non-core services such as port services and pest control whose revenues are derived from fixed price service contracts, generally recognized during the period of the service contract on a straight-line basis over the term of the contract.

Revenues from operating segments mentioned in Note 24 are measured in accordance with the policies indicated in the preceding paragraphs.

Revenues from inter-segment sales (which are made at market prices) are eliminated in the interim consolidated financial statements.

u) Minimum dividend

Article No. 79 of the Chilean Corporations Law states that, unless otherwise unanimously agreed by the shareholders, corporations must distribute annually at least 30% of net income for the current year as cash dividend to shareholders determined in proportion to their shares or in the proportion established in the by-laws for preferred shares, if any, except where necessary to absorb accumulated losses from prior years.

The General Shareholders’ Meeting of Arauco agreed to distribute annual dividends at 40% of net distributable income, including an interim dividend to be distributed at year end. Dividends payable are recognized as a liability in the financial statements in the period when they are declared and approved by the Arauco’s shareholders or when arises the corresponding present obligation based on existing legislation or distribution policies established by the Shareholders’ Meeting.

The interim and final dividends are recorded in equity upon their approval by the Company’s Board of Directors and the shareholders.

Dividends payable are presented in the line item “Other current non-financial liabilities” in the consolidated statement of financial position.

Dividends paid are not deductible for income tax purposes.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

June 30, 2015

Amounts in thousands of U.S. dollars, except as indicated

v) Earning per share

Basic earnings per share are calculated by dividing the net income for the period attributable to the parent company by the weighted average number of ordinary shares outstanding during the period, excluding the average number of shares in the Company held by a subsidiary, if such circumstance exists.

Arauco has not performed any type of transaction with a potential dilutive effect that would cause diluted earnings per share to be different from basic earnings per share.

w) Impairment

Non-financial Assets

The recoverable amount of property, plant and equipment and other assets with finite useful lives are measured whenever there is any indication that the assets have suffered an impairment loss. Among the indications to consider as evidence of impairment are significant declines in the assets’ market value, significant adverse changes in the technological environment, obsolescence or physical damages of assets and changes in the manner in which the asset is used or expected to be used). Arauco evaluates at the end of each reporting period whether there is any evidence of the indications above mentioned.

For this evaluation, assets are grouped at the lowest level of group of assets that generates cash flows independently.

Goodwill and intangible assets with indefinite useful life are tested annually for impairment or whenever circumstances indicate it. The recoverable amount of an intangible asset is the higher of its fair value less costs to sell and its value in use. An impairment loss is recognized whenever the carrying amount exceeds the recoverable amount.

A cash-generating unit to which goodwill has been allocated is tested for impairment annually, or more frequently when there is an indication that the unit may be impaired. If the recoverable amount of the cash-generating unit is less than its carrying amount, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro rata based on the carrying amount of each asset in the unit. Any impairment loss for goodwill is recognized directly in profit or loss. An impairment loss recognized for goodwill is not reversed in subsequent periods.

Except for goodwill, a previously recognized impairment loss is reversed if, and only if, there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. Impairment losses are reversed so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset in prior years.

For the purposes of assessing impairment losses, assets are grouped at the lowest level for which there is identifiable cash flows separately for each cash-generating unit. Non-financial assets, other than goodwill, which had suffered an impairment loss, are reviewed at the end of each reporting period whether there is any indication that an impairment loss previously recognized may no longer exists or has decreased.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

June 30, 2015

Amounts in thousands of U.S. dollars, except as indicated

“Cash-generating units” are the smallest identifiable groups of those cash inflows that are largely independent of the cash inflow from other assets or groups of assets.

Goodwill is allocated to cash-generating units for impairment testing purposes. The allocation is made between cash-generating units or groups of cash generating units expected to benefit from the synergies of the combination.

Financial Assets

At the end of each reporting period, an evaluation is performed in order to identify whether there is any objective evidence that a financial asset or a group of financial assets may have been impaired. Financial assets are impaired only when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of a financial asset, the estimated future cash flows of the financial asset have been affected. Impairment losses are recognized in the consolidated statement of income.

The allowance for doubtful accounts is established based on an analysis of the age of the portfolio and considering the insurance coverage on accounts receivable. Other conditions are assessed, for example, when there is objective evidence that Arauco will not receive payments under the original sale terms and when the customer is a party to a bankruptcy court agreement or cessation of payments, and is written-off when Arauco has exhausted all levels of recovery of the receivable in a reasonable time.

The allowance for doubtful accounts is measured as the difference between the carrying amount of receivables and the present value of estimated future cash flows. The carrying amount of the receivable is reduced through the use of the allowance. If the impairment loss decreases in later periods, it is reversed either directly or by adjusting the provision for doubtful accounts, with effect in profit or loss.

x) Employee Benefits

Arauco has severance payment obligations arising from voluntary termination of employment. These are paid to certain employees that have been employed by the Company for more than five years in accordance with conditions established within collective or individual employment contracts.

This is an estimate of the years of service-based severance payments to be recognized as a future termination payment liability, in accordance with contracts between Arauco and its employees and pursuant to actuarial valuation criteria for this type of liability. These obligations are considered a defined benefit plan.

The main factors considered for calculating the actuarial value of severance payments obligation for years of service are employee turnover, salary increases and life expectancy of the workers included in this benefit.

Actuarial gains and losses are recognized in other comprehensive income in the year they are incurred.

These obligations are treated as post-employment benefits.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

June 30, 2015

Amounts in thousands of U.S. dollars, except as indicated

y) Employee Vacations

Arauco recognizes the expense for employee vacation according to labor legislation in each country on an accrual basis.

This obligation is presented in the line item “Trade and Other current payables” and “Trade and Other non-current payables” depending on their respective maturities in the consolidated statement of financial position.

z) Recent accounting pronouncements

The following new standards and interpretations have been adopted in these interim consolidated financial statements:

Amendments and improvements	Contents	Mandatory application for annual periods beginning on or after

IAS 19	Employee Benefits Clarifies the requirements related to the way in which contributions from employees or others which are linked to the service must be attributed to periods of service.	January 1, 2014

Annual improvements 2010-2012-Amendments to IFRS 6	IFRS 2, IFRS 3, IFRS 8, IFRS 13, IAS 16, IAS 24	January 1, 2014

Annual Improvement 2011-2013 –Amendments to IFRS 4	IFRS 1, IFRS 3, IFRS 13, IAS 40	January 1, 2014

The application of these standards did not have a significant impact on the amounts reported in these interim consolidated financial statements, however, it may affect the accounting for future transactions or arrangements.

At the date of issuance of these consolidated interim financial statements, the following accounting pronouncements have been issued by the IASB:

Standards and interpretations	Contents	Mandatory application for annual periods beginning on or after
IFRS 9

Financial Instruments

Amendment to the classification and measurement of financial assets

In November 2010 it was also amended to include treatment and classification of liabilities. Early adoption is permitted.

January 1, 2018

IFRS 14	Deferral of Regulatory accounts. Applies to entities adopting IFRS for the first time which are involved in activities with regulated rates.	January 1, 2016

IFRS 15	Income from contracts with customers. provide unique model based on principles that apply in all contracts with customers.	January 1, 2017

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

June 30, 2015

Amounts in thousands of U.S. dollars, except as indicated

Amendments and improvements	Contents	Mandatory application for annual periods beginning on or after

IFRS 11-Amendments

Accounting for Acquisitions of Interests in Joint Operations

Requires the acquirer to apply the principles in IFRS 3 Business Combinations and Related Disclosures on initial recognition of the interest.

January 1, 2016

IAS 16 and IAS 38 – Amendments	Clarification of acceptable methods of depreciation and amortization. Additional guidance on how to calculate the depreciation and amortization of property, plant and equipment and intangible assets.	January 1, 2016

IAS 16 and IAS 41 – Amendments	Agriculture: Manufacturing plants Amendments provide the concept of manufacturing plants, which are used exclusively to grow products in the scope of IAS 16.	January 1, 2016

IAS 27-Amendments	Equity Method in Separate Financial Statements	January 1, 2016

IFRS 10 and IAS 28- Amendments	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture	January 1, 2016

IAS 1-Amendments	Disclosure initiative	January 1, 2016

IFRS 10, and IAS 28-Amendments	Investment Entities: Applying the Consolidation Exception	January 1, 2016

Annual Improvements 2012-2014 Cycle	IFRS 5, IFRS 7, IAS 19 and IAS 34	January 1, 2016

Arauco believes that the adoption of these standards, amendments and interpretations will have no significant impact on its consolidated financial statements of the Company in the period of initial application.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

June 30, 2015

Amounts in thousands of U.S. dollars, except as indicated

NOTE 2. CHANGES IN POLICIES AND ACCOUNTING ESTIMATES

1) Changes in Accounting Policies

The accounting policies have been developed in accordance with the effective IFRS as of June 30, 2015 and have been consistently applied to all periods presented in these interim consolidated financial statements.

The SVS under its authority, issued the Official Circular Letter No. 856 dated October 17, 2014 instructing auditees to register in the respective year against equity, differences in assets and liabilities for deferred taxes occurred as a direct effect of the increase in the first category tax introduced by Law No. 20,780.

This statement differs from that established by the IFRS, which requires that the effect be recorded against income.

This instruction issued by the SVS meant in the consolidated financial statements as of December 31, 2014, a change in the framework of preparation and presentation of financial information adopted by that date, since the previous frame (IFRS) requires to be adopted in a comprehensive, explicit and unreserved manner.

The effect of this change in accounting bases meant in year 2014 a charge to retained earnings amounting to ThU.S.$292,155, which according to IFRS should have been presented under results of the year ended December 31, 2014.

For all other matters related to the presentation of its consolidated financial statements, the Company uses the International Financial Reporting Standards issued by the IASB.

2) Changes in the Estimates and processing of accounting policies

There have been no changes in the treatment of accounting policies for the same period last year.

NOTE 3. DISCLOSURE OF OTHER INFORMATION

a) Disclosure of Information on Issued Capital

At the date of these consolidated financial statements the share capital of Arauco is ThU.S.$353,618.

100% of Capital corresponds to ordinary shares

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

June 30, 2015

Amounts in thousands of U.S. dollars, except as indicated

	06-30-2015	12-31-2014
Description of Ordinary Capital Share Types	100% of Capital corresponds to ordinary shares
Number of Authorized Shares by Type of Capital in Ordinary Shares	113,159,655
Nominal Value of Shares by Type of Capital in Ordinary Shares	ThU.S.$0.0031210 per share
Amount of Capital in Shares by Type of Ordinary Shares that Constitute Capital	ThU.S.$353,618

	06-30-2015	12-31-2014
Number of Shares Issued and Fully Paid by Type of Capital in Ordinary Shares	113,159,655

b) Dividends paid

The interim dividend paid each year is equivalent to 20% of the distributable net income calculated as of the end of September of each year and is presented in the consolidated statement of changes in equity.

The final dividend paid each year corresponds to the difference between the 40% of the prior year distributable net income and the amount of the interim dividend paid at the end of the immediately preceding fiscal year.

The ThU.S.$79,609 (ThU.S.$88,837 as of June 30, 2014) presented in the statement of changes in equity correspond to the minimum dividend provision recorded for the period 2015 (period 2014).

In the Cash Flow Statement, in the line item “Dividends paid” is presented an amount of ThU.S.$98,638 as of June 30, 2015 (ThU.S.$77,759 as of June 30, 2014) which ThU.S.$98,072 (ThU.S.$75,424 as of June 30, 2014) correspond to the payment of dividends of the parent company.

The following are the dividends paid and per share amounts during the period 2015 and 2014:

Detail of Dividend Paid, Ordinary Shares
Dividend Paid	Final Dividend
Type of Shares for which there is a Dividend Paid	Ordinary Shares
Date of Dividend Paid	05-12-2015
Amount of Dividend	ThU.S.$98,072
Number of Shares for which Dividends are Paid	113,119,655
Dividend per Share	U.S.$0.8667

Detail of Dividend Paid, Ordinary Shares
Dividend Paid	Interim Dividend
Type of Shares for which there is a Dividend Paid	Ordinary Shares
Date of Dividend Paid	12-09-2014
Amount of Dividend	ThU.S.$61,808
Number of Shares for which Dividends are Paid	113,159,655
Dividend per Share	U.S.$0.54620

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

June 30, 2015

Amounts in thousands of U.S. dollars, except as indicated

Detail of Dividend Paid, Ordinary Shares
Dividend Paid	Final Dividend
Type of Shares for which there is a Dividend Paid	Ordinary Shares
Date of Dividend Paid	05-09-2014
Amount of Dividend	ThU.S.$75,424
Number of Shares for which Dividends are Paid	113,159,655
Dividend per Share	U.S.$0.66653

c) Disclosure of Information on Reserves

Other Reserves

Other reserves consist of reserves of exchange differences on translation, reserves of cash flow hedges and other reserves. Arauco does not have any restrictions associated with these reserves.

Reserves of exchange differences on translation

Reserves of exchange differences on translation correspond to exchange differences relating to the translation of the results and net assets of Arauco’s subsidiaries whose functional currency is other than Arauco’s presentation currency.

Reserves of cash flow hedges

Reserves of cash flow hedges correspond to the portion of mark to market adjustments of outstanding cash flow hedges at the end of each reporting period.

Reserve of Actuarial Profits or Losses in Defined Benefit Plans

This corresponds to changes in the present value of the obligation for defined benefits resulting from experience adjustments (the effect of the differences between the previous actuarial assumptions and the events that occurred within the context of the plan) and the effects of the changes in the actuarial assumptions.

Other reserves

This mainly corresponds to the share of other comprehensive income of investments in associates and joint ventures.

d) Other items in the Statement of Income

The table below sets forth other income, other expenses, finance income, finance costs and share of profit (loss) of associates and joint ventures as of June 30, 2015 and 2014:

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

June 30, 2015

Amounts in thousands of U.S. dollars, except as indicated

	January - June		April - June
	Unaudited
	2015	2014	2015	2014
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Classes of Other Income
Other Income, Total	110,156	154,124	54,636	76,427
Gain from changes in fair value of biological assets (See note 20)	94,062	133,644	47,280	67,031
Net income from insurance compensation	1,443	710	40	710
Revenue from export promotion	1,524	1,921	679	942
Leases received	1,277	1,096	707	673
Gain on sales of assets	3,954	7,261	3,020	1,198
Access easement	0	4,831	0	4,831
Other operating results (sale materials and waste, rent of easements, income tax recovery)	7,896	4,661	2,910	1,042
Classes of Other Expenses by activity
Total of other expenses by activity	(54,311)	(83,048)	(28,799)	(25,048)
Depreciation	(613)	(741)	(227)	(372)
Expenses judgment	(1,536)	(1,760)	(742)	(725)
Impairment provision properties, plants and equipment and others	(1,257)	(5,089)	(502)	(1,339)
Plants stoppage operating expenses	(2,617)	(1,657)	(2,357)	(1,122)
Expenses projects	(373)	(7,225)	(103)	(2,929)
Expenses start-up	0	(7,256)	0	(3,218)
Loss of assets	(165)	(15)	(57)	0
Loss of forest due to fires	(29,855)	(32,029)	(18,463)	(1,851)
Other Taxes	(5,652)	(2,753)	(2,989)	(1,237)
Research and development expenses	(1,161)	(1,509)	(571)	(698)
Compensation and eviction	(1,044)	(7,440)	(956)	(5,323)
Fines, readjustments and interest	(841)	(211)	(526)	(111)
Other expenses (donations, repayments insurance)	(9,197)	(15,363)	(1,306)	(6,123)
Classes of financing income
Financing income, total	19,277	7,506	8,794	3,936
Financial income from mutual funds—deposits	5,527	5,156	3,254	2,902
Financial income resulting from swap—forward	610	226	(595)	36
Financial income resulting from loans with related companies	9,176	0	5,347	0
Other financial income	3,964	2,124	788	998
Classes of financing costs
Financing costs, Total	(131,152)	(110,058)	(62,956)	(56,835)
Interest expense, Banks loans	(21,984)	(11,841)	(12,938)	(5,841)
Interest expense, Bonds	(97,779)	(85,034)	(47,114)	(45,715)
Interest expense, financial instruments	(2,064)	(6,325)	776	(2,610)
Other financial costs	(9,325)	(6,858)	(3,680)	(2,669)
Share of profit (loss) of associates and joint ventures accounted for using equity method
Total	(986)	(99)	(1,601)	780
Investments in associates	(1,285)	(741)	(1,586)	663
Joint ventures	299	642	(15)	117

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

June 30, 2015

Amounts in thousands of U.S. dollars, except as indicated

The opening of expenses by nature contained in these financial statements is presented below:

	January - June		Abril - June
	Unaudited
Cost of sales	2015	2014	2014	2014
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Timber	366,475	420,442	182,046	227,230
Forestry labor costs	314,094	293,400	164,456	152,381
Depreciation and amortization	182,401	141,693	94,577	75,436
Maintenance costs	154,544	133,066	84,114	71,110
Chemical costs	270,843	264,412	143,168	142,679
Sawmill Services	61,564	59,779	33,287	31,269
Others Raw Materials	64,802	44,324	36,531	25,092
Others Indirect costs	89,721	82,367	47,553	46,841
Energy and fuel	87,381	109,298	40,529	66,328
Cost of electricity	26,772	42,984	12,222	17,100
Wage and salaries	158,650	134,489	80,256	72,910
Total	1,777,247	1,726,254	918,739	928,376

	January - June		Abril - June
	Unaudited
Distribution cost	2015	2014	2015	2014
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Selling costs	50,538	16,459	25,942	8,281
Commissions	8,010	8,148	4,369	4,357
Insurance	36,155	2,548	19,463	1,414
Provision for doubtful accounts receivable	1,849	893	407	828
Other selling costs	4,524	4,870	1,703	1,682
Shipping and freight costs	204,735	239,656	106.529	131,149
Port services	12,655	14,186	6,491	8,021
Freights	149,280	192,695	75,951	104,135
Other shipping and freight costs	42,800	32,775	24,087	18,993
Total	255,273	256,115	132,471	139,430

	January - June		Abril - June
	Unaudited
Administrative expenses	2015	2014	2015	2014
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Wage and salaries	117,680	111,795	65,166	59,279
Marketing, advertising, promotion and publications expenses	4,857	5,175	2,562	2,740
Insurance	15,659	16,353	7,738	8,150
Depreciation and amortization	12,687	12,782	6,332	7,282
Computer services	16,764	13,741	10,349	7,038
Lease rentals (offices, warehouses and machinery)	7,099	5,384	3,627	3,276
Donations, contributions, scholarships	4,594	4,667	2,882	2,727
Fees (legal and technical advisories)	22,544	26,276	11,558	14,828
Property taxes, patents and municipality rights	10,560	10,559	5,844	4,829
Other administration expenses (travel within and outside the country, cleaning services, security, basic services)	69,922	72,012	35,817	37,542
Total	282,366	278,744	151,875	147,691

		January-June		April-June
		Unaudited
		2015	2014	2015	2014
Expenses for	Note	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Depreciations	7	190,757	150,121	98,947	81,098
Employee benefits	10	266,155	254,430	137,724	111,300
Amortization	19	6,026	5,782	3,118	2,239

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

June 30, 2015

Amounts in thousands of U.S. dollars, except as indicated

e) Auditor Fees and Number of Employees (Not audited)

At the end of this period, the auditor fees and number of employees are follows:

		06-30-2015
Auditors fees		ThU.S.$
Audit services		1,066
Other services
	Tax services	288
	Others	280
TOTAL		1,634

Number of employees		No.
		13,576

NOTE 4. INVENTORIES

	06-30-2015	12-31-2014
Components of Inventory	ThU.S.$	ThU.S.$
Raw materials	100,097	98,242
Production supplies	97,182	107,067
Products in progress	67,216	66,635
Finished goods	488,014	469,561
Spare Parts	158,557	152,068
Total Inventories	911,066	893,573

Inventories recognized as cost of sales at June 30, 2015 were ThU.S.$1,773,733 (ThU.S.$1,722,611 at June 30, 2014).

In order to have the inventories recorded at net realizable value at June 30, 2015, there has been a net increase of inventories associated with a lower provision of obsolescence of ThU.S.$1,833 (higher provision of ThU.S.$133 at June 30, 2014). At of June 30, 2015, the amount of obsolescence provision is ThU.S.$9,835 (ThU.S.$11,668 at December 31, 2014).

At June 30, 2015 there were inventory write-offs of ThU.S.$2,484 (ThU.S.$279 at June 30, 2014)

The inventory obsolescence provision is calculated based on the sales conditions of products and age of inventory (inventory turnover).

No inventories have been pledged as security for liabilities at the end of each reporting period.

Agricultural Products

Agricultural Products are mainly forestry products that are intended for sale in the normal course of our operations and are measured at fair value less costs to sell at the point of harvest at the end of each reporting period Agricultural products are classified as raw materials within the line item inventories.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

June 30, 2015

Amounts in thousands of U.S. dollars, except as indicated

NOTE 5. CASH AND CASH EQUIVALENTS

Cash and cash equivalents include cash on hand, bank checking account balances, time deposits, repurchase agreements and mutual funds. They are short-term highly liquid investments that are readily convertible to known amounts of cash, and are subject to an insignificant risk of changes in value.

The investment objective of time deposits and repurchase agreements is to maximize in the short-term the amounts of cash surpluses. These instruments are permitted under Arauco’s Investment Policy which allows investing in fixed income securities. These instruments have a maturity of less than three months from the date of acquisition.

Arauco invests in local and international mutual funds in order to maximize the returns of cash surpluses denominated in Chilean Pesos or in foreign currencies such as U.S. Dollars or Euros. These instruments are permitted under Arauco’s Investment Policy.

As of the date of these interim consolidated financial statements, there are no amounts of cash and cash equivalents with restrictions on use.

	06-30-2015
	Unaudited	12-31-2014
Components of Cash and Cash Equivalents	ThU.S.$	ThU.S.$
Cash on hand	246	391
Bank checking account balances	136,197	157,611
Time deposits	156,343	669,545
Mutual funds	219,122	128,985
Other cash and cash equivalents (*)	0	14,620
Total	511,908	971,152

(*)	Applies to purchase contracts subject to resale covenants

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

June 30, 2015

Amounts in thousands of U.S. dollars, except as indicated

NOTE 6. INCOME TAXES

The tax rates applicable in the countries in which Arauco operates are 22.5% in Chile, 35% in Argentina, 34% in Brazil, 25% in Uruguay and 34% in the United States (federal tax).

On September 29, 2014, Law No. 20,780 was published in the Official Gazette, amending the current system of income tax and other taxes. Among the main amendments is the progressive increase of the First Category Income Tax for the 2014, 2015, 2016, 2017, 2018 and following fiscal years, increasing to 21%, 22.5%, 24%, 25.5% and 27% respectively, in the event that the partially integrated system applies. Alternatively, for the 2014, 2015, 2016 and 2017 and following fiscal years, an increase to 21%, 22.5%, 24%, and 25% respectively will apply, in the event that the Company chooses to apply the attributed income system.

On October 17, 2014, the SVS issued the Official Circular Letter No. 856, which established that the difference in assets and liabilities for deferred taxes resulting from the increase of the aforementioned tax rate, should be accounted for by charging it against equity. Therefore, as of the close these interim consolidated financial statements, Arauco has recognized a charge to equity of ThU.S.$292,155 resulting from a deferred effect of the new tax rate as of December 31, 2014.

Deferred Tax Assets

The following table sets forth the deferred tax assets for the dates indicated:

	06-30-2015
	Unaudited	12-31-2014
Deferred Tax Assets	ThU.S.$	ThU.S.$
Deferred tax Assets relating to Provisions	14,811	14,923
Deferred tax Assets relating to Accrued Liabilities	9,376	11,120
Deferred tax Assets relating to Post-Employment benefits	15,325	13,859
Deferred tax Assets relating to Property, Plant and equipment	8,759	11,199
Deferred tax Assets relating to Financial Instruments	16,224	14,129
Deferred tax Assets relating to Tax Losses Carryforwards	38,687	44,832
Deferred tax Assets relating to Inventories	3,499	3,157
Deferred tax Assets relating to Provisions for Income	7,349	5,827
Deferred tax Assets relating to Allowance for Doubtful Accounts	3,889	3,855
Intangible revaluation differences	62	1,080
Deferred tax Assets relating to Other Deductible Temporary Differences	31,713	34,302
Total Deferred Tax Assets	149,694	158,283

Certain subsidiaries of Arauco, as of the date of these interim consolidated financial statements, present tax losses for which we estimate that, given the projection of future profits, will allow the recovery of these assets. The total amount of these tax losses is ThU.S.$120,486 (ThU.S.$132,292 at December 31, 2014), which are mainly originated by operational and financial losses.

In addition, as of the closing of these interim consolidated financial statements there are ThU.S.$111,892 (ThU.S.$92,809 at December 31, 2014) of non-recoverable tax losses from Inversiones Arauco Internacional and companies in Uruguay based on the participation of Arauco, for which deferred tax assets have not been recognized. The payback period exceeds the term of such tax losses.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

June 30, 2015

Amounts in thousands of U.S. dollars, except as indicated

Deferred Tax Liabilities

The following table sets forth the deferred tax assets related to the dates indicated:

	06-30-2015
	Unaudited	12-31-2014
Deferred Tax Liabilities	ThU.S.$	ThU.S.$
Deferred tax Liabilities relating to Property, plant and equipment	934,909	941,666
Deferred tax Liabilities relating to Financial Instruments	4,286	4,906
Deferred tax Liabilities relating to Biological Assets	672,258	681,505
Deferred tax Liabilities relating to Inventory	30,804	25,688
Deferred tax Liabilities due to Prepaid Expenses	44,716	40,888
Deferred tax Liabilities due to Intangible	28,694	32,990
Deferred tax Liabilities relating to Other Taxable Temporary Differences	30,014	29,506
Total Deferred Tax Liabilities	1,745,681	1,757,149

The effect of changes in current and deferred tax liabilities related to cash flow hedges corresponds to a charge of ThU.S.$2,092 as of June 30, 2015 (ThU.S.$2,064 as of June 30, 2014), which is presented in consolidated statements of comprehensive income and accumulated in Reserves for cash flow hedges in the consolidated statement of changes in equity.

Arauco does not offset deferred tax assets and deferred tax liabilities since there is no legal enforceable right to offset amounts recognized in these items that relate to different tax jurisdictions.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

June 30, 2015

Amounts in thousands of U.S. dollars, except as indicated

Reconciliation of deferred tax assets and liabilities

Unaudited Deferred Tax Assets	Opening Balance 01-01-2015 ThU.S.$	Deferred tax Expenses (Income) ThU.S.$	Deferred tax of items charged to other comprehensive income ThU.S.$	Increase (decrease) Net exchange differences ThU.S.$	Closing balance 06-30-2015 ThU.S.$
Deferred tax Assets relating to Provisions	14,923	168	—	(280)	14,811
Deferred tax Assets relating to accrued liabilities	11,120	(1,697)	—	(47)	9,376
Deferred tax Assets relating to Post-Employment benefits	13,859	1,856	(355)	(35)	15,325
Deferred tax Assets relating to Property, Plant and equipment	11,199	(2,440)	—	0	8,759
Deferred tax Assets relating to Financial Instruments	14,129	369	1,726	0	16,224
Deferred tax Assets relating to tax losses carryforwards	44,832	(1,722)	—	(4,423)	38,687
Deferred tax assets relating to biological assets	0	0	—	0	0
Deferred tax assets relating to provisions for income	3,157	483	—	(141)	3,499
Deferred tax assets relating to provisions for income	5,827	1,522	—	0	7,349
Deferred tax assets relating to provision for doubtful accounts	3,855	30	—	4	3,889
Intangible revaluation differences	1,080	(1,018)	—	0	62
Deferred tax assets relating to other deductible temporary differences	34,302	(2,233)	—	(356)	31,713
Total deferred tax assets	158,283	(4,682)	1,371	(5,278)	149,694

Unaudited Deferred Tax Liabilities	Opening Balance 01-01-2015 ThU.S.$	Deferred tax Expenses (Income) ThU.S.$	Deferred tax of items charged to other comprehensive income ThU.S.$	Increase (decrease) Net exchange differences ThU.S.$	Closing balance 06-30-2015 ThU.S.$
Deferred tax liabilities relating to property, Plant and equipment	941,666	583	—	(7,340)	934,909
Deferred tax liabilities relating to financial instruments	4,906	(620)	—	0	4,286
Deferred tax liabilities relating to biological assets	681,505	1,868	—	(11,115)	672,258
Deferred tax liabilities relating to inventory	25,688	5,116	—	—	30,804
Deferred tax liabilities due to prepaid expenses	40,888	3,787	—	41	44,716
Deferred tax liabilities due to intangible	32,990	1,722	—	(6,018)	28,694
Deferred tax liabilities relating to other taxable temporary differences	29,506	(3,272)	—	3,780	30,014
Total deferred tax liabilities	1,757,149	9,184	—	(20,652)	1,745,681

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

June 30, 2015

Amounts in thousands of U.S. dollars, except as indicated

Deferred Tax Assets	Opening Balance 01-01-2014 ThU.S.$	Deferred tax Expenses (Income) ThU.S.$	Deferred tax of items charged to other comprehensive income ThU.S.$	Increase (decrease) Net exchange differences ThU.S.$	Closing balance 12-31-2014 ThU.S.$
Deferred tax Assets relating to Provisions	12,016	843	2,367	(303)	14,923
Deferred tax Assets relating to accrued liabilities	10,118	(242)	1,265	(21)	11,120
Deferred tax Assets relating to Post-Employment benefits	9,012	(1,095)	6,036	(94)	13,859
Deferred tax Assets relating to Property, Plant and equipment	8,842	1,617	787	(47)	11,199
Deferred tax Assets relating to Financial Instruments	343	355	13,431	—	14,129
Deferred tax Assets relating to tax losses carryforwards	56,333	(9,427)	419	(2,493)	44,832
Deferred tax assets relating to biological assets	73	(73)	—	—	0
Deferred tax assets relating to provisions for income	4,910	(1,706)	82	(129)	3,157
Deferred tax assets relating to provisions for income	3,678	1,624	525	—	5,827
Deferred tax assets relating to provision for doubtful accounts	3,104	574	218	(41)	3,855
Intangible revaluation differences	—	1,080	0	—	1,080
Deferred tax assets relating to other deductible temporary differences	52,169	(20,064)	2,427	(230)	34,302
Total deferred tax assets	160,598	(26,514)	27,557	(3,358)	158,283

Deferred Tax Liabilities	Opening Balance 01-01-2014 ThU.S.$	Deferred tax Expenses (Income) ThU.S.$	Deferred tax of items charged to other comprehensive income ThU.S.$	Increase (decrease) Net exchange differences ThU.S.$	Closing balance 12-31-2014 ThU.S.$
Deferred tax liabilities relating to property, Plant and equipment	781,777	8,393	158,106	(6,610)	941,666
Deferred tax liabilities relating to financial instruments	10,060	677	(5,831)	—	4,906
Deferred tax liabilities relating to biological assets	534,161	21,626	134,467	(8,749)	681,505
Deferred tax liabilities relating to inventory	15,422	8,618	1,648	—	25,688
Deferred tax liabilities due to prepaid expenses	56,558	(21,363)	5,693	—	40,888
Deferred tax liabilities due to intangible	34,188	(1,533)	335	—	32,990
Deferred tax liabilities relating to other taxable temporary differences	30,129	(2,752)	3,648	(1,519)	29,506
Total deferred tax liabilities	1,462,295	13,666	298,066	(16,878)	1,757,149

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

June 30, 2015

Amounts in thousands of U.S. dollars, except as indicated

Temporary Differences

The following tables summarize the deductible and taxable temporary differences:

	06-30-2015
	Unaudited		12-31-2014
	Deductible	Taxable	Deductible	Taxable
Detail of classes of Deferred Tax Temporary Differences	Difference ThU.S.$	Difference ThU.S.$	Difference ThU.S.$	Difference ThU.S.$
Deferred Tax Assets	111,007		113,451
Deferred Tax Assets—Tax losses	38,687		44,832
Deferred Tax Liabilities		1,745,681		1,757,149
Total	149,694	1,745,681	158,283	1,757,149

	January - June		April - June
	Unaudited
Detail of Temporary Difference Income and Loss Amounts	2015 ThU.S.$	2014 ThU.S.$	2015 ThU.S.$	2014 ThU.S.$
Deferred Tax Assets	(2,960)	(22,492)	2,745	(14,552)
Deferred Tax Assets—Tax losses	(1,722)	421	(6,102)	(1,557)
Deferred Tax Liabilities	(9,184)	(15,680)	7,202	8,786
Total	(13,866)	(37,751)	3,845	(7,323)

Income Tax Expense

Income tax expense consists of the following:

	January - June		April - June
	Unaudited
Income Tax composition	2015 ThU.S.$	2014 ThU.S.$	2015 ThU.S.$	2014 ThU.S.$
Current income tax expense	(66,758)	(55,531)	(38,206)	(33,980)
Tax benefit arising from unrecognized tax assets previously used to reduce tax expense	1,166	0	405	(58)
Previous period current tax adjustments	2,836	4,637	(2,157)	2,324
Other current tax expenses	(617)	4,630	(252)	2,621
Current Tax Expense, Net	(63,373)	(46,264)	(40,210)	(29,093)
Deferred tax income (expense) relating to origination and reversal of temporary differences	(12,144)	(38,172)	9,947	(5,766)
Tax benefit arising from previously unrecognized tax assets used to reduce deferred expense from taxes	(1,722)	421	(6,102)	(1,557)
Total deferred Tax Expense, Net	(13,866)	(37,751)	3,845	(7,323)
Income Tax Expense, Total	(77,239)	(84,015)	(36,365)	(36,416)

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

June 30, 2015

Amounts in thousands of U.S. dollars, except as indicated

The following table sets for the current income tax expense detailed by foreign and domestic companies at June 30, 2015 and 2014:

	January - June		April - June
	Unaudited
	2015	2014	2015	2014
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Foreign current income tax expense	(27,091)	(9,815)	(14,109)	(7,322)
Domestic current income tax expense	(36,282)	(36,449)	(26,101)	(21,771)
Total current income tax expense	(63,373)	(46,264)	(40,210)	(29,093)
Foreign deferred tax expense	(3,807)	(16,500)	(2,103)	(2,207)
Domestic deferred tax expense	(10,059)	(21,251)	5,948	(5,116)
Total deferred tax expense	(13,866)	(37,751)	3,845	(7,323)
Total tax income (expense)	(77,239)	(84,015)	(36,365)	(36,416)

Reconciliation of income tax expense from statutory tax rate to the effective tax rate.

The reconciliation of income tax expense is as follows:

	January - June		April - June
	Unaudited
	2015	2014	2015	2014
Reconciliation of Income tax from Statutory Rate to Effective Tax Rate	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Tax Expense at applicable tax rate	(60,490)	(63,338)	(32,013)	(27,257)
Tax effect of foreign tax rates	(6,997)	(8,548)	(5,332)	(7,510)
Tax effect of revenues exempt from taxation	21,863	8,772	8,225	10,995
Tax effect of expense not deductible in determining taxable profit (tax loss)	(26,123)	(21,934)	(7,774)	(14,661)
Tax rate effect from change in tax rate (opening balances)	(1,216)	(1,098)	(389)	(1,098)
Tax rate effect of adjustments for current tax of prior periods	2,836	4,637	(2,157)	2,324
Other tax rate effects	(7,112)	(2,506)	3,075	791
Total adjustments to tax expense at applicable tax rate	(16,749)	(20,677)	(4,352)	(9,159)
Tax expense at effective tax rate	(77,239)	(84,015)	(36,365)	(36,416)

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

June 30, 2015

Amounts in thousands of U.S. dollars, except as indicated

NOTE 7. PROPERTY, PLANT AND EQUIPMENT

	06-30-2015
	Unaudited	12-31-2014
Property, Plant and Equipment, Net	ThU.S.$	ThU.S.$
Construction in progress	270,567	265,440
Land	927,670	949,531
Buildings	2,177,273	2,172,177
Plant and equipment	3,461,161	3,565,502
Information technology equipment	27,415	28,521
Fixtures and fittings	11,866	11,654
Motor vehicles	16,696	17,346
Other property, plant and equipment	110,794	109,412
Total Net	7,003,442	7,119,583

Property, Plant and Equipment, Gross
Construction in progress	270,567	265,440
Land	927,670	949,531
Buildings	3,646,698	3,593,306
Plant and equipment	5,942,458	5,944,394
Information technology equipment	72,891	71,838
Fixtures and fittings	37,907	37,382
Motor vehicles	47,797	46,293
Other property, plant and equipment	131,102	128,012
Total Gross	11,077,090	11,036,196

Accumulated depreciation and impairment
Buildings	(1,469,425)	(1,421,129)
Plant and equipment	(2,481,297)	(2,378,892)
Information technology equipment	(45,476)	(43,317)
Fixtures and fittings	(26,041)	(25,728)
Motor vehicles	(31,101)	(28,947)
Other property, plant and equipment	(20,308)	(18,600)
Total	(4,073,648)	(3,916,613)

Description of Property, Plant and Equipment Pledged as Security for Liabilities

To date there are no significant assets pledged as collateral for these interim consolidated financial statements.

Commitments for project disbursements or for the acquisition of property, plant and equipment.

	06-30-2015 Unaudited ThU.S.$	12-31-2014 ThU.S.$
Amount committed for the acquisition of property, plant and equipment	433,620	139,927

	06-30-2015
	Unaudited ThU.S.$	12-31-2014 ThU.S.$
Disbursements for property, plant and equipment under construction	103,489	371,286

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

June 30, 2015

Amounts in thousands of U.S. dollars, except as indicated

Movement on Property, Plant and Equipment

The following tables set forth the reconciliation of the carrying amount of property, plant and equipment as of June 30, 2015 and December 31, 2014:

Unaudited	Construction in progress ThU.S.$	Land ThU.S.$	Buildings ThU.S.$	Plant and equipments ThU.S.$	IT Equipment ThU.S.$	Fixtures and fittings ThU.S.$	Motor vehicles ThU.S.$	Other Property, Plant and Equipment ThU.S.$	TOTAL ThU.S.$
Opening Balance 01-01-2015	265,440	949,531	2,172,177	3,565,502	28,521	11,654	17,346	109,412	7,119,583
Changes
Additions	103,489	1,721	6,540	51,436	1,067	1,552	475	7,112	173,392
Disposals	(20)	(197)	(443)	(135)	(77)	(5)	(13)	—	(890)
Retirements	(2,223)	(1,159)	(67)	(563)	(4)	(1)	(12)	(179)	(4,208)
Depreciation	—	—	(56,534)	(130,552)	(2,590)	(1,231)	(2,004)	(3,266)	(196,177)
Increase (decrease) through net exchange differences	(1,538)	(23,974)	(17,449)	(43,232)	(112)	(244)	(158)	(1,551)	(88,258)
Increase (decrease) through transfers from construction in progress	(94,581)	1,748	73,049	18,705	610	141	1,062	(734)	—
Total changes	5,127	(21,861)	5,096	(104,341)	(1,106)	212	(650)	1,382	(116,141)
Closing balance 06-30-2015	270,567	927,670	2,177,273	3,461,161	27,415	11,866	16,696	110,794	7,003,442

	Construction in progress ThU.S.$	Land ThU.S.$	Buildings ThU.S.$	Plant and equipments ThU.S.$	IT Equipment ThU.S.$	Fixtures and fittings ThU.S.$	Motor vehicles ThU.S.$	Other Property, Plant and Equipment ThU.S.$	TOTAL ThU.S.$
Opening Balance 01-01-2014	1,542,739	975,617	1,694,924	2,774,551	25,575	7,627	13,597	102,837	7,137,467
Changes
Additions	371,286	1,215	17,438	54,011	2,605	1,195	4,608	18,828	471,186
Disposals	(2,969)	(5,596)	(513)	(1,715)	(59)	(515)	(458)	(776)	(12,601)
Retirements	(6,278)	(41)	(17,369)	(23,026)	(12)	(6)	(247)	(5,670)	(52,649)
Depreciation	—	—	(102,068)	(222,232)	(4,944)	(2,084)	(4,241)	(4,018)	(339,587)
Impairment loss recognized in profit or loss	—	—	—	—	—	—	(636)	—	(636)
Increase (decrease) through net exchange differences	310	(21,664)	(30,620)	(26,928)	(269)	(175)	(123)	(2,198)	(81,667)
Reclassification of assets held for sale	(1,930)	—	—	—	—	—	—	—	(1,930)
Increase (decrease) through transfers from construction in progress	(1,637,718)	—	610,385	1,010,841	5,625	5,612	4,846	409	—
Total changes	(1,277,299)	(26,086)	477,253	790,951	2,946	4,027	3,749	6,575	(17,884)
Closing balance 12-31-2014	265,440	949,531	2,172,177	3,565,502	28,521	11,654	17,346	109,412	7,119,583

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

June 30, 2015

Amounts in thousands of U.S. dollars, except as indicated

The depreciation expense for the period ending June 30, 2015 and 2014 is as follows:

	January-June		April-June
	Unaudited
	2015	2014	2015	2014
Depreciation for the period	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Cost of sales	179,157	138,806	92,852	74,641
Administrative expenses	9,905	9,887	4,939	5,831
Other expenses	1,695	1,428	1,156	626
Total	190,757	150,121	98,947	81,098

The useful lives of property, plant and equipment estimated based on the expected use of the assets are as follows:

		Minimum	Maximum	Average
Buildings	Useful Life in Years	16	89	39
Plant and equipment	Useful Life in Years	8	67	29
Information technology equipment	Useful Life in Years	6	18	5
Fixtures and fittings	Useful Life in Years	6	12	10
Motor vehicles	Useful Life in Years	6	26	13
Other property, plant and equipment	Useful Life in Years	5	27	16

Property, plant and equipment do not have significant differences between the fair value and the cost of these assets.

See Note 12 for details of capitalized borrowing costs.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

June 30, 2015

Amounts in thousands of U.S. dollars, except as indicated

NOTE 8. LEASES

Arauco acting as lessee

	06-30-2015
	Unaudited	12-31-2014
	ThU.S.$	ThU.S.$
Property, Plant and Equipment under finance leases	117,365	94,996
Plant and equipment	117,365	94,996

Reconciliation of Financial Lease Minimum Payments:

06-30-2015 Unaudited
Present Value
Periods	ThU.S.$
Less than one year	34,921
Between one and five years	78,984
More than five years	—
Total	113,905

12-31-2014
Present Value
Periods	ThU.S.$
Less than one year	31,706
Between one and five years	65,289
More than five years	—
Total	96,995

Lease obligations are presented in the consolidated statement of financial position in line items “Other current financial liabilities” and “Other non-current financial liabilities” depending on their respective maturities as stated above.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

June 30, 2015

Amounts in thousands of U.S. dollars, except as indicated

Arauco acting as lessor

Reconciliation of Financial Lease Minimum Payments:

	06-30-2015 Unaudited
	Gross	Interest	Present Value
Periods	ThU.S.$	ThU.S.$	ThU.S.$
Less than one year	115	1	114
Between one and five years	12	0	12
More than five years	—	—	—
Total	127	1	126

	12-31-2014
	Gross	Interest	Present Value
Periods	ThU.S.$	ThU.S.$	ThU.S.$
Less than one year	141	5	136
Between one and five years	20	3	17
More than five years	—	—	—
Total	161	8	153

Finance lease receivables are presented in the consolidated statement of financial position in line items “Trade and other current receivable” and “Trade and other non-current receivable” depending on their maturities stated above.

Arauco accounts for its lease contracts as finance leases. These lease contracts are for a term of less than five-years at market interest rates and leased assets are forestry machinery and equipment. They also include an early termination option, under general and special conditions stipulated in each contract.

Arauco holds leases as lessee and lessor, described in the previous tables, for which there are no impairment contingent payments or restrictions to report.

NOTE 9. REVENUE

	January - June		April - June
Classes of revenue	2015 ThU.S.$	2014 ThU.S.$	2015 ThU.S.$	2014 ThU.S.$
Revenue from sales of goods	2,559,882	2,497,489	1,329,523	1,321,237
Revenue from rendering of services	86,125	101,770	43,169	53,405
Total	2,646,007	2,599,259	1,372,692	1,374,642

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

June 30, 2015

Amounts in thousands of U.S. dollars, except as indicated

NOTE 10. EMPLOYEE BENEFITS

Classes of Benefits and Expenses by Employee

	January - June		April -June
	Unaudited
	2015	2014	2015	2014
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Employee expenses	270,626	254,549	142,195	114,809
Wages and salaries	258,956	248,840	132,648	112,432
Severance indemnities	11,670	5,709	9,547	2,377

The main actuarial assumptions used by Arauco in the calculation of the severance indemnities obligation as of June 30, 2015 and December 31, 2014 are as follows:

	2015	2014
Discount rate	1.61%	3.50%
Inflation	3.00%	3.00%
Mortality rate	RV-2009	RV-2009

The following tables set forth the balances and the reconciliation of the present value of severance indemnities obligation as of June 30, 2015 and December 31, 2014:

	06-30-2015
	Unaudited	12-31-2014
	ThU.S.$	ThU.S.$
Current	4,341	3,590
Non-current	51,209	48,582
Total	55,550	52,172

	06-30-2015
	Unaudited	12-31-2014
Reconciliation of the present value of severance indemnities obligation	ThU.S.$	ThU.S.$
Opening balance	52,172	45,984
Current service cost	1,642	1,938
Interest cost	717	2,977
Gains or losses from changes in actuarial assumptions	(2,593)	8,640
Actuarial gains and losses arising from experience	1,188	4,189
Benefits paid	(2,132)	(5,388)
Past service cost	6,941	—
Increase (decrease) for foreign currency exchange rates changes	(2,385)	(6,168)
Closing balance	55,550	52,172

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

June 30, 2015

Amounts in thousands of U.S. dollars, except as indicated

NOTE 11. EFFECT OF FOREIGN CURRENCY EXCHANGE RATE VARIATIONS

	06-30-2015
	Unaudited	12-31-2014
	ThU.S.$	ThU.S.$
Total Current Assets	2,689,074	3,140,715
Cash and Cash Equivalents	511,908	971,152
U.S Dollar	394,215	877,418
Euro	4,963	8,114
Brazilian Real	32,223	43,604
Argentine Pesos	37,570	15,794
Other currencies	3,782	2,983
Chilean Pesos	39,155	23,239
Other current financial assets	11,764	7,633
U.S Dollar	11,764	7,632
Chilean Pesos	—	1
Other current non-financial assets	164,793	177,728
U.S Dollar	113,848	103,689
Euros	—	45
Brazilian Real	10,018	11,489
Argentine Pesos	4,542	13,711
Other currencies	5,419	6,335
Chilean Pesos	30,966	42,459
Trade and other current receivables	777,985	731,908
U.S Dollar	543,764	464,219
Euro	15,947	72,353
Brazilian Real	55,334	47,043
Argentine Pesos	31,841	31,354
Other currencies	18,175	19,733
Chilean Pesos	111,991	96,241
U.F.	933	965
Accounts receivable from related companies	4,354	4,705
Brazilian Real	999	1,998
Chilean Pesos	3,355	2,707
Current Inventories	911,067	893,573
U.S Dollar	849,227	829,830
Brazilian Real	44,713	48,046
Chilean Pesos	17,127	15,697
Current biological assets	255,824	307,551
U.S Dollar	255,824	307,551
Current tax assets	43,379	38,477
U.S Dollar	2,577	2,358
Euros	—	81
Brazilian Real	1,700	2,691
Argentine Pesos	14	1,464
Other currencies	2,109	3,653
Chilean Pesos	36,979	28,230
Non-current assets or disposal groups classified as held for sale or as held for distribution to owners	8,000	7,988
U.S Dollar	8,000	7,988

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

June 30, 2015

Amounts in thousands of U.S. dollars, except as indicated

	06-30-2015 Unaudited ThU.S.$	12-31-2014 ThU.S.$
Total Non Current Assets	11,437,050	11,607,182
Other non-current financial assets	1,980	5,024
U.S Dollar	1,430	4,439
Argentine Pesos	550	585
Other non-current non-financial assets	101,818	101,094
U.S Dollar	94,823	92,437
Brazilian Real	4,661	5,705
Argentine Pesos	489	563
Other currencies	966	885
Chilean Pesos	879	1,504
Trade and other non-current receivables	25,755	31,001
U.S Dollar	20,322	26,773
Other currencies	887	—
Chilean Pesos	3,246	3,591
U.F.	1,300	637
Related party receivables, non current	162,948	151,519
Brazilian Reales	162,948	151,519
Investments accounted for using equity method	303,776	326,045
U.S Dollar	122,583	119,405
Brazilian Real	181,193	206,640
Intangible assets other than goodwill	87,409	93,258
U.S Dollar	86,001	91,408
Brazilian Real	1,275	1,771
Chilean Pesos	133	79
Goodwill	76,683	82,573
U.S Dollar	42,665	42,838
Brazilian Real	34,018	39,735
Property, plant and equipment	7,003,442	7,119,583
U.S Dollar	6,496,398	6,527,093
Brazilian Real	501,436	586,398
Chilean Pesos	5,608	6,092
Non-current biological assets	3,523,545	3,538,802
U.S Dollar	3,220,196	3,188,043
Brazilian Real	303,349	350,759
Deferred tax assets	149,694	158,283
U.S Dollar	124,343	129,119
Brazilian Real	24,654	28,345
Other currencies	69	67
Chilean Pesos	628	752

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

June 30, 2015

Amounts in thousands of U.S. dollars, except as indicated

	06-30-2015
	Unaudited				12-31-2014
	Up to 90 days	From 91 days to 1 year	Total	Up to 90 days	From 91 days to 1 year	Total
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Total Liabilities, current	904,158	547,104	1,451,262	1,002,859	544,227	1,547,086
Other current financial liabilities	153,307	538,045	691,352	203,170	539,173	742,343
U.S Dollar	136,061	457,205	593,266	173,579	484,254	657,833
Brazilian Real	3,993	51,348	55,341	17,145	27,507	44,652
Argentine Pesos	127	384	511	—	544	544
Chilean Pesos	332	954	1,286	288	809	1,097
U.F.	12,794	28,154	40,948	12,158	26,059	38,217
Bank Loans	89,603	508,937	598,540	139,916	133,554	273,470
U.S Dollar	85,483	457,205	542,688	122,771	105,503	228,274
Brazilian Real	3,993	51,348	55,341	17,145	27,507	44,652
Argentine Pesos	127	384	511	—	544	544
Financial Leases	8,699	26,222	34,921	7,851	23,855	31,706
U.S Dollar	—	—	—	—	6	6
Chilean Pesos	332	954	1,286	288	809	1,097
U.F.	8,367	25,268	33,635	7,563	23,040	30,603
Other Loans	55,005	2,886	57,891	55,403	381,764	437,167
U.S Dollar	50,578	—	50,578	50,808	378,745	429,553
U.F.	4,427	2,886	7,313	4,595	3,019	7,614
Trade and other current payables	605,079	—	605,079	627,972	2,434	630,406
U.S Dollar	164,049	—	164,049	180,164	—	180,164
Euros	5,176	—	5,176	44,887	—	44,887
Brazilian Real	30,136	—	30,136	22,662	2,434	25,096
Argentine Pesos	41,423	—	41,423	34,879	—	34,879
Other currencies	18,899	—	18,899	2,187	—	2,187
Chilean Pesos	342,637	—	342,637	340,858	—	340,858
U.F.	2,759	—	2,759	2,335	—	2,335
Accounts payable to related companies	9,514	—	9,514	6,036	—	6,036
U.S Dollar	2,355	—	2,355	1,612	—	1,612
Chilean Pesos	7,159	—	7,159	4,424	—	4,424
Other current provisions	654	—	654	2,535	—	2,535
U.S Dollar	654	—	654	2,535	—	2,535
Current tax liabilities	21,496	—	21,496	25,860	—	25,860
U.S Dollar	10,318	—	10,318	782	—	782
Euros	565	—	565	—	—	—
Brazilian Real	1,643	—	1,643	1,921	—	1,921
Argentine Pesos	4,012	—	4,012	6,063	—	6,063
Other currencies	—	—	—	—	—	—
Chilean Pesos	4,958	—	4,958	17,094	—	17,094
Current provisions for employee benefits	1,080	3,261	4,341	1,211	2,379	3,590
Chilean Pesos	1,080	3,261	4,341	1,211	2,379	3,590
Other current non-financial liabilities	113,028	5,798	118,826	136,075	241	136,316
U.S Dollar	78,219	5,610	83,829	100,904	—	100,904
Euros	78	—	78	—	—	—
Brazilian Real	14,516	—	14,516	19,041	—	19,041
Argentine Pesos	6,040	187	6,227	6,143	184	6,327
Other currencies	4,334	—	4,334	4,307	—	4,307
Chilean Pesos	9,736	1	9,737	5,575	57	5,632
U.F.	105	—	105	105	—	105

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

June 30, 2015

Amounts in thousands of U.S. dollars, except as indicated

	From 13 months to 5 years	06-30-2015 Unaudited More than 5 years	Total	From 13 months to 5 years	12-31-2014 More than 5 years	Total
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Total non-current liabilities	2,894,984	3,007,544	5,902,528	3,412,073	2,974,002	6,386,075
Other non-current financial liabilities	1,585,095	2,403,233	3,988,328	1,943,952	2,509,867	4,453,819
U.S Dollar	1,394,844	1,566,368	2,961,212	1,767,326	1,603,825	3,371,151
Brazilian Real	15,833	3,802	19,635	34,612	18,434	53,046
Argentine Pesos	323	—	323	614	—	614
Chilean Pesos	2,897	—	2,897	2,352	—	2,352
U.F.	171,198	833,063	1,004,261	139,048	887,608	1,026,656
Bank Loans	381,551	194,390	575,941	797,628	248,117	1,045,745
U.S Dollar	365,395	190,588	555,983	762,402	229,683	992,085
Brazilian Real	15,833	3,802	19,635	34,612	18,434	53,046
Argentine Pesos	323	—	323	614	—	614
Financial Leases	78,985	—	78,985	65,289	—	65,289
Chilean Pesos	2,897	—	2,897	2,352	—	2,352
U.F.	76,088	—	76,088	62,937	—	62,937
Other Loans	1,124,559	2,208,843	3,333,402	1,081,035	2,261,750	3,342,785
U.S Dollar	1,029,449	1,375,780	2,405,229	1,004,924	1,374,142	2,379,066
U.F.	95,110	833,063	928,173	76,111	887,608	963,719
Other non-current provisions	63,831	—	63,831	64,529	—	64,529
U.S Dollar	4	—	4	4	—	4
Brazilian Real	32,163	—	32,163	31,374	—	31,374
Argentine Pesos	31,664	—	31,664	30,301	—	30,301
Chileans $	—	—	—	2,850	—	2,850
Deferred tax liabilities	1,141,370	604,311	1,745,681	1,299,714	457,435	1,757,149
U.S Dollar	1,024,768	604,311	1,629,079	1,159,805	457,435	1,617,240
Euros	—	—	—	4,044	—	4,044
Brazilian Real	116,350	—	116,350	135,600	—	135,600
Chilean Pesos	252	—	252	265	—	265
Non-current provisions for employee benefits	51,209	—	51,209	41,882	6,700	48,582
Other currencies	176	—	176	172	—	172
Chilean Pesos	51,033	—	51,033	41,710	6,700	48,410
Other non-current non-financial liabilities	53,479	—	53,479	61,996	—	61,996
U.S Dollar	1,095	—	1,095	1,043	—	1,043
Brazilian Real	51,142	—	51,142	59,497	—	59,497
Argentine Pesos	1,008	—	1,008	1,206	—	1,206
Chilean Pesos	234	—	234	246	—	246
U.F.	—	—	—	4	—	4

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

June 30, 2015

Amounts in thousands of U.S. dollars, except as indicated

The table below sets forth the subsidiaries that have determined a functional currency other than the U.S. Dollar as follows:

Subsidiary	Country	Functional Currency
Arauco do Brasil S.A.	Brazil	Brazilian Real
Arauco Forest Brasil S.A.	Brazil	Brazilian Real
Arauco Florestal Arapoti S.A.	Brazil	Brazilian Real
Empreendimentos Florestais Santa Cruz Ltda.	Brazil	Brazilian Real
Mahal Empreendimentos e Participacoes S.A.	Brazil	Brazilian Real
Arauco Distribución S.A.	Chile	Chilean Pesos
Investigaciones Forestales Bioforest S.A.	Chile	Chilean Pesos
Consorcio Protección Fitosanitaria Forestal S.A. (Ex-Controladora de Plagas Forestales S.A.)	Chile	Chilean Pesos
Flakeboard Company Limited	Canada	Canadian Dollar

The table below shows a detail per company of the effect in the period of the Reserve for Exchange Differences resulting from conversion of currencies:

	January - June		April - June
	Unaudited
	2015	2014	2015	2014
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Arauco Do Brasil S.A.	(67,944)	32,973	12,895	14,722
Arauco Forest Brasil S.A.	(60,633)	25,221	11,604	11,286
Arauco Florestal Arapoti S.A.	(18,862)	9,458	3,715	4,236
Arauco Distribución S.A.	(1,438)	(1,273)	(587)	(74)
Arauco Argentina S.A.	(5,729)	1,637	998	1,077
Flakeboard Company Limited	(6,890)	34	979	3,329
Others	10	(173)	(21)	(19)

Total reserve of exchange differences on translation	(161,486)	67,877	29,583	34,557

Effect of foreign exchange rates changes

	January-June		April - June
	Unaudited
	2015	2014	2015	2014
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Exchange differences recognized in profit or loss, except for those arising on financial instruments measured at fair value through profit or loss	(4,915)	11,178	2,599	5,512
Reserve of exchange differences on translation (with Non-controlling interests)	(166,212)	70,226	30,514	35,613

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

June 30, 2015

Amounts in thousands of U.S. dollars, except as indicated

NOTE 12. BORROWING COSTS

Arauco estimates the average rate of borrowings to finance its current investment projects. At the end of the previous period, the balance corresponded principally to the accumulated amount that was capitalized until the end of construction of pulp production plant in Uruguay. The average rate loans to finance these investment projects were calculated to record the capitalization.

	January - June		April - June
	2015	2014	2015	2014
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Property, plant and equipment capitalized cost
Property, plant and equipment capitalized interest cost rate	4.92%	4.78%	4.91%	4.78%
Amount of the capitalized interest cost, presented as property, plant and equipment	1,110	15,785	479	8,113

NOTE 13. RELATED PARTIES

Related Party Disclosures

Related parties are those entities defined in IAS 24 and under the rules of the Chilean SVS and the Chilean Corporations Law.

The receivable and payable amounts among related parties at the end of each period correspond to commercial and financing transactions denominated in Chilean Pesos, U.S. dollars and Brazilian Real, where collection or payment deadlines are shown in the following tables and in general do not bear interest, except for financing transactions.

As of the date of these interim consolidated financial statements, the main transactions with related parties are related to fuel purchases with Compañía de Petróleos de Chile S.A., sodium chlorate purchases at EKA Chile S.A., chips sales to Forestal del Sur S.A. and loans to related companies.

There is neither a provision for doubtful accounts nor any guarantees granted or received related to the balances with related parties.

Name of Group’s Main Shareholders

The ultimate shareholders of Arauco are Mrs. Maria Noseda Zambra de Angelini, Mr. Roberto Angelini Rossi and Mrs. Patricia Angelini Rossi through Inversiones Angelini y Cia. Ltda.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

June 30, 2015

Amounts in thousands of U.S. dollars, except as indicated

Name of the Intermediate Controlling Entity that Produces Consolidated Financial Statements for Public Use

Empresas Copec S.A.

Compensation to Key Management Personnel

Compensation to key management personnel, including directors, managers and deputy managers, consist of a fixed monthly salary and an annual bonus subject to the results of the Company and the fulfillment of goals of the business as well as individual performance.

Pricing Strategy Terms and Conditions Corresponding to Transactions with Related Parties

Related party transactions were made on terms of those prevailing under market conditions, with mutual independence of the parties.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

June 30, 2015

Amounts in thousands of U.S. dollars, except as indicated

The table below sets forth information about the Relationship between the Parent Company and its Subsidiaries

ID N°	Company Name	Country	Functional Currency	% Ownership interest 06-30-2015			% Ownership interest 12-31-2014
				Direct	Indirect	Total	Direct	Indirect	Total
—	Agenciamiento y Servicios Profesionales S.A.	Mexico	U.S. Dollar	0.0020	99.9970	99.9990	0.0020	99.9970	99.9990
—	Arauco Argentina S.A. (Ex Alto Paraná S.A.)	Argentina	U.S. Dollar	9.9753	90.0048	99.9801	9.9753	90.0048	99.9801
—	Arauco Australia Pty Ltd.	Australia	U.S. Dollar	—	99.9990	99.9990	—	99.9990	99.9990
96547510-9	Arauco Bioenergía S.A.	Chile	U.S. Dollar	98.0000	1.9999	99.9999	98.0000	1.9999	99.9999
—	Arauco Colombia S.A.	Colombia	U.S. Dollar	1.5000	98.4983	99.9983	1.5000	98.4983	99.9983
96765270-9	Arauco Distribución S.A.	Chile	Chilean Pesos	—	99.9996	99.9996	—	99.9996	99.9996
—	Arauco do Brasil S.A.	Brazil	Brazilian Real	1.2818	98.7172	99.9990	1.3418	98.6572	99.9990
—	Arauco Europe Cooperatief U.A. (Ex- Arauco Holanda Cooperatief U.A.)	Holland	U.S. Dollar	0.4843	99.5147	99.9990	0.5389	99.4601	99.9990
—	Arauco Florestal Arapoti S.A.	Brazil	Brazilian Real	—	79.9992	79.9992	—	79.9992	79.9992
—	Arauco Forest Brasil S.A.	Brazil	Brazilian Real	10.5510	89.4480	99.9990	11.1520	88.8470	99.9990
—	Arauco Forest Products B.V.	Holland	U.S. Dollar	—	—	—	—	99.9990	99.9990
—	Arauco Panels USA, LLC	USA	U.S. Dollar	—	99.9990	99.9990	—	99.9990	99.9990
—	Arauco Perú S.A.	Peru	U.S. Dollar	0.0013	99.9977	99.9990	0.0013	99.9977	99.9990
—	Arauco Wood Products, Inc.	USA	U.S. Dollar	0.0004	99.9986	99.9990	0.0004	99.9986	99.9990
—	Araucomex S.A. de C.V.	Mexico	U.S. Dollar	0.0005	99.9985	99.9990	0.0005	99.9985	99.9990
96565750-9	Aserraderos Arauco S.A.	Chile	U.S. Dollar	99.0000	0.9995	99.9995	99.0000	0.9995	99.9995
96657900-5	Consorcio Protección Fitosanitaria Forestal S.A.	Chile	Chilean Pesos	—	57.7503	57.7503	—	57.7503	57.7503
—	Empreendimentos Florestais Santa Cruz Ltda.	Brazil	Brazilian Real	—	99.9789	99.9789	—	99.9789	99.9789
—	Flakeboard America Limited	USA	U.S. Dollar	—	99.9990	99.9990	—	99.9990	99.9990
—	Flakeboard Company Ltd.	Canada	Canadian Dollar	—	99.9990	99.9990	—	99.9990	99.9990
85805200-9	Forestal Arauco S.A.	Chile	U.S. Dollar	99.9484	—	99.9484	99.9484	—	99.9484
93838000-7	Forestal Cholguán S.A.	Chile	U.S. Dollar	—	98.1796	98.1796	—	98.1796	98.1796
—	Forestal Concepción S.A.	Panama	U.S. Dollar	0.0050	99.9940	99.9990	0.0050	99.9940	99.9990
78049140-K	Forestal Los Lagos S.A.	Chile	U.S. Dollar	—	79.9587	79.9587	—	79.9587	79.9587
—	Forestal Nuestra Señora del Carmen S.A.	Argentina	U.S. Dollar	—	99.9805	99.9805	—	99.9805	99.9805
—	Forestal Talavera S.A.	Argentina	U.S. Dollar	—	99.9942	99.9942	—	99.9942	99.9942
—	Greenagro S.A.	Argentina	U.S. Dollar	—	97.9805	97.9805	—	97.9805	97.9805
96563550-5	Inversiones Arauco Internacional Ltda.	Chile	U.S. Dollar	98.0186	1.9804	99.9990	98.0186	1.9804	99.9990
79990550-7	Investigaciones Forestales Bioforest S.A.	Chile	Chilean Pesos	1.0000	98.9489	99.9489	1.0000	98.9489	99.9489
—	Leasing Forestal S.A.	Argentina	U.S. Dollar	—	99.9801	99.9801	—	99.9801	99.9801
—	Mahal Empreendimentos e Participacoes S.A.	Brazil	Brazilian Real	—	99.9934	99.9934	—	99.9934	99.9934
96510970-6	Paneles Arauco S.A.	Chile	U.S. Dollar	99.0000	0.9995	99.9995	99.0000	0.9995	99.9995
—	Savitar S.A.	Argentina	U.S. Dollar	—	99.9841	99.9841	—	99.9841	99.9841
76375371-9	Servicios Aéreos Forestales Ltda.	Chile	U.S. Dollar	0.0100	99.9890	99.9990	0.0100	99.9890	99.9990
96637330-K	Servicios Logísticos Arauco S.A.	Chile	U.S. Dollar	45.0000	54.9997	99.9997	45.0000	54.9997	99.9997

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

June 30, 2015

Amounts in thousands of U.S. dollars, except as indicated

The companies in the table below are classified as joint operations in accordance with IFRS 11. The assets, liabilities, income and expenses are recorded in relation to the Company’s ownership percentage in accordance with accounting standards applicable in each case.

ID N°	Company Name	Country	Functional Currency
-	Euforest S.A.	Uruguay	U.S. Dollar
-	Celulosa y Energía Punta Pereira S.A.	Uruguay	U.S. Dollar
-	Zona Franca Punta Pereira S.A.	Uruguay	U.S. Dollar
-	Forestal Cono Sur S.A.	Uruguay	U.S. Dollar
-	Stora Enso Uruguay S.A.	Uruguay	U.S. Dollar
-	El Esparragal Asociación Agraria de R.L.	Uruguay	U.S. Dollar
-	Ongar S.A.	Uruguay	U.S. Dollar
-	Terminal Logística e Industrial M’Bopicua S.A.	Uruguay	U.S. Dollar

There are no significant restrictions on the ability of subsidiaries to transfer funds to Arauco, in the form of cash dividends or repayment of loans and/or advances.

Employee Benefits for Key Management Personnel

	January - June		April - June
	Unaudited
	2015	2014	2015	2014
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Salaries and bonuses	36,416	34,953	20,670	20,926
Per diem compensation to members of the Board of Directors	566	682	289	344
Termination benefits	1,324	2,643	672	1,550
Total	38,306	38,278	21,631	22,820

Related Party Receivables, Current

Name of Related Party	Tax ID No.	Nature of Relationship	Country	Currency	Maturity	06-30-2015 Unaudited ThU.S.$	12-31-2014 ThU.S.$
Forestal Mininco S.A	91.440.000-7	Common director	Chile	Chilean pesos	30 days	51	19
Eka Chile S.A	99.500.140-3	Joint Venture	Chile	Chilean pesos	30 days	2,127	2,083
Forestal del Sur S.A	79.825.060-4	Common director	Chile	Chilean pesos	30 days	164	584
Stora Enso Arapoti Industria del Papel S.A	—	Associate	Brazil	Brazilian Real	30 days	568	588
Unilin Arauco Pisos Ltda.	—	Joint Venture	Brazil	Brazilian Real	30 days	416	1,389
Novo Oeste Gestao de Ativo Florestais S.A.	—	Associate	Brazil	Brazilian Real	30 days	15	21
Fundación Educacional Arauco	71.625.000-8	Common director	Chile	Chilean pesos	30 days	1,008	—
CMPC Celulosa S.A.	96.532.330-9	Common director	Chile	Chilean pesos		—	1
Corpesca S.A	96.893.820-7	Common director	Chile	Chilean pesos	30 days	5	20
TOTAL						4,354	4,705

Related Party Receivables, Non-Current

Name of Related Party	Tax ID No.	Nature of Relationship	Country	Currency	Maturity	06-30-2015 Unaudited ThU.S.$	12-31-2014 ThU.S.$
Novo Oeste Gestao de Ativo Florestais S.A.	—	Associate	Brasil	Brazilian Real	December 2016	162,948	151,519
TOTAL						162,948	151,519

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

June 30, 2015

Amounts in thousands of U.S. dollars, except as indicated

Related Party Payables, Current

Name of Related party	Tax ID No.	Nature of Relationship	Country	Currency	Maturity	06-30-2015 Unaudited ThU.S.$	12-31-2014 ThU.S.$
Compañía de Petróleos de Chile S.A.	99.520.000-7	Controlling Parent’s Subsidiary	Chile	Chilean pesos	30 days	6,134	4,073
Abastible S.A.	91.806.000-6	Controlling Parent’s Subsidiary	Chile	Chilean pesos	30 days	188	302
Fundación Educacional Arauco	71.625.000-8	Common director	Chile	Chilean pesos	—	—	29
Sigma S.A.	86.370.800-1	Common director	Chile	Chilean pesos	30 days	1	8
Empresa Nacional de Telecomunicaciones S.A.	92.580.000-7	Common director	Chile	Chilean pesos	30 days	1	—
Servicios Corporativos Sercor S.A.	96.925.430-1	Associate	Chile	Chilean pesos	30 days	823	—
Puerto Lirquén S.A.	96.959.030-1	Associate	Chile	U.S. Dollar	30 days	1,077	987
Compañía Puerto de Coronel S.A.	79.895.330-3	Associate	Chile	U.S. Dollar	30 days	1,184	122
Colbún Transmisión S.A.	76.218.856-2	Common director	Chile	Chilean pesos	30 days	12	8
Empresa de Residuos Resiter Ltda	89.696.400-3	Common director	Chile	Chilean pesos	—	—	4
Resiter Uruguay S.A	—	Common director	Uruguay	U.S. Dollar	30 days	94	503
TOTAL						9,514	6,036

Purchases

	Tax ID No.	Nature of Relationship	Country	Currency	Transaction Descriptions	06-30-2015
						Unaudited	12-31-2014
Name of Related Party						ThU.S.$	ThU.S.$
Abastible S.A.	91.806.000-6	Controlling Parent’s Subsidiary	Chile	Chilean pesos	Fuel	1,320	3,676
Empresas Copec S.A	90.690.000-9	Controlling Parent	Chile	Chilean pesos	Management service	110	277
Compañía de Petróleos de Chile S.A.	99.520.000-7	Controlling Parent’s Subsidiary	Chile	Chilean pesos	Fuel and other	31,212	96,497
Compañía Puerto de Coronel S.A.	79.895.330-3	Associate	Chile	U.S. Dollar	Transport and stowage	5,581	9,458
Puerto Lirquén S.A.	96.959.030-1	Associate	Chile	U.S. Dollar	Port services	4,015	9,937
EKA Chile S.A.	99.500.140-3	Joint Venture	Chile	Chilean pesos	Sodium chlorate	21,168	48,696
Forestal del Sur S.A.	79.825.060-4	Common director	Chile	Chilean pesos	Wood and ships	824	—
Portaluppi, Guzman y Bezanilla Abogados	78.096.080-9	Common director	Chile	Chilean pesos	Legal services	693	1,761
Empresa Nacional de Telecomunicaciones S.A.	92.580.000-7	Common director	Chile	Chilean pesos	Telephone services	303	474
CMPC Maderas S.A.	95.304.000-K	Common director	Chile	Chilean pesos	Wood and logs	145	489
Forestal Mininco S.A.	91.440.000-7	Common director	Chile	Chilean pesos	Wood and logs	204	204
Empresa de Residuos Resiter Ltda	89.696.400-3	Common director	Chile	Chilean pesos	Industrial Cleaning Services	(293)	4,157
Empresas de Residuos Industriales Resiter Ltda	76.329.072-7	Common director	Chile	Chilean pesos	Industrial Cleaning Services	3,000	1,432
Resiter Uruguay S.A	—	Common director	Uruguay	U.S. Dollar	Service to collect solid waste	1,423	1,167
Colbún Transmisión S.A.	76.218.856-2	Common director	Chile	Chilean pesos	Electrical Power	236	330
CMPC Celulosa S.A.	96.532.330-9	Common director	Chile	Chilean pesos	Others purchases	1,236	1,023

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

June 30, 2015

Amounts in thousands of U.S. dollars, except as indicated

Sales

Name of Related Party	Tax ID No.	Nature of Relationship	Country	Currency	Transaction Descriptions	06-30-2015 Unaudited ThU.S.$	12-31-2014 ThU.S.$
Novo Oeste Gestao de Ativo Florestais S.A.	—	Associate	Brasil	Brazilian Real	Loans (Capital and interest)	33,446	151,519
Colbún S.A.	96.505.760-9	Common director	Chile	Chilean pesos	Electrical Power	1,072	3,284
EKA Chile S.A.	99.500.140-3	Joint venture	Chile	Chilean pesos	Electrical Power	10,259	27,361
Stora Enso Arapoti Industria de Papel S.A.	—	Associate	Brasil	Brazilian Real	Wood	3,021	8,349
Forestal del Sur S.A.	79.825.060-4	Common director	Chile	Chilean pesos	Wood and chips	11,759	19,311
Forestal del Sur S.A.	79.825.060-4	Common director	Chile	Chilean pesos	Harvesting services	822	—
CMPC Celulosa S.A.	96.532.330-9	Common director	Chile	Chilean pesos	Wood	65	246
Cartulinas CMPC S.A.	96.731.890-6	Common director	Chile	Chilean pesos	Cellulose	—	679
Empresa Eléctrica Guacolda S.A.	96.635.700-2	Associate	Chile	Chilean pesos	Electrical Power	—	1,264
Unilin Arauco Pisos Ltda.	—	Joint venture	Brasil	Brazilian Real	Wood	2,061	11,887

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

June 30, 2015

Amounts in thousands of U.S. dollars, except as indicated

NOTE 14. INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Investments in Subsidiaries

There are no new investments to inform at June 30, 2015.

On March 27, 2014, the company Servicios Aereos Forestales Ltda was established with contributions from Inversiones Arauco Internacional Ltda ThU.S.$25,997.4 and Celulosa Arauco y Constitución S.A. ThU.S.$2.6. The company’s main objective is the provision of air transportation services for passengers and cargo, forest patrol, photography, advertising, magnetic survey, all by its own and others aircraft and perform maintenance of aeronautical products.

The details of the subsidiaries included in the consolidation of Arauco are disclosed in Note 13.

NOTE 15. INVESTMENTS IN ASSOCIATES

At June 30, 2015 and 2014 there are no new investments in associates to report.

The following tables set forth information about Investments in associates.

Name	Puertos y Logística S.A.
Country	Chile
Functional Currency	U.S. Dollar
Corporate purpose	Docking and warehousing operations for proprietary and third party use, cargo of all classes of goods, as well, as warehousing and transport operations.
Ownership interest (%)	20.2767%
	06-30-2015 (Unaudited)	12-31-2014
Carrying amount	ThU.S.$60,265	ThU.S.$60,081

Name	Inversiones Puerto Coronel S.A.
Country	Chile
Functional Currency	U.S. Dollar
Corporate purpose	Investments in movables and real estate, acquisition of companies, securities and investment instruments, investment management and development and/or participation in all kind of businesses and companies related to industrial, shipping, forestry and commercial activities.
Ownership interest (%)	50.0000%
	06-30-2015 (Unaudited)	12-31-2014
Carrying amount	ThU.S.$42,311	ThU.S.$40,088

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

June 30, 2015

Amounts in thousands of U.S. dollars, except as indicated

Name	Servicios Corporativos Sercor S.A.
Country	Chile
Functional Currency	Chilean Pesos
Corporate purpose	Consulting services related to business management to Boards of Directors and Senior Management of all Arauco’s entities.
Ownership interest (%)	20.0000%
	06-30-2015 (Unaudited)	12-31-2014
Carrying amount	ThU.S.$ 322	ThU.S.$(2,850)

Name	Stora Enso Arapoti Industria de Papel S.A.
Country	Brazil
Functional Currency	Brazilian Real
Corporate purpose	Industrialization and commercialization of paper and cellulose, raw materials and by-products
Ownership interest (%)	20.0000%
	06-30-2015 (Unaudited)	12-31-2014
Carrying amount	ThU.S.$19,169	ThU.S.$26,029

Name	Genómica Forestal S.A.
Country	Chile
Functional Currency	Chilean Pesos
Corporate purpose	Developing forestry genomics, through the use of biotechnological, molecular and bioinformatics tools with the purpose of strengthening genetic programs so as to improve the competitive position of the Chilean forestry industry for priority tree species.
Ownership interest (%)	25.0000%
	06-30-2015 (Unaudited)	12-31-2014
Carrying amount	ThU.S.$36	ThU.S.$48

Name	Consorcio Tecnológico Bioenercel S.A.
Country	Chile
Functional Currency	Chilean Pesos
Corporate purpose	Developing of technologies which will promote the development of a biofuels industry in Chile, obtained from lingo-cellulosic materials. The future execution of this sustainable project is financed by the Innova Chile Committee.
Ownership interest (%)	20.0000%
	06-30-2015 (Unaudited)	12-31-2014
Carrying amount	ThU.S.$184	ThU.S.$214

Name	Novo Oeste Gestao de Ativos Florestais S.A.
Country	Brazil
Functional Currency	Real
Corporate purpose	Management of forestry activities and commercialization of wood and other products.
Ownership interest (%)	48.9912%
	06-30-2015 (Unaudited)	12-31-2014
Carrying amount	ThU.S.$(27,032)	ThU.S.$(25,290)

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

June 30, 2015

Amounts in thousands of U.S. dollars, except as indicated

Name	Vale do Corisco S.A.
Country	Brazil
Functional Currency	Brazilian Real
Corporate purpose	Management of forestry activities.
Ownership interest (%)	49.0000%
	06-30-2015 (Unaudited)	12-31-2014
Carrying amount	ThU.S.$153,460	ThU.S.$174,782

Summarized Financial Information of Associates

06-30-2015	Puertos y Logística S.A. ThU.S.$	Inversiones Puerto Coronel S.A. ThU.S.$	Serv.Corporativos Sercor S.A. ThU.S.$	Stora Enso Arapoti Ind.de Papel S.A. ThU.S.$	Assets Novo Oeste Gestao de Ativos Florestais S.A. ThU.S.$	Vale do Corisco S.A. ThU.S.$	Consorcio Tecnológico Bioenercel S.A. ThU.S.$	Genómica Forestal S.A. ThU.S.$	Total ThU.S.$
Current	75,240	29	7,716	78,580	5,511	20,486	1,107	153	188,822
Non-current	421,848	84,676	777	39,196	103,757	399,782	1,916	214	1,052,166
Total	497,088	84,705	8,493	117,776	109,268	420,268	3,023	367	1,240,988

	Puertos y Logística S.A. ThU.S.$	Inversiones Puerto Coronel S.A. ThU.S.$	Serv.Corporativos Sercor S.A. ThU.S.$	Stora Enso Arapoti Ind.de Papel S.A. ThU.S.$	Liabilities Novo Oeste Gestao de Ativos Florestais S.A. ThU.S.$	Vale do Corisco S.A. ThU.S.$	Consorcio Tecnológico Bioenercel S.A. ThU.S.$	Genómica Forestal S.A. ThU.S.$	Total ThU.S.$
Current	56,446	83	5,797	16,245	164,446	13,379	1,519	13	257,928
Non-current	143,429	0	1,087	5,685	0	93,705	584	212	244,702
Equity	297,213	84,622	1,609	95,846	(55,178)	313,184	920	142	738,358
Total	497,088	84,705	8,493	117,776	109,268	420,268	3,023	367	1,240,988
Revenues	37,654	2,851	2,008	29,416	35	68,908	101	29	141,002
Expenses	(36,133)	0	(3,134)	(25,536)	(11,527)	(39,848)	(110)	(73)	(116,361)
Profit or loss	1,521	2,851	(1,126)	3,880	(11,492)	29,060	(9)	(44)	24,641

12-31-2014	Puertos y Logística S.A. ThU.S.$	Inversiones Puerto Coronel S.A. ThU.S.$	Serv.Corporativos Sercor S.A. ThU.S.$	Stora Enso Arapoti Ind.de Papel S.A. ThU.S.$	Assets Novo Oeste Gestao de Ativos Florestais S.A. ThU.S.$	Vale do Corisco S.A. ThU.S.$	Consorcio Tecnológico Bioenercel S.A. ThU.S.$	Genómica Forestal S.A. ThU.S.$	Total ThU.S.$
Current	70,923	17	6,582	46,579	6,356	24,067	1,533	193	156,250
Non-current	363,444	80,243	272	84,451	119,137	460,554	2,097	253	1,110,451
Total	434,367	80,260	6,854	131,030	125,493	484,621	3,630	446	1,266,701

	Puertos y Logística S.A. ThU.S.$	Inversiones Puerto Coronel S.A. ThU.S.$	Serv.Corporativos Sercor S.A. ThU.S.$	Stora Enso Arapoti Ind.de Papel S.A. ThU.S.$	Liabilities Novo Oeste Gestao de Ativos Florestais S.A. ThU.S.$	Vale do Corisco S.A. ThU.S.$	Consorcio Tecnológico Bioenercel S.A. ThU.S.$	Genómica Forestal S.A. ThU.S.$	Total ThU.S.$
Current	19,447	83	20,355	16,791	177,106	17,773	1,937	13	253,505
Non-current	118,616	0	751	5,923	0	108,206	621	243	234,360
Equity	296,304	80,177	-14,252	108,316	(51,613)	358,642	1,072	190	780,836
Total	434,367	80,260	6,854	131,030	125,493	484,621	3,630	446	1,266,701

06-30-2014
Revenues	40,932	—	2,273	90,787	116	25,809	97	9	160,023
Expenses	(38,023)	(672)	(3,901)	(87,617)	(12,286)	(16,107)	(533)	(38)	(159,177)
Profit or loss	2,909	(672)	(1,628)	3,170	(12,170)	9,702	(436)	(29)	846

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

June 30, 2015

Amounts in thousands of U.S. dollars, except as indicated

Movement in Investment in Associates and Joint Ventures

	06-30-2015 ThU.S.$	12-31-2014 ThU.S.$
Opening balance as of January 1	326,045	349,412
Changes
Investments in associates, Additions	814	0
Share of profit (loss) in investment in associates	(1,285)	6,958
Share of profit (loss) in investment in joint ventures	299	523
Dividends Received, Investments in Associates	(1,637)	(11,696)
Increase (Decrease) in foreign exchange currency on translation of Associates and Joint Ventures	(25,565)	(27,717)
Other increase (decrease) in investment and associates and joint ventures	5,105	11,965
Total changes	(22,269)	(23,367)
Ending balance	303,776	326,045

	06-30-2015 ThU.S.$	12-31-2014 ThU.S.$
Carrying amount of associates accounted for using equity method	279,484	301,242
Carrying amount of joint ventures accounted for using equity method	24,292	24,803
Total investment accounted for using equity method	303,776	326,045

NOTE 16. INTERESTS IN JOINT ARRANGEMENTS

Investments and contributions made

As of June 30, 2015, Arauco, through its subsidiary Arauco Holanda Cooperatief U.A, made capital contributions for a total of ThU.S.$82,943 (ThU.S.$398,545 as of December 31, 2014) to two Uruguayan joint arrangements in order to maintain its 50% of ownership in Celulosa y Energía Punta Pereira S.A. and Zona Franca Punta Pereira S.A. This transaction had no effect on the consolidated statement of income.

The aforementioned contributions were invested in the construction of a state-of-the-art cellulose production plant, with a guaranteed annual capacity of 1.3 million tons, a port and an energy generation unit based on renewable resources, which is located in the town of Puerto Pereira, Province of Colonia, Uruguay.

Our investments in Uruguay qualify as a joint operation. Among Arauco’s other rights and contractual conditions Arauco has agreed, together with Stora Enso, in the “Wood Supply Agreement”, to purchase 100% of the total annual pulp production of the joint operation. Arauco has recognized assets, liabilities, income and expenses relating to their participation, effective January 1, 2013, in accordance with IFRS11.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

June 30, 2015

Amounts in thousands of U.S. dollars, except as indicated

Furthermore, Arauco holds a 50% in Eka Chile S.A. (“Eka”), a company that sells sodium chlorate to cellulose plants in Chile. A contractual agreement in effect between Arauco and Eka has permitted Arauco and Eka to initiate certain joint venture activities.

The following tables set forth summarized financial information of the more significant interests in joint arrangements, which qualify as joint operations:

Celulosa y Energía Punta Pereira S.A. (Uruguay)	06-30-2015 Unaudited		12-31-2014
	Assets ThU.S.$	Liabilities ThU.S.$	Assets ThU.S.$	Liabilities ThU.S.$
Current	123,623	166,308	82,708	248,825
Non-current	2,225,211	957,795	2,219,108	1,008,556
Equity		1,224,731		1,044,435
Total Joint Arrangement	2,348,834	2,348,834	2,301,816	2,301,816

Investment	612,366		522,218

	06-30-2015	06-30-2014
	ThU.S.$	ThU.S.$
Income	301,058	4,672
Expenses	(287,213)	(32,868)
Joint Arrangement Net Income (Loss)	13,845	(28,196)

Forestal Cono Sur S.A.(consolidated)	06-30-2015 Unaudited		12-31-2014
	Assets ThU.S.$	Liabilities ThU.S.$	Assets ThU.S.$	Liabilities ThU.S.$
Current	19,787	21,555	26,034	21,790
Non-current	176,692	3,481	171,630	700
Equity		171,443		175,174
Total Joint Arrangement	196,479	196,479	197,664	197,664

Investment	85,722		87,587

	06-30-2015 Unaudited ThU.S.$	06-30-2014 ThU.S.$
Income	620	1,080
Expenses	(4,351)	(1,958)
Joint Arrangement Net Income (Loss)	(3,731)	(878)

Eufores S.A.(consolidated)	06-30-2015 Unaudited		12-31-2014
	Assets ThU.S.$	Liabilities ThU.S.$	Assets ThU.S.$	Liabilities ThU.S.$
Current	143,195	199,528	132,001	193,615
Non-current	649,082	46,512	641,668	32,368
Equity		546,237		547,686
Total Joint Arrangement	792,277	792,277	773,669	773,669

Investment	273,119		273,843

	06-30-2015 Unaudited ThU.S.$	06-30-2014 ThU.S.$
Income	147,304	92,841
Expenses	(148,753)	(110,202)
Joint Arrangement Net Income (Loss)	(1,449)	(17,361)

Zona Franca Punta Pereira S.A. (Uruguay)	06-30-2015 Unaudited		12-31-2014
	Assets ThU.S.$	Liabilities ThU.S.$	Assets ThU.S.$	Liabilities ThU.S.$
Current	6,557	45,880	4,971	28,093
Non-current	485,591	90,537	474,871	85,057
Equity		355,731		366,692
Total Joint Arrangement	492,148	492,148	479.842	479,842

Investment	177,866		183,346

	06-30-2015 Unaudited	06-30-2014
	ThU.S.$	ThU.S.$
Income	9,769	10,291
Expenses	(23,730)	(6,244)
Joint Arrangement Net Income (Loss)	(13,961)	4,047

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

June 30, 2015

Amounts in thousands of U.S. dollars, except as indicated

The following tables set forth summarized financial information of the more significant interests in joint arrangements, which qualify as joint ventures:

Unilin Arauco Pisos Ltda.	06-30-2015 Unaudited		12-31-2014
	Assets ThU.S.$	Liabilities ThU.S.$	Assets ThU.S.$	Liabilities ThU.S.$
Current	8,463	2.,88	9,933	6,917
Non-current	4,131	53	4,942	63
Equity		9,653		7,894
Total Joint Arrangement	12,594	12,594	14,875	14,875

Investment	4,827		3,947

	06-30-2015 Unaudited ThU.S.$	06-30-2014 ThU.S.$
Income	48,118	5,915
Expenses	(48,312)	(5,649)
Joint Arrangement Net Income (Loss)	(194)	266

Eka Chile S.A.	06-30-2015 Unaudited		12-31-2014
	Assets ThU.S.$	Liabilities ThU.S.$	Assets ThU.S.$	Liabilities ThU.S.$
Current	27,047	7,655	18,378	3,951
Non-current	29,310	3,977	28,792	5,272
Equity		44,725		37,947
Total Joint Arrangement	56,357	56,357	47,170	47,170

Investment	22,363		18,974

	06-30-2015 Unaudited ThU.S.$	06-30-2014 ThU.S.$
Income	21,589	22,683
Expenses	(20,604)	(21,665)
Joint Arrangement Net Income (Loss)	985	1,018

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

June 30, 2015

Amounts in thousands of U.S. dollars, except as indicated

NOTE 17. IMPAIRMENT OF ASSETS

In the period 2015, there were no provisions for impairment associated cash generating units to inform.

Disclosure of Impairment Losses of Assets

Provisions for impairment of property, plant and equipment due to technical obsolescence have been recorded as of June 30, 2015 and December 31, 2014 respectively, as shown below:

Disclosure of Asset Impairment
Principal classes of Assets affected by Impairment and Reversal of Losses	Machinery and Equipment
Principal Facts and Circumstances that lead to Recognizing Impairment and Reversal of losses	Technical Obsolescence and Claim
	06-30-2015 Unaudited	12-31-2014
Information relevant to the sum of all impairment	ThU.S.$4,938	ThU.S.$4,938

Goodwill

Goodwill is allocated to the groups of cash-generating units that are expected to benefit from the synergies of the combination.

At the date of these interim consolidated financial statements, the balance of Goodwill is ThU.S.$76,683 (ThU.S.$82,573, at December 31, 2014), of which ThU.S.$39,850 (ThU.S.$40,023 at December 31, 2014) was mainly generated by the acquisition of “Flakeboard” (See Note 14) and ThU.S.$34,018 (ThU.S.$39,735 at December 31, 2014) by the investment in Arauco do Brasil S.A. Both values were assigned to the panel segment.

The goodwill generated by the investment in Arauco do Brasil S.A. was allocated to the panel segment plant. The recoverable amount of the cash-generating unit was determined based on calculations of its value in use. For this calculation we used the expected future cash flows based on the operational plan approved by the management for 10-year period, applying a discount rate of 10%, which does not exceed the long-term average growth rate for the panel segment in Brazil.

The change in the balance of goodwill is due solely to the exchange difference on foreign currency translation.

CELULOSA ARAUCO Y CONSTITUCION S.A.

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Unaudited Consolidated Financial Statements

June 30, 2015

Amounts in thousands of U.S. dollars, except as indicated

NOTE 18. PROVISIONS, CONTINGENT ASSETS AND CONTINGENT LIABILITIES

The contingent liabilities for outstanding litigations are as follows:

Celulosa Arauco y Constitución S.A.

1. On August 25, 2005, the Chilean Servicio de Impuestos Internos (the “Chilean IRS”) issued tax calculations No. 184 and No. 185 of 2005, objecting to certain capital reduction transactions effected by Arauco on April 16, 2001 and October 31, 2001, and furthermore, requested reimbursement from the Company for amounts returned to it in respect of certain claimed tax losses. On November 7, 2005, the Company requested a Review of the Supervision Action (Revisión de la Actuación Fiscalizadora, or “RAF”), which is an administrative review of the tax action brought by the Chilean IRS, and filed a claim disputing the abovementioned tax calculations No. 184 and 185 of 2005. The RAF was resolved on January 9, 2009 by the Chilean IRS, which resolution, however, only partially sustained the Company’s request. In response, the Company filed an additional complaint with regard to the portion of the RAF that was not granted by the administrative review. On February 19, 2010, the Court acknowledged receipt of the Company’s request. Subsequently, the tax authority issued a report and the Company commented on such report.

On September 26, 2014, Arauco requested the submission of this claim to the competent jurisdiction of the new Tax and Customs Courts. On October 10, 2014, Arauco’s request was granted. Currently the action is being considered by these new Courts under the Docket No. RUC 14-9-0002087-3, with the Chilean IRS having the obligation to respond to Arauco’s duly instituted complaint. On March 20, 2015, the SII responded to the allegations submitted by Arauco against Liquidations No. 184 and 185 of 2005. As the date of these financial statements, this case is pending.

2. On June 22, 2011, the Company was notified of a civil claim for compensation of prejudice for an alleged tort liability, filed by twelve fishermen of the Mataquito River before the Court of First Instance, Guarantee and Family of Licantén under Docket number 73-2011. The case arose out of dead fish allegedly found in the Mataquito River on June 5, 2007 caused by the Licancel Plant. The plaintiffs seek to be compensated for alleged damages that they have suffered from the aforementioned event, including lost profits, pain and suffering and an alleged contractual liability. The probationary period was finished, and only letters addressed to several authorities need to be answered. Both parties have requested in different opportunities the issuing of the judgment, but the Court has not decided thereupon. As the date of these financial statements, this case is pending, awaiting for the issuance of the final judgment.

3. On December 20, 2012, the Company was notified of a civil damages claim in summary proceedings, lodged by a group of settlers in the La Concepción sector, near to the Nueva Aldea Plant. The settlers are claiming compensation for alleged environmental damages that affected their quality of life. The claim demands monetary and non-monetary damages. The purported damages refer to atmospheric emissions, pollution in river streams, risks related with truck transit and forest fire risks.

Currently the case is in the preliminary stage of evidence gathering, having already exhausted the discussion period. On August 7, 2015, the defendant filed a submission requesting the proceedings to be declared abandoned. The Court granted a term to respond on August 10, 2015. This case is pending.

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Unaudited Consolidated Financial Statements

June 30, 2015

Amounts in thousands of U.S. dollars, except as indicated

Arauco Argentina S.A. (Ex -Alto Paraná S.A.)

1. (i) On October 8, 2007, the Federal Administration of Public Income (Administración Federal de Ingresos Públicos) (AFIP) initiated an ex oficio proceeding against our Argentine affiliate Arauco Argentina S.A. challenging its deduction from its income tax liability of certain expenses, interest payments and exchange rate differences generated by Private Negotiable Obligations which were issued by such company in 2001 and paid in 2007.

On November 20, 2007, Arauco Argentina S.A. submitted a counterclaim to the claims presented by AFIP, completely rejecting all of AFIP’s allegations and asserting legal arguments that justify its actions in the determination of its tax burden.

On December 14, 2007, AFIP notified Arauco Argentina S.A. that its counterclaim had been dismissed, thus issuing an ex oficio ruling and ordering the payment, within 15 working days, of the calculated income tax difference for the 2002, 2003 and 2004 fiscal years of Argentine Pesos $417,908,207 including capital (ThU.S.$46,008 at June 30, 2015), compensatory interest, and fines for omission. On February 11, 2008, Arauco Argentina S.A. appealed the aforementioned ruling before the National Tax Court (“Tribunal Fiscal de la Nación”) (TFN).

On February 8, 2010, Arauco Argentina S.A. was notified of TFN’s ruling, which confirmed the ruling issued by AFIP, with court expenses, based on arguments different from those that justified AFIP’s ex oficio decision. This decision by the TFN extinguished the administrative process. As a result, the company’s only remaining option was to pursue a remedy before the Contentious Administrative Matters Federal Appeals Court (“Cámara de Apelaciones en lo Contencioso Administrativo Federal”) (CACAF) and, subsequently, the National Supreme Court of Justice (“Corte Suprema de Justicia de la Nación”).

On February 15, 2010, Arauco Argentina S.A. appealed before the CACAF, making all necessary submissions with the purpose of attaining a revocation of the contested decision. Arauco Argentina S.A. paid litigation fees (tasa de justicia) in the amount of Argentine Pesos $5,886,053 (ThU.S.$648 at June 30, 2015).

On March 18, 2010, the CACAF issued a court decree in which it ordered the AFIP to refrain from requesting the blocking of preventive interim relief measures, administratively demanding payment, issuing debt invoices, or initiating judicial collection actions, including seizure of property and other enforcement measures, against Arauco Argentina S.A. until CACAF reaches a decision on APSA’s request for an injunction.

On May 13, 2010, the CACAF decided to grant the injunction requested by Arauco Argentina S.A., ordering to suspend the enforcement of the AFIP resolution until the final decision on this matter. This injunction was granted by the CACAF subject to the granting of a corresponding bond. On May 19, 2010, Arauco Argentina S.A. filed with the Appeal Court a surety policy issued by Zurich Argentina Cía. de Seguros S.A. On May 20, 2010, the CACAF asked Arauco Argentina S.A. to specify the areas covered by the surety insurance. On May 28, 2010 Arauco Argentina S.A. complied with this request and attached Endorsement No. 1 of the surety policy in favor of the CACAF – Trial Chamber I – in the amount of Argentine Pesos $633,616,741 (equivalent to ThU.S.$6,755 as of June 30, 2015), which includes initial capital, plus adjustments and interests to the date of the bond. On June 2, 2010 the CACAF accepted this surety filed by Arauco Argentina S.A. and sent notice to AFIP of the

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Unaudited Consolidated Financial Statements

June 30, 2015

Amounts in thousands of U.S. dollars, except as indicated

injunction granted. On June 4, 2010 the AFIP was notified of the ruling dated May 13, 2010, which is final since June 22, 2010.

On February 1, 2013, Arauco Argentina S.A. received notice of the decision dated December 28, 2012, whereby the First Chamber of Appeals rejected the appeal lodged by the company, confirming the ex officio determination of the AFIP, and imposed the judicial fees for both instances as per their generation, since there was contradictory case law. The company appealed this decision before the National Supreme Court of Justice via the various legal procedural remedies available. On February 4, 2013, the company filed an ordinary appeal against the Chamber’s decision and on February 19, 2013, it also filed an extraordinary appeal against the same judgment, both before the National Supreme Court of Justice. On May 6, 2013, Arauco Argentina S.A. was notified of the decision of the Court of Appeals that, as of April 23, 2013, granted the ordinary appeal to the National Supreme Court of Justice and was present, to her chance the Extraordinary Appeal field. On May 27, 2013, the file was forwarded to the Supreme Court of Justice of the Country. On June 3, 2013, Arauco Argentina S.A. was notified of the procedural ruling issued by the High Court on May 29, 2013, declaring that the Ordinary Appeal had been duly received. On June 17, 2013, Arauco Argentina S.A. submitted a duly founded presentation in connection with the Appeal, which the Court subsequently ordered to be transferred to AFIP, a circumstance of which the company was notified on June 28, 2013.

The reasoning of the Chamber of Appeals’ decision did not modify the opinion of our external counsel in that the company acted in accordance with law when deducting the interest, expenses and exchange differences in the indebtedness challenged by the State, and they still hold that there are good possibilities for the decision to be quashed, rendering without effect AFIP’s ex officio determination.

(ii) Within the course of this case’s proceedings, and particularly regarding payment of the litigation fees (tasa de justicia) before the TFN, on July 18, 2008, the Examining Officer ordered Arauco Argentina S.A. to pay Argentine Pesos $10,447,705 (ThU.S.$1,150 at June 30, 2015) as payment of Tasa de Actuación (Litigation Fee) before the TFN. On August 14, 2008, Arauco Argentina S.A filed a petition with the court requesting that this order be reconsidered, or alternatively, rejected on the grounds that the requested amount was unreasonable. Arauco Argentina S.A provided evidence that it had paid Argentine Pesos $1,634,914 (ThU.S.$180 at June 30, 2015), considering that this was the actual amount due, pursuant to Law, for the Tasa de Actuación (Litigation Fee). On April 13, 2010, the First Chamber of the CACAF denied Arauco Argentina S.A.’s appeal. On April 26, 2010, Arauco Argentina S.A. filed an ordinary appeal against the latter decree before the National Supreme Court of Justice, which was granted on February, 3, 2011. On June 23, 2011, the brief with the ordinary appeal was filed before the Supreme Court. On July, 14, 2011, AFIP answered the petition of this brief. On May 8, 2012, the Supreme Court ruled that the ordinary remedy was wrongly admitted, since the appealed sentence was not a final ruling. The case file was returned to First Chamber of the National Appeals Court of Contentious Administrative Matters. On June 15, 2012, Arauco Argentina S.A. requested that the case be suspended until the substantial issues of the case were resolved, a request which was rejected by the CACAF on June 25, 2012. On July 2, 2012, Arauco Argentina S.A. filed a motion to reconsider, requesting that such ruling be rendered ineffective and the extraordinary proceeding be suspended until the substantial issues of the case were ruled on, also expressing that it still maintained its interest in the extraordinary remedy that was submitted. On August 21, 2012, Arauco Argentina S.A. filed a presentation which expressed its interest to maintain the extraordinary appeal. On February 19, 2013, Arauco Argentina S.A. requested the Extraordinary Remedy to be dealt with, and that copy of the judgment

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Amounts in thousands of U.S. dollars, except as indicated

passed in the main suit be attached thereto. On the same date Arauco Argentina S.A. lodged a Federal Extraordinary remedy on grounds that the judgment relating to the procedural tax discussed in this ancillary suit ought to be analyzed in consistency with that of the main suit. On April 8, 2013, the Chamber conferred upon AFIP a period to respond to Arauco Argentina S.A.’s Extraordinary Remedy. On November 26, 2013, Arauco Argentina S.A. was served with a ruling dated October 8, 2013 whereby the 1st Chamber of the Appeals Department decided to deny Arauco Argentina S.A.’s May 6, 2010 Extraordinary Remedy, imposing upon Arauco Argentina S.A. the obligation to bear the court costs and fees. On November 18, 2014, the 1st Chamber of the Appeals Department decided to dismiss Arauco Argentina S.A.’s second extraordinary remedy.

2. By way of Resolutions Nos. 952/2000 and 83/03, and within the context of the provisions of Law No. 25,080, the former Secretary for Agriculture, Ranching, Fishing and Foods approved the projects submitted by Arauco Argentina S.A. to build an MDF plant (boards) and a sawmill, along with the forestation of several hectares for supplying said industries.

In March of 2005, by way of Note No. 145/05, issued by the Undersecretary for Agriculture, Ranching and Forestation, the exemption to pay exportation duties granted to Arauco Argentina S.A. was suspended, as were the exemptions granted to all other companies benefited by this system under Law No. 25,080, a suspension which was implemented as a preventive measure, invoking the need to review the proceedings conducted in the respective case files. After the exhaustion of the administrative procedures, the measure is being argued by the company before the courts. In said context, on November 8, 2006, the V Chamber of the National Appeals Court for Adversarial Administrative and Federal Matters issued a ruling ordering that Arauco Argentina S.A. to continue to enjoy an exemption from paying the exportation duties, provided that it guarantee said duties by taking out warranty insurance. The judicial measure became effective beginning on March of 2007 by collateralization through the granting of bond (caución) policies for each shipment permits exempted from payment of export duty. Notwithstanding this ruling, the issuance of the ruling on the substantial issues of the matter is still pending. The company maintains an assignment of funds equivalent to ThU.S.$20,762 in connection to the aforementioned export duties, which is shown under not current provisions.

The export duties paid by the company while the benefit was suspended were allocated to the results of each financial year. As of this date, the company has submitted a claim against the National Government demanding the return of ThU.S.$6,555, plus interest accrued as from the serving of process of said claim, amount which corresponds to the Export Duties paid between March of 2005 and March of 2007 as a result of the benefit’s suspension.

In turn, during April of year 2005, the Secretary for Agriculture, Ranching, Fishing and Foods issued Resolution No. 260/2005, requiring that holders of any firms that had received the fiscal benefits granted under Law No. 25,080 should establish guarantees to cover the total amount of any such benefits, considering for such purposes all benefits that had been enjoyed until the date of their establishment. Arauco Argentina S.A. then proceeded to establish the required guarantees, which - as of the date of these financial statements - amount to Argentine Pesos $136,406,620 (equivalent to ThU.S.$15,017 at June 30, 2015).

Arauco Argentina S.A. believes that it has complied with all of the obligations imposed upon it by the system set forth under Law No. 25,080.

3. On December 6, 2013, Arauco Argentina S.A. was served upon Resolution 803 issued by

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Unaudited Consolidated Financial Statements

June 30, 2015

Amounts in thousands of U.S. dollars, except as indicated

the Central Bank of the Republic of Argentina (BCRA) on November 22, 2013. By means of such resolution, the BCRA initiated Investigation No. 5581, whereby it is sought to determine the absence of currency inflow and liquidation, and the delayed inflow of currency arising from export operations.

On March 6, 2014, the BCRA notified Arauco Argentina S.A. that it had received the APSA’s response and was opening the case for the presentation of evidence. On June 18, 2014 the BCRA notified the company of the closure of the trial period. On June 26, 2014 APSA presented its answer. On October 6, 2014, the company received the ruling dated September 30, 2014, issued by the National Criminal and Economic Court No. 8, Secretary No. 16, through which it was notified that the court would analyze the case under Case File No. 1330/2014.

As of the date of issuance of these financial statements, in the opinion of the company´s legal advisors, the likelihood in obtaining a favorable outcome (that is to say, no fines imposed) is high, given the solid defense arguments raised by Arauco Argentina S.A. and the judicial background related to infractions of a similar nature.

Arauco do Brasil S.A.

On November 8, 2012, the Brazilian tax authorities issued an Infringement Notice against one of our Brazilian subsidiaries, Arauco do Brasil S.A., for allegedly unpaid taxed owed by said company during the period from 2006 to 2010. Specifically, the tax authorities (i) objected to the deductibility of certain payments made, and expenses incurred (including the amortization of premiums, interest and litigation costs) by Arauco do Brasil between 2005 and 2010, and, (ii) argued that Arauco do Brasil made certain insufficient payments regarding the Brazilian Corporate Tax (“IRPJ”) and the Corporate Contribution over Net Profits (“CSLL”) during 2010.

On July 20, 2015, Arauco do Brasil was notified of the first-level administrative ruling which partially upheld the Infringement. Against this ruling, a Voluntary Appeal was filed seeking to revoke the Infringement Notice before the Brazilian Administrative Tax Council (Conselho Administrativo de Recursos Fiscais de Brasil or “CARF”), which is the second administrative level. As of the date of this report, the trial pertaining to this objection is still pending. The company believes that its challenge against the Infringement Notice is based on sound legal grounds and that a reasonable possibility exists that this matter will be resolved in favor of the company. However, if a favorable ruling is not obtained, it is possible that an obligation is generated in the aforementioned sums, plus interest and fines, up to the date on which the respective payment is made.

Forestal Arauco S.A. (ex Forestal Celco S.A.)

1. On September 26, 2005, in proceedings numbered 48,679-2006 of the Civil Court of Constitución, Forestal Celco S.A., now Forestal Arauco S.A., submitted a claim against Forestal Constitución Ltda. and Ms Vitelia Morán Sepúlveda and other seven natural persons, with the goal of obtaining a ruling that acknowledges its sole ownership over the Lierecillo estate (1,126 hectares), formed by various property registrations, also seeking that the defendants be sentenced to jointly and severally pay $20,000,000 as well as a damage compensation for having harvested a portion of the aforementioned estate. On April 23, 2006, Mr. Adolfo Numi Velasco, acting on behalf of all the aforementioned natural persons, answered the claim requesting its rejection, arguing that his clients are the sole owners of the estate named “Lierencillo” which they call “El Macaco”, also submitting a

CELULOSA ARAUCO Y CONSTITUCION S.A.

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Unaudited Consolidated Financial Statements

June 30, 2015

Amounts in thousands of U.S. dollars, except as indicated

counterclaim with the purpose of demanding that Forestal Celco S.A. return such estate, of 162.7 hectares, plus a damage compensation for the resulting damages, lost profit and moral damage. On June 29, 2009, a first instance ruling was issued in favor of Forestal Celco S.A’s claim, only with regards to the declaration of ownership, rejecting all other aspects of that claim as well as the corresponding counterclaim.

On March 17, 2014, the Court of Appeals of Talca, revoked the first instance sentence upholding the counterclaim for vindication, declaring that the counterclaimants are the sole owners of the Macaco real property, of 61.32 hectares. On April 3, 2014, Forestal Celco S.A. challenged the decision by submitting cassation appeals, both based on formalities and the merits. On August 4, 2015, the Supreme Court rejected both cassation appeals. The counterclaimant submitted a clarification appeal so that the decision would sentence the counterclaim defendant to pay litigation costs. As of the date of these financial statements, this case is pending (Supreme Court Case File No. 10840-2014).

2. On October 26, 2012, Forestal Valdivia S.A., now Forestal Arauco S.A., was notified of a restitution suit filed by Mr. Nelson Vera Moraga, Attorney representing the estate of Mrs. Julia Figueroa Oliveiro, which occurred over 60 years ago. That application was lodged with the Civil Court of Loncoche, Docket Number 79-2012, and the lawsuit demanded the recovery and restitution of two estates, with their products and improvements, arguing that the aforementioned estate is the sole and exclusive owner of two real estate properties whose total surface amounts to 1,210 hectares and are allegedly occupied by Forestal Valdivia S.A. On March 13, 2014, the Court issued a first instance ruling rejecting the claim. On March 31, 2014, the plaintiff appealed the first instance ruling through the submittal of a cassation appeal with regards to procedural aspects to the Court of Appeals of Temuco.

On August 10, 2015, the Court of Appeals of Temuco issued a decision confirming the first instance decision with litigation costs. Pending (Case File No. 595-2014)

3. On October 8, 2013, Bosques Arauco S.A., now Forestal Arauco S.A. was notified of a civil claim filed by Mr. Manuel Antonio Fren Casanova, requesting the court to declare the properties known as Cuyinco and Cuyinco Alto as two different properties and, therefore, to order the cancellation of the ownership registration in the name of Bosques Arauco S.A. found on N° 290 of page 266 of the Registry of Property kept by the Real Estate Registrar of Cuyinco Alto, on the grounds that, Bosques Arauco S.A. erroneously understood that its property, Cuyinco Alto of 4,600 hectares, would also encompass the land known as Cuyinco, which allegedly belongs to the claimant.

The claim was filed before the Civil Court of Lebu (Case File No. C-269-2013). On November 21, 2013, the claim was answered. The case is currently awaiting the issuance of the first instance decision.

4. On January 14, 2015, the company was served process of a civil damages claim due to alleged non-contractual liability. The claim was lodged by Mr. Ricardo del Carmen Guzmán Reyes who alleged that the actions of Forestal Celco S.A. prevented the former from exploiting his mining properties, given that he could not access land belonging to Forestal Arauco S.A. because it had been planted with forests. Claim seeking direct damages, lost profits and non-monetary damages. Discussion phase concluded. On June 25, 2015, a settlement hearing was held with no succes. The case is awaiting the evidentiary ruling. As the date of these financial statements, this case is pending. Case processed at the Civil Court of Constitución, case file No. C-892-2014.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

June 30, 2015

Amounts in thousands of U.S. dollars, except as indicated

5. Maquinarias y Equipos Klenner Limitada filed a civil damages claim before the First Civil Court of Valdivia, Case File number C-375-2015, against Forestal Arauco S.A. The claim seeks compensation for alleged damages brought as a result of the termination of a service provision contract that took place on February 9, 2010

On February 6, 2015, the claim was served on Mr. Cristián Durán Silva, on behalf of Forestal Arauco S.A. On February 12, 2015, the company appeared submitting a motion to void the service of process, since Mr. Cristian Durán Silva was not the legal representative of Forestal Arauco S.A., and because the requirements of article 44 of the Code of Civil Procedure had not been fulfilled in this service of process.

The Court granted the plaintiff the legal term to submit its arguments in this regard, issuing a resolution dated February 17 of 2015. Moreover, the company required that proceedings be suspended while this matter was pending decision. The Court gave the floor to the plaintiff with regard to this request. In view of the foregoing, on February 24, 2015, the company raised dilatory defenses. Currently the motion to void has been rejected and the decision regarding the legal defenses based on procedural defects is currently pending.

6. On April 28, 2015, the company was notified and answered the action for recovery submitted in ordinary proceedings by Mr. Rodrigo Huanquimilla Arcos and Mr. Mario Andrades Rojas, attorneys at law, on behalf of 24 members of the Arcos succession, who claiming to be owners of the estate that they identify as Hacienda Quivolgo, of 5,202 hectares, request that Forestal Celco S.A., currently Forestal Arauco S.A., be sentenced to return the abovementioned real property plus civil and natural fruits or revenues as well as any estates adhered to it, along with any damages that the real property may have suffered, with litigation costs. The company proceeded to answer the claim requesting that it be completely rejected, arguing that Forestal Celco S.A., currently Forestal Arauco S.A., is the sole and legitimate owner of the real property. The discussion phase is currently about to be concluded, after which the settlement hearing shall be conducted, once the parties have been duly notified in this regard. Proceedings under case file C-334-2014 of the Civil Court of Constitución.

7. On April 6, 2015, the company was notified through a rogatory letter regarding the claim submitted by Mr. Gustavo Andrés Ochagavía Urrutia, attorney at law, acting on behalf of 23 members of the Arcos succession, who claim to be the owners of the estate that they identify as Hacienda Quivolgo, of 5,202 hectares, requesting that Forestal Celco S.A., currently Forestal Arauco S.A., be sentenced to return the abovementioned real property plus civil and natural fruits or revenues as well as any estates adhered to it, along with any damages that the real property may have suffered, with litigation costs. They base their claim in that Forestal Celco S.A., currently Forestal Arauco S.A., is allegedly in possession but does not own the real property in question. On April 28, 2014, the company proceeded to answer the claim requesting that it be completely rejected, arguing that Forestal Celco S.A., currently Forestal Arauco S.A., is the sole and legitimate owner of the real property. The discussion phase has concluded, having conducted the settlement hearing, although to no avail. Case file C-54-2015 of the Civil Court of Constitución.

Celulosa y Energía Punta Pereira S.A. (joint arrangement)

In May of 2014, Celulosa y Energía Punta Pereira (CEPP), a company belonging to the Montes del Plata Group – a joint arrangement between Arauco and Stora Enso - was notified of the commencement of a series of arbitral proceedings against it, all lodged before the

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

June 30, 2015

Amounts in thousands of U.S. dollars, except as indicated

International Chamber of Commerce (ICC) by Andritz Pulp Technologies Punta Pereira S.A., a subsidiary of Andritz AG.

These arbitration proceedings are related to the contracts for the delivery, construction, installation, commissioning and completion - by Andritz - of the main components of the Project for the Montes del Plata Cellulose Plant, located in Punta Pereira, Uruguay.

CEPP objected to the claim and, on its own behalf, submitted a counterclaim against Andritz based on the latter’s breach of its contractual obligations.

Both parties signed an agreement on April 28, 2015. The agreement established the manner in which the parties’ pending obligations shall be complied with, along with an additional payment to Andritz for an amount of approximately MU.S.$44, which has been paid.

As a result of the implementation of this agreement, all remaining issues between the parties in connection to the arbitration proceedings have been resolved and, as of this date, the arbitration has concluded.

At the end of each reporting period there are no other contingencies that might significantly affect the Company’s financial, position or results of operations.

Provisions recorded as of June 30, 2015 and December 31, 2014 are as follow:

	06-30-2015	12-31-2014
	Unaudited
Classes of Provisions	ThU.S.$	ThU.S.$
Provisions, Current	654	2,535
Provisions for litigations	325	1,765
Other provisions	329	770
Provisions, non-Current	63,831	64,529
Provisions for litigations	13,898	14,273
Other provisions	49,933	50,256

Total Provisions	64,485	67,064

	06-30-2015
	Unaudited
Movements in Provisions	Litigations ThU.S.$	Other Provisions ThU.S.$	Total ThU.S.$
Opening balance	16,038	51,026	67,064
Changes in provisions
Increase in existing provisions	1,493	6,411	7,904
Used provisions	(2,679)	(2,850)	(5,529)
Increase (decrease) in foreign currency exchange	(1,370)	(3,884)	(5,254)
Other Increases (Decreases)	741	(441)	300
Total Changes	(1,815)	(764)	(2,579)
Closing balance	14,223	50,262	64,485

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

June 30, 2015

Amounts in thousands of U.S. dollars, except as indicated

	12-31-2014
Movements in Provisions	Litigations ThU.S.$	Other Provisions ThU.S.$	Total ThU.S.$
Opening balance	18,406	15,457	33,863
Changes in provisions
Increase in existing provisions	9,585	16,782	26,367
Used provisions	(8,951)	—	(8,951)
Increase (decrease) in foreign currency exchange	(818)	(3,324)	(4,142)
Other Increases (Decreases)	(2,184)	22,111	19,927
Total Changes	(2,368)	35,569	33,201
Closing balance	16,038	51,026	67,064

Provisions for litigations are for labor and tax claims whose payment period is uncertain. Other provisions include the liability recognition for investments with net asset deficiency at the end of the reporting period.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

June 30, 2015

Amounts in thousands of U.S. dollars, except as indicated

NOTE 19. INTANGIBLE ASSETS

	06-30-2015	12-31-2014
	Unaudited
Classes of Intangible Assets, Net	ThU.S.$	ThU.S.$
Intangible assets, net	87,409	93,258
Computer software	16,734	18,224
Water rights	5,340	5,442
Customer	59,336	63,164
Other identifiable intangible assets	5,999	6,428

Classes of intangible Assets, Gross	136,308	137,041
Computer software	50,271	49,109
Water rights	5,340	5,442
Customer	72,780	74,432
Other identifiable intangible assets	7,917	8,058

Classes of accumulated amortization and impairment
Total accumulated amortization and impairment	(48,899)	(43,783)
Accumulated amortization and impairment, intangible assets	(48,899)	(43,783)
Computer software	(33,537)	(30,885)
Customer	(13,444)	(11,268)
Other identifiable intangible assets	(1,918)	(1,630)

Reconciliation of the carrying amount of intangible assets at the beginning and end of each reporting period balances

	06-30-2015 Unaudited
Reconciliation of intangible assets	Computer Software ThU.S.$	Water Rights ThU.S.$	Customer ThU.S.$	Others ThU.S.$	TOTAL ThU.S.$
Opening Balance	18,224	5,442	63,164	6,428	93,258
Changes
Additions	1,908	—	—	40	1,948
Disposals	(73)	(102)	—	—	(175)
Amortization	(3,244)	—	(2,434)	(348)	(6,026)
Increase (decrease) in foreign currency conversion	(81)	—	(1,394)	(121)	(1,596)
Changes Total	(1,490)	(102)	(3,828)	(429)	(5,849)
Closing Balance	16,734	5,340	59,336	5,999	87,409

	12-31-2014
Reconciliation of intangible assets	Computer Software ThU.S.$	Water Rights ThU.S.$	Customer ThU.S.$	Others ThU.S.$	TOTAL ThU.S.$
Opening Balance	17,004	5,422	70,054	7,171	99,651
Changes
Additions	9,956	—	—	145	10,101
Amortization	(6,699)	—	(5,040)	(736)	(12,475)
Increase (decrease) in foreign currency conversion	(2,037)	20	(1,850)	(152)	(4,019)
Changes Total	1,220	20	(6,890)	(743)	(6,393)
Closing Balance	18,224	5,442	63,164	6,428	93,258

		Minimum life	Maximum life
Computer Software	Years	3	16
Customer	Years	15	15
Trademark	Years	7	7

The amortization of customer base and Others is presented in the Consolidated Statements of Income line item Administrative Expenses.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

June 30, 2015

Amounts in thousands of U.S. dollars, except as indicated

NOTE 20. BIOLOGICAL ASSETS

Biological assets comprise forestry plantations, mainly radiata and taeda pine, and to a lower extent of eucalyptus. The plantations are located in Chile, Argentina, Brazil and Uruguay, with a total surface of 1.6 million hectares, out of which 982 thousand hectares are used for forestry planting, 395 thousand hectares are native forest, 185 thousand hectares are used for other purposes and 70 thousand hectares not yet planted.

As of June 30, 2015, the production volume of logs totaled 10.7 million cubic meters (10.8 million cubic meters as of June 30, 2014).

Measurements of fair value of Arauco’s biological assets are classified as Level 3, due to the fact that inputs are not observable. However, this information reflects the assumptions that market participants would use in pricing the asset, including assumptions about risk.

These unobservable inputs were developed using the best information available and includes own information of Arauco. These unobservable inputs can be adjusted if the available information indicates that other market participants would use different information or there is something specific in Arauco that is not available to other market participants.

The main considerations in determining the fair value of biological assets include the following:

•	Arauco uses the discounted expected future cash flows of its forest plantations, which are based on a harvest projection date for all existing plantations.

•	Current forestry plantations are projected based on a net decrease total volume, with a minimum growth equivalent to the current supply demand.

•	Future plantations are not considered.

•	The harvest of forestry plantations supplies raw materials for all other products that Arauco produces and sells. By directly controlling the development of forests that will be processed, Arauco ensures high quality timber for each of its products.

•	Expected cash flows are determined in terms of harvest and expected sale of forestry products, associated with the demand from the Company’s own industrial centers and sales to third parties at market prices. Sales margin is also considered in the valuation of the different products that are harvested in the forest. The changes in the value of the plantations pursuant to the criteria defined above are accounted for in the results for the fiscal year, as established in IAS 41. These changes are presented in the Income Statement under the line for Other income per function, which as of June 30 of 2015 amount to ThU.S.$94,062 (ThU.S.$133,644 as of June 30 of 2014). The appraisal of biological assets results in a greater cost of the lumber sold in comparison to the real incurred cost, which is presented in the sales Costs which as of June 30, 2015 amounted to ThU.S.$90,087 (ThU.S.$102,571 as of June 30 of 2014).

•	Forestry plantations are harvested according to the needs of Arauco’s production plants.

•	The discount rates used are 8% in Chile, Brazil and Uruguay, and 12% in Argentina.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

June 30, 2015

Amounts in thousands of U.S. dollars, except as indicated

•	It is expected that prices of harvested timber are constant in real terms based on market prices.

•	Cost expectations with respect to the lifetime of the forests are constant based on estimated costs included in the projections made by Arauco.

•	The average crop age by species and country is:

	Chile	Argentina	Brazil	Uruguay
Pine	24	15	15	—
Eucalyptus	12	10	7	10

The following table sets forth changes in fair value of biological assets considering variations in significant assumptions considered in calculating the fair value of the assets:

		ThU.S.$
Discount rate	0,5	(117,031)
	-0,5	124,309

Margins (%)	10	421,056
	-10	(421,056)

Differences in valuation of biological assets, in the discount rate and in the margins are recognized in the consolidated statement of income under line items “other income” and “other expenses”, as appropriate.

Forestry plantations classified as current Biological assets are those to be harvested and sold within twelve months after the reporting period.

The Company has contracted fire insurance policies for its forestry plantations, which in conjunction with Company resources and efficient protection measures for these forestry assets allow financial and operational risks to be minimized.

Uruguay

Arauco owns biological assets in Uruguay through a joint operation in association with Stora Enso in accordance with IFRS11, Arauco recognizes the assets, liabilities; income and expenses relating to their ownership percentage (See Note 16).

Detail of Biological Assets Pledged as Security

As of June 30, 2015, there are no forestry plantations pledged as security.

Detail of Biological Assets with Restricted Ownership

As of the date of these consolidated financial statements, there are no biological assets with restricted ownership.

No significant government grants have been received.

As of the date of these Financial Statements, the Current and Non-current biological assets are as follows:

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

June 30, 2015

Amounts in thousands of U.S. dollars, except as indicated

	06-30-2015	12-31-2014
	Unaudited
	ThU.S.$	ThU.S.$
Current	255,824	307,551
Non-current	3,523,545	3,538,802
Total	3,779,369	3,846,353

Reconciliation of carrying amount of biological assets

Movement	06-30-2015 Unaudited ThU.S.$
Opening Balance	3,846,353
Changes in Biological Assets
Additions	72,434
Decreases due to Harvest	(152,681)
Gain (losses) arising from changes in fair value less costs to sale	94,062
Increases (decreases) in Foreign Currency Translation	(48,068)
Loss of forest due to fires	(29,855)
Other Increases (decreases)	(2,627)
Total Changes	(66,984)
Closing Balance	3,779,369

Movement	12-31-2014 ThU.S.$
Opening Balance	3,892,203
Changes in Biological Assets
Additions	132,969
Decreases due to Sales	(39,432)
Decreases due to Harvest	(338,440)
Gain (losses) arising from changes in fair value less costs to sale	284,497
Increases (decreases) in Foreign Currency Translation	(44,020)
Loss of forest due to fires	(31,512)
Other Increases (decreases)	(9,912)
Total Changes	(45,850)
Closing Balance	3,846,353

As of the date of these consolidated financial statements, there are no disbursements related to the acquisition of biological assets.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

June 30, 2015

Amounts in thousands of U.S. dollars, except as indicated

NOTE 21. ENVIRONMENTAL MATTERS

Environment Management

For Arauco, sustainability means management strategy. This strategy incorporates values, commitments and standards, that together with the adoption of best practices as well as the use of the latest available technologies, seek to continuously improve the Company’s environmental management. It is the environmental department and each of its specialists that ensure these guidelines are met and are put in to practice in everyday company operations.

All of Arauco’s production units have certified environmental management systems, which reinforce the Company’s commitment to environmental performance and ensure the traceability of all raw materials used.

Arauco uses several supplies in its productive processes such as wood, chemical products, and water, etc., which in turn produce liquid and gas emissions. As a way to make the Company’s environmental management more efficient, significant progress has been made to reduce consumption and emissions.

Environmental investments have been made related to the control of atmospheric emissions, process improvements, water and waste management, as well as effluent treatment, in order to improve the environmental performance of all of Arauco’s business units.

Detail information of disbursements related to the environment

At June 30, 2015 and December 31, 2014, Arauco has made and / or has committed the following disbursements by major environmental projects:

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

June 30, 2015

Amounts in thousands of U.S. dollars, except as indicated

06-30-2015		Disbursements undertaken 2015				Committed Disbursements
		State	Amount	Asset	Asset/expense	Amount	Estimated
Company	Name of project	of project	ThU.S.$	Expense	destination item	ThU.S.$	date
Arauco Do Brasil S.A.	Environmental improvement studies	In process	0	Assets	Property, plant and equipment	753	2015
Arauco Do Brasil S.A.	Environmental improvement studies	In process	24	Expense	Administration expenses	10	2015
Celulosa Arauco Y Constitucion S.A.	Investment projects for the control and management of gas emissions from industrial process	In process	2,686	Assets	Property, plant and equipment	18,079	2015
Celulosa Arauco Y Constitucion S.A.	Environmental improvement studies	In process	6,026	Assets	Property, plant and equipment	8,985	2015
Celulosa Arauco Y Constitucion S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	209	Assets	Property, plant and equipment	0	2015
Celulosa Arauco Y Constitucion S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	1,100	Assets	Property, plant and equipment	118,880	2017
Celulosa Arauco Y Constitucion S.A.	Environmental improvement studies	In process	14,322	Expense	Operating cost	18,910	2015
Celulosa Arauco Y Constitucion S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	1,936	Assets	Property, plant and equipment	711	2015
Arauco Argentina S.A	Construction emisario	In process	0	Assets	Property, plant and equipment	805	2015
Arauco Argentina S.A	Expansion of solid industrial waste dumpsite for management of these in the future	In process	139	Assets	Property, plant and equipment	4,053	2015
Arauco Argentina S.A	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	154	Assets	Property, plant and equipment	6,284	2015
Paneles Arauco S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	183	Expense	Operating cost	183	2015
Paneles Arauco S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	1,116	Expense	Administration expenses	876	2015
Forestal Celco S.A.	Environmental improvement studies	In process	315	Expense	Administration expenses	642	2015
Forestal Celco S.A.	Environmental improvement studies	In process	42	Expense	Operating cost	27	2015
Aserraderos Arauco S.A	Environmental improvement studies	In process	772	Assets	Property, plant and equipment	307	2015
Forestal los Lagos S.A	Environmental improvement studies	In process	102	Expense	Operating cost	227	2015

		TOTAL	29,126			179,732

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

June 30, 2015

Amounts in thousands of U.S. dollars, except as indicated

12-31-2014		Disbursements undertaken 2014				Committed Disbursements
		State	Amount		State	Amount
Company	Name of project	of project	Company	Name of project	of project	Company	Name of project
Arauco Do Brasil S.A.	Environmental improvement studies	In process	1,967	Assets	Property, plant and equipment	3,805	2015
Arauco Do Brasil S.A.	Environmental improvement studies	In process	1,507	Expense	Administration expenses	5,639	2015
Celulosa Arauco y Constitucion S.A.	Investment projects for the control and management of gas emissions from industrial process	In process	5,548	Assets	Property, plant and equipment	233	2015
Celulosa Arauco y Constitucion S.A.	Environmental improvement studies	In process	10,520	Assets	Property, plant and equipment	11,805	2015
Celulosa Arauco y Constitucion S.A.	Environmental improvement studies	Finished	85	Assets	Property, plant and equipment	0	—
Celulosa Arauco y Constitucion S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	6,474	Assets	Property, plant and equipment	3,412	2015
Celulosa Arauco y Constitucion S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	Finished	266	Assets	Property, plant and equipment	0	—
Celulosa Arauco y Constitucion S.A.	Environmental improvement studies	In process	37,540	Expense	Operating cost	0	—
Celulosa Arauco y Constitucion S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	2,551	Assets	Property, plant and equipment	11,712	2015
Alto Paraná S.A.	Construction emisario	In process	13	Assets	Property, plant and equipment	705	2015
Alto Paraná S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	776	Assets	Property, plant and equipment	4,148	2015
Alto Paraná S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	3,282	Assets	Property, plant and equipment	6,452	2015
Paneles Arauco S.A.	Environmental improvement studies	In process	624	Assets	Property, plant and equipment	1,882	2015
Paneles Arauco S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	1,471	Expense	Operating cost	0	—
Paneles Arauco S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	404	Expense	Administration expenses	0	—
Paneles Arauco S.A.	Environmental improvement studies	In process	5,751	Expense	Administration expenses	264	2015
Forestal Arauco S.A.	Environmental improvement studies	In process	817	Expense	Administration expenses	732	2015
Aserraderos Arauco S.A	Environmental improvement studies	In process	1,416	Assets	Property, plant and equipment	543	2015
Aserraderos Arauco S.A	Environmental improvement studies	Finished	84	Assets	Property, plant and equipment	0	—
Celulosa y Energía Punta Pereira S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	463	Assets	Property, plant and equipment	600	2015
Celulosa y energía Punta Pereira S.A.	Environmental improvement studies	In process	0	Assets	Property, plant and equipment	140	2015
Celulosa y energía Punta Pereira S.A.	Investment projects for the control and management of gas emissions from industrial process	In process	0	Assets	Property, plant and equipment	95	2015
Forestal los Lagos S.A	Environmental improvement studies	In process	208	Expense	Operating cost	240	2015

		TOTAL	81,767			52,407

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

June 30, 2015

Amounts in thousands of U.S. dollars, except as indicated

NOTE 22. NON-CURRENT ASSETS HELD FOR SALE

Arauco has made sales of units in previous years corresponding mainly to sawmills in Chile and remains committed to its sales plan. The consummation of these sales has been delayed more than expected due to the search for a more efficient operation in the market.

The following table sets forth information on the main types of non-current assets held for sale:

	06-30-2015	12-31-2014
	Unaudited
	ThU.S.$	ThU.S.$
Land	2,988	2,976
Buildings	3,798	3,798
Property, plant and equipment	1,214	1,214
Total	8,000	7,988

As of June 30, 2015 and 2014 there was no effect on related to the sale of held assets for sale results.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

June 30, 2015

Amounts in thousands of U.S. dollars, except as indicated

NOTE 23. FINANCIAL INSTRUMENTS

Classification

Arauco’s financial instruments as of June 30, 2015 and December 31, 2014, are displayed in the table below. Regarding those instruments valued at an amortized cost, as estimation of their reasonable value is displayed for informational purposes.

	June 2015 Unaudited		December 2014
Financial Instruments Thousands of dollars	Carrying amount	Fair Value	Carrying amount	Fair Value
Fair value through profit or loss	220,057	220,057	130,500	130,500

Derivatives	935	935	1,515	1,515
Mutual funds	219,122	219,122	128,985	128,985
Loans and Accounts Receivables	1,263,828	1,263,828	1,761,300	1,761,300
Cash and cash equivalents	292,786	292,786	842,167	842,167
Cash	136,443	136,443	158,002	158,002
Time deposits	156,343	156,343	669,545	669,545
Agreements	—	—	14,620	14,620
Accounts Receivables (net)	803,740	803,740	762,909	762,909
Trades and other receivables	684,375	684,375	649,924	649,924
Lease receivable	126	126	153	153
Other receivables	119,239	119,239	112,832	112,832
Accounts receivable from related parties	167,302	167,302	156,224	156,224
Other Financial Assets	12,809	12,809	11,142	11,142

Financial Liabilities at amortized cost (3)	5,153,387	5,480,010	5,714,872	6,088,948
Bonds issued denominated in U.S. dollars	2,314,902	2,465,488	2,686,994	2,834,364
Bonds issued denominated in U.F. (4)	935,486	1,014,100	971,333	1,038,908
Bank Loans in Dollars	1,098,671	1,196,094	1,220,359	1,373,857
Bank Loans in Other currencies	75,810	75,810	98,856	104,489
Financial Leasing	113,905	113,905	96,995	96,995
Government Loans	20	20	3,893	3,893
Trades and other Payables	605,079	605,079	630,406	630,406
Accounts payable to related parties	9,514	9,514	6,036	6,036
Financial liabilities at fair value through profit or loss	1,632	1,632	2,677	2,677
Hedging Liabilities	139,254	139,254	115,055	115,055

(1)	Assets measured at fair value through profit or loss other than mutual funds classified as cash equivalents, are presented in the line item “other financial assets” in the consolidated statement of financial position.
(2)	Although mutual funds are measured at fair value through profit or loss for purposes of the consolidated statement of financial position mutual funds are classified as “Cash and cash equivalents” due to the are highly liquid short term investment.
(3)	Financial liabilities measured at amortized cost, other than “Trade and other payables” and derivatives are presented in the consolidated statement of financial position in the line item “Other financial liabilities” as current and non-current based on their maturity.
(4)	The Unidad de Fomento (“UF”) is a unit of account that is linked to, and is adjusted daily to reflect changes in the Chilean consumer price index.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

June 30, 2015

Amounts in thousands of U.S. dollars, except as indicated

Valuation techniques and assumptions applied for the purpose of measuring fair value

The carrying amount of trade and other receivables, trade and others payables, accounts payables related parties, cash and cash equivalents, and other financial assets and liabilities approximate their fair value due to the short-term nature of such instruments, and, in the case of trade and other receivables, due to the fact that any loss resulting from its recoverability is already reflected in the provision for impairment losses.

The fair value of non-derivative financial assets and financial liabilities that are not traded in active markets is estimated through the use of discounted cash flows that are calculated using market variables that are observable at the date of the consolidated financial statements.

The fair value of bonds issued was determined with reference to quoted market prices as they have standard terms and conditions.

The fair value of bank borrowings were determined based on discounted cash flow analysis, applying the corresponding discount yield curves to the remaining term to maturity.

The following table sets forth the current portion of the non-current bank borrowings and debt issued as of June 30, 2015, and December 31, 2014.

	June 2015 ThU.S.$ Unaudited	December 2014 ThU.S.$
Bank borrowings - current portion	356,878	53,284
Bonds issued - current portion	55,735	430,446
Total	412,613	483,730

The following table shows the compliance with financial covenants (debt to equity ratio) required by domestic bond indentures:

	June 2015 ThU.S.$ Unaudited	December 2014 ThU.S.$
Financial debt, current	689,216	739,515
Financial debt, non-current	3,849,578	4,338,915
Total	4,538,794	5,078,430
Cash and cash equivalent	(511,908)	(971,152)
Net financial debt	4,026,886	4,107,278
Non-controlling interests	43,563	47,606
Equity attributable to owners of parent	6,728,771	6,767,130
Total equity	6,772,334	6,814,736
Debt to equity ratio	0.59	0.60

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

June 30, 2015

Amounts in thousands of U.S. dollars, except as indicated

The following table sets forth a reconciliation between the financial liabilities and the statement of financial position as of June 30, 2015 and December 31 2014:

	June 2015
		Unaudited
Thousands of dollars	Current	Non Current	Total
Bonds obligations	55,735	3,194,653	3,250,388
Bank borrowings	598,540	575,941	1,174,481
Financial Leasing	34,921	78,984	113,905
Government Loans	20	0	20
Swap and Forward	2,136	138,750	140,886

Other Financial Liabilities	691,352	3,988,328	4,679,680

Trades and Other Payables	605,079	—	605,079
Related party payables	9,514	—	9,514

Accounts Payable, Total	614,593	—	614,593

Financial Liabilities, Total	1,305,945	3,988,328	5,294,273

	December 2014
Thousands of dollars	Current	Non Current	Total
Bonds obligations	430,446	3,227,881	3,658,327
Bank borrowings	273,470	1,045,745	1,319,215
Financial Leasing	31,706	65,289	96,995
Government Loans	3,893	0	3,893
Swap and Forward	2,828	114,904	117,732

Other Financial Liabilities	742,343	4,453,819	5,196,162

Trades and Other Payables	630,406	—	630,406
Related party payables	6,036	—	6,036

Accounts Payable, Total	636,442	—	636,442

Financial Liabilities, Total	1,378,785	4,453,819	5,832,604

Financial Assets Measured at Fair Value through Profit or Loss (Held for Trading)

Financial assets measured at fair value through profit or loss are financial assets held for trading. Financial assets classified in this category are mainly acquired for sale in the short term. Derivatives are also classified as trading unless they are designated and effective as hedging instruments. Assets in this category are classified as current assets and are recorded at fair value with changes in value recognized in profit or loss. These financial assets are held with the objective of maintaining adequate liquidity levels to meet Arauco’s obligations.

The following table details Arauco’s financial assets measured at fair value through profit or loss:

	June 2015 ThU.S.$ Unaudited	December 2014 ThU.S.$	Period Variation
Fair value through profit or loss (held for trading)	220,992	132,015	69%
Derivatives	935	1,515	-38%
Mutual Funds	219,122	128,985	70%

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

June 30, 2015

Amounts in thousands of U.S. dollars, except as indicated

Mutual Funds

Arauco invests in local and international mutual funds in order to maximize the returns of cash surpluses denominated in local currency or in foreign currencies such as U.S. Dollars or Euros. These instruments are permitted by Arauco’s Investment Policy. At the date of these interim consolidated financial statements the Company has increased its position in these instruments compared to December 2014 by 70%.

The following table sets forth the risk classification of mutual funds as of June 30, 2015 and December 31, 2014:

	June 2015	December 2014
	Unaudited
	Th.U.S.$	Th.U.S.$
AAAfm	219,044	128,833
AAfm	78	152
Total Mutual Funds	219,122	128,985

Hedging Instruments

Hedging instruments recorded as af June 30, 2015 are cash flow hedges. Arauco uses derivatives for hedging purposes, such as cross currency swaps, currency forwards, interest rate swaps, and options. Depending on the fair value of each instrument, the position could be either an asset or a liability, and they are listed in the Statement of Financial Position under Other Non-current Financial Assets or Other Non-current Financial Liabilities, respectively. The effects for the period are presented under Equity as Other Comprehensive Income, net of differences in exchange rate of the hedged items and the deferred tax.

Nature of Risk

Arauco is exposed to the risk of variability in cash flows from changes in foreign exchange rates and inflation, mainly due to balances of assets denominated in U.S. Dollars and other currencies differente from the functional currency, which causes mismatches that could affect operating results.

Below are the cross currency swaps that Arauco has as of June 30, 2015 to cover the exposure to the exchange rate risk generated from bonds denominated in UF.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

June 30, 2015

Amounts in thousands of U.S. dollars, except as indicated

Cross currency swaps

Bond	Institution	Amount U.S.$	Amount UF	Starting date	Ending date	Market Value-U.S.$
F	Deutsche	43,618,307	1,000,000	10/30/2011	10/30/2021	(7,114,961.92)
F	JP Morgan	43,618,307	1,000,000	10/30/2011	10/30/2021	(6,958,161.12)
J	Corpbanca	42,864,859	1,000,000	09/01/2010	09/01/2020	(8,140,516.85)
J	BBVA	42,864,859	1,000,000	09/01/2010	09/01/2020	(8,140,516.85)
J	Deutsche	42,864,859	1,000,000	09/01/2010	09/01/2020	(8,250,970.48)
J	Santander	42,873,112	1,000,000	09/01/2010	09/01/2020	(8,080,653.92)
J	BBVA	42,864,257	1,000,000	09/01/2010	09/01/2020	(7,884,090.01)
P	Corpbanca	46,474,122	1,000,000	05/15/2012	11/15/2021	(8,554,315.26)
P	JP Morgan	47,163,640	1,000,000	11/15/2012	11/15/2021	(8,094,943.72)
F	Deutsche	37,977,065	1,000,000	04/30/2014	04/30/2019	608,826.34
F	BBVA	38,426,435	1,000,000	10/30/2014	04/30/2023	(2,070,604.84)
F	BBVA	38,378,440	1,000,000	10/30/2014	04/30/2023	(1,641,299.07)
F	Santander	37,977,065	1,000,000	10/30/2014	04/30/2023	(1,089,691.19)
F	BCI	37,621,562	1,000,000	10/30/2014	04/30/2023	(518,599.78)
P	BBVA	42,412,852	1,000,000	11/15/2013	11/15/2023	(5,354,435.10)
P	Santander	41,752,718	1,000,000	11/15/2013	11/15/2023	(4,327,948.18)
P	Deutsche	41,752,718	1,000,000	11/15/2013	11/15/2023	(4,295,488.35)
R	Santander	128,611,183	3,000,000	10/01/2014	04/01/2024	(23,558,513.52)
R	JP Morgan	43,185,224	1,000,000	10/01/2014	04/01/2024	(7,117,969.89)
R	Corpbanca	43,277,070	1,000,000	10/01/2014	04/01/2024	(7,085,108.12)
Q	BCI	43,185,224	1,000,000	10/01/2014	04/01/2021	(4,960,254.50)
Q	BCI	43,196,695	1,000,000	10/01/2014	04/01/2021	(4,829,068.01)

Based on its test of effectiveness, Arauco determined that the hedging instrument is highly effective to offset the variability in cash flows of the hedged item from changes in the exchange rate.

Moreover, our results are exposed to changes the price of certain fuels. To minimize the risk we limited the volatility of future cash flows associated with the purchase of fuel oil No. 6 for year 2015 through zero cost collar contracts of this commodity. The fuel oil No. 6 is consumed in the process of pulp production.

Furthermore, we have indirect exposure to the price of diesel due to contracts with forestry industry contractors, whose rates vary according to the price of this commodity, as well as other variables. To minimize this risk, we use financial instruments to cover the risk associated with the volatility of the cost of forestry contractor rates, from June 2015 until May 2016. Contracts held by Arauco as of June 30, 2015 are presented in the following table:

Zero Cost Collars

Bond	Institution	Amount U.S.$	Amount UF	Starting date	Ending date	Market Value-U.S.$
Petroleum	JP Morgan	674	Miles Bbl.	01/01/2015	12/31/2015	413,105.26
Diesel	JP Morgan	29,465	Miles Gall.	06/01/2015	05/31/2016	(682,617.16)

Hedging Strategy

Considering that Arauco has a high percentage of assets denominated in U.S. Dollars, it needs to minimize the risks related to exchange rates resulting from its adjustable obligations in Pesos. The purpose of this swap position is to eliminate the exchange rate uncertainty, taking the flows originated from adjustable obligations in pesos in connection to the aforementioned bonds and exchanging them for flows in U.S. Dollars (Arauco’s functional currency), pursuant to an exchange rate that is fixed and established on the date of execution of the contract.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

June 30, 2015

Amounts in thousands of U.S. dollars, except as indicated

Loans and Receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. In the consolidated statements of financial position they are included in line items “Cash and cash equivalents” (certain components of cash and cash equivalents), “Trade and Other Current/Non-Current Receivables” and “Accounts receivable from related parties”.

Loans and receivables are measured at amortized cost using the effective interest method and are tested for impairment. Financial assets that are classified as loans and receivables are: cash and cash-equivalents, time deposits, repurchase agreements, trade and other current/non-current receivables, and account receivables from related parties.

Thousands of dollars	June 2015 Unaudited	December 2014
Loans and Receivables	1,263,828	1,761,300
Cash and cash equivalents	292,786	842,167
Cash	136,443	158,002
Time Deposits	156,343	669,545
Agreements	0	14,620
Trade and other receivables	971,042	919,133
Trades and Other receivables	684,501	650,077
Other receivables	119,239	112,832
Accounts receivable from related parties	167,302	156,224

Cash and Cash Equivalents: Includes cash on hand, bank checking accounts balances and time deposits and other short term highly liquid investments with an original maturity of three months or less. They are short-term, highly liquid investments that are readily convertible to known amounts of cash, and which are subject to an insignificant risk of changes in value.

The composition of cash and cash equivalents (including the balance of mutual funds displayed in this note as valuation, instruments at fair value with profit or loss) at June 30, 2015 and December 31, 2014, classified by origin coins is as follow:

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

June 30, 2015

Amounts in thousands of U.S. dollars, except as indicated

	06-30-2015	12-31-2014
	ThU.S.$	ThU.S.$
Cash and Cash Equivalents	511,908	971,152
U.S. Dollar	394,215	877,418
Euro	4,963	8,114
Other currencies	73,575	62,381
Chilean pesos	39,155	23,239

Time Deposits and Repurchase Agreements: The investment objective of time deposits and repurchase agreements is to maximize in the short-term the amounts of cash surpluses. These instruments are authorized by Arauco’s Investment Policy, which allows investing in fixed income securities. These instruments have a maturity of less than three months from the date of acquisition.

Trades and Other Receivables: These represent enforceable rights for Arauco resulting from the normal course of the business.

Other Receivables: These correspond to receivables from sales, services or loans that are not considered within the normal course of the business.

The provision for doubtful accounts is presented as a deduction of trade and other receivables. The provision for doubtful accounts is established based on an analysis of the age of the portfolio and considering the insurance coverage on accounts receivable. Other conditions are assessed for example when there is objective evidence that Arauco will not receive payments under the original sale terms and when the customer is a party to a bankruptcy court agreement or cessation of payments, and is written-off when Arauco has exhausted all levels of recovery of the receivable in a reasonable time.

Accounts receivable from related parties: Represent enforceable rights for Arauco resulting from the normal course of business, calling normal to the line of business, activity or purpose of explotation and financing, and which Arauco owns a non-controlling ownership of the counterparty.

The following table sets forth trade and other current/non-current receivables classified by currencies as of June 30, 2015 and December 31, 2014:

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

June 30, 2015

Amounts in thousands of U.S. dollars, except as indicated

	06-30-2015	12-31-2014
	ThU.S.$	ThU.S.$
Trades and other current receivables	777,985	731,908
U.S. Dollar	543,764	464,219
Euros	15,947	72,353
Other currencies	105,350	98,130
Chilean pesos	111,991	96,241
U.F.	933	965
Accounts receivable from related parties, current	4,354	4,705
U.S. Dollar	0	0
Other currencies	999	1,998
Chilean pesos	3,355	2,707
Trade and other non-current receivables	25,755	31,001
U.S. Dollar	20,322	26,773
Other currencies	887	0
Chilean pesos	3,246	3,591
U.F.	1,300	637
Accounts receivable from related parties, non current	162,948	151,519
Others Currencies	162,948	151,519

Financial Liabilities Measured at Amortized Cost

Financial liabilities correspond to non-derivative financial instruments with contractual cash-flow payments that can be either fixed or variable.

Also, this category includes those non-derivative financial liabilities for services or goods delivered to Arauco at the end of each reporting period that have not yet been paid. These amounts are not insured and are generally paid within thirty days after being recognized.

As the end of each reporting period, Arauco includes in this category bank borrowings, bonds issued denominated in U.S. Dollars and in UF, trade and other payables.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

June 30, 2015

Amounts in thousands of U.S. dollars, except as indicated

		06/30/2015	12/31/2014	06/30/2015	12/31/2014
		Unaudited		Unaudited
	Currency	Amortized Cost ThU.S.$		Fair Value ThU.S.$
Total Financial Liabilities		5,153,387	5,714,872	5,480,010	6,088,948
Bonds Issued	U.S. Dollar	2,314,902	2,686,994	2,465,488	2,834,364
Bonds Issued	U.F.	935,486	971,333	1,014,100	1,038,908
Bank borrowings	U.S. Dollar	1,098,671	1,220,359	1,196,094	1,373,857
Bank borrowings	Other currencies	75,810	98,856	75,810	104,489
Government Loans	U.S. Dollar	20	3,893	20	3,893
Financial Leasing	Other currencies	109,722	93,540	109,722	93,540
Financial Leasing	Chilean pesos	4,183	3,449	4,183	3,449
Financial Leasing	U.S. Dollar	0	6	0	6
Trades and Other Payables	U.S. Dollar	164,049	180,164	164,049	180,164
Trades and Other Payables	Euro	5,176	44,887	5,176	44,887
Trades and Other Payables	Other currencies	90,458	62,162	90,458	62,162
Trades and Other Payables	Chilean pesos	342,637	340,858	342,637	340,858
Trades and Other Payables	U.F.	2,759	2,335	2,759	2,335
Related party payables	U.S. Dollar	2,355	1,612	2,355	1,612
Related party payables	Chilean pesos	7,159	4,424	7,159	4,424

The financial liabilities at amortized cost presented in the consolidated statements of financial positions as of June 30, 2015 and December 31, 2014 are as follows:

	June 2015
		Unaudited
	Current ThU.S.$	Non Current ThU.S.$	Total
Other financial liabilities	689,216	3,849,578	4,538,794
Trade and other payables	605,079	—	605,079
Related Party Payables	9,514	—	9,514
Total Financial Liabilities Measured at Amortized Cost	1,303,809	3,849,578	5,153,387

	December 2014
	Current ThU.S.$	Non Current ThU.S.$	Total
Other financial liabilities	739,515	4,338,915	5,078,430
Trade and other payables	630,406	—	630,406
Related Party Payables	6,036	—	6,036
Total Financial Liabilities Measured at Amortized Cost	1,375,957	4,338,915	5,714,872

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

June 30, 2015

Amounts in thousands of U.S. dollars, except as indicated

Arauco’s financial liabilities at the date of these interim consolidated financial statements are as follows:

Financial Liabilities	June 2015 ThU.S.$ Unaudited	December 2014 ThU.S.$
Total Financial Liabilities	5,294,273	5,832,604
Financial liabilities at fair value through profit or loss (held for trading)	1,632	2,677
Hedging Liabilities	139,254	115,055
Financial Liabilities Measured at Amortized Cost	5,153,387	5,714,872

Cash Flow Hedges Amounts Recognized in Other Comprehensive Income

The following table sets forth the reconciliation of cash flow hedges presented in Other Comprehensive Income:

	January - June		April - June
	Unaudited
	2015	2014	2015	2014
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Opening balance	(53,022)	(21,507)	(50,373)	(3,526)
Fair value gains (losses) arising during the year	(25,073)	(16,956)	3,899	(1,379)
Exchange differences of bonds hedged	35,857	11,573	4,862	(13,960)
Finance costs	7,376	5,973	3,593	3,075
Settlements during the period	(7,104)	8,440	(4,720)	(1,303)
Deferred taxes	(2,092)	(2,064)	(1,319)	2,552
Closing balance	(44,058)	(14,541)	(44,058)	(14,541)

Effect in Profit or Loss

The following table sets forth the net gains/losses and impairment losses recognized in the statement of income on financial instruments:

		Net Gain (loss)		Impairment
Assets	Financial Instrument	06-30-2015 ThU.S.$	06-30-2014 ThU.S.$	06-30-2015 ThU.S.$	06-30-2014 ThU.S.$
Financial assets measure at fair value through profit or loss	Swap	0	(408)
	Forward	610	(948)
	Mutual Funds	5,392	116
	Total	6,002	(1,240)	—	—

Loans and Receivables	Fix terms deposits	5,128	5,040
	Resale agreements	603	875
	Trades and Other receivables	—	—	(412)	156
	Total	5,731	5,915	(412)	156

Hedges Instruments	Cash flow swap	(7,376)	(5,973)
	Total	(7,376)	(5,973)

Liabilities
At amortized cost	Bank loans	(21,956)	(12,359)
	Bond issued obligations	(97,547)	(88,361)
	Total	(119,503)	(100,720)	—	—

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

June 30, 2015

Amounts in thousands of U.S. dollars, except as indicated

Fair Value Hierarchy of Financial Assets and Liabilities

The assets and liabilities measured at fair value in the consolidated statements of financial position as of June 30, 2015, have been measured based on the valuation methodologies provided in IAS 39. The methodologies applied for each financial instrument are classified according to their hierarchy as follows:

-	Level 1: Quoted prices (unadjusted) in active markets for identical assets and liabilities.

-	Level 2: Inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

-	Level 3: Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

Thousands of dollars	Fair Value	Fair value hierarchy levels
	June 2015	Level 1	Level 2	Level 3
Financial assets measured at fair value
Derivatives	935	—	935	—
Mutual Funds	219,122	219,122	—	—
Financial liabilities measured at fair value
Coverage (Liabilities)	139,254	—	139,254	—
Profit or Loss (Liabilities)	1,632	—	1,632	—

To value Level 2 instruments, primarily related to foreign currency swaps, the present value of the future cash flows calculated, in this case being the future cash of UF and U.S. Dollars. To discount the future cash flows, the zero coupon discount rate for UF and U.S. is utilized. In each case, price quotes from Bloomberg are used.

Information on Objectives, Policies and Processes applied by the Company regarding Capital Management

Arauco’s policies on capital management have the objective of:

a)	Ensuring business continuity and normal operations in the long term;

b)	Ensuring funding for new investments to achieve sustainable growth over time;

c)	Keeping adequate capital structure considering all economic cycles that impact the business and the nature of the industry; and

d)	Maximizing the Company’s value and providing an adequate return to shareholders.

Qualitative Information on Objectives, Policies and Processes applied by the Company regarding Capital Management

Arauco determines and manages its capital structure based on its carrying amount of equity plus its financial debt (bank borrowings and bonds issued).

Quantitative Information on Capital Management

The following table sets forth the financial covenants that the Company has to comply with as part of the terms of certain of its obligations:

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

June 30, 2015

Amounts in thousands of U.S. dollars, except as indicated

Instrument	06-30-2015 Th.U.S.$	12-31-2014 Th.U.S.$	Coverage Ratio equal to or greater than 2.0	Debt to equity ratio(1) less than or equal to 1.2
Domestic bonds	935,486	971,333	N/A	Ö
Other Credits	957,929	830,197	No reservations are required
Foreign bonds	2,314,902	2,686,994	No reservations are required
Flakeboard credit with Arauco warranty	31,650	149,613	Ö	Ö
Syndicate Loan	298,827	298,193	Ö	Ö

N/R: Not required for the financial obligation

(1)	Debt to equity ratio (financial debt divided by equity plus non-controlling interests)

As of June 30, 2015 and December 31, 2014, Arauco has complied with all of its financial covenants.

The following table sets forth the credit ratings of our debt instruments as of June 30, 2015, are as follows:

Instrument	Standard & Poor’s	Fitch Ratings	Moody’s	Feller Rate
Local bonds	-	AA -	-	AA -
Foreign bonds	BBB -	BBB	Baa3	-

Capitalization requirements are established based on the Company’s financial needs and on maintaining an adequate liquidity level and complying with financial covenants established in current debt arrangements. The Company manages its capital structure and makes adjustments based on the prevailing economic conditions in order to mitigate the risks associated with adverse market conditions, and based on opportunities that may arise to improve the Company’s level of liquidity.

The capitalization of Arauco as of June 30, 2015 and December 31, 2014 is as follows:

Thousands of dollars	06-30-2015 Unaudited	12-31-2014
Equity	6,772,334	6,814,736
Bank borrowings	1,174,501	1,323,108
Financial leasing	113,905	96,995
Bonds issued	3,250,388	3,658,327

Capital	11,311,128	11,893,166

The nature of external capital requirements is determined by the obligation to maintain certain financial ratios that ensure payment compliance with bank borrowings or bonds issued, which provide guidelines on the capital ranges required for compliance with these requirements. Arauco has fulfilled all its external requirements.

Risk Management

Arauco’s financial instruments are exposed to various financial risks: credit risk, liquidity risk and market risk (including exchange rate risks, interest rate risks and price risks).

Arauco’s overall risk management program focuses on uncertainty in financial markets and aims to minimize potential adverse effects on Arauco’s financial profitability.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

June 30, 2015

Amounts in thousands of U.S. dollars, except as indicated

Arauco’s financial risk management is overseen by the Corporate Finance Department. This department identifies, assesses and hedges financial risks in close collaboration with Arauco’s operational units.

Credit Risk

Description

Credit risk refers to financial uncertainty at different periods of time relating to the fulfillment of obligations with counterparties, at the time of exercising the contract rights to receive cash or other financial assets on behalf of Arauco.

Explanation of Credit Risk Exposure and How This Risk Arises

Arauco’s exposure to credit risk is directly related to each of its customer’s individual abilities to fulfill their contractual commitments, reflected in trade receivables. Furthermore, credit risk also arises for time deposits, repurchase agreements and mutual funds.

As a policy for its trade receivables, Arauco entered into insurance policies for open account sales. The insurance policies are used to cover export sales from Arauco, Celulosa Arauco y Constitución S.A., Aserraderos Arauco S.A., Paneles Arauco S.A., Forestal Arauco S.A., Arauco Argentina S.A. and Arauco do Brasil S.A. as well as domestic sales of Arauco Distribución S.A., Arauco México S.A. de C.V., Arauco Wood Inc., Arauco Colombia S.A., Arauco Perú S.A., Arauco Panels USA LLC, Flakeboard Co Ltd., Flakeboard America Ltd., Arauco Argentina S.A. (and subsidiaries), Celulosa Arauco S.A, Aserraderos Arauco S.A, Paneles Arauco S.A and Arauco do Brasil S.A. Arauco contracts its insurance policies with Continental Credit Insurance Company (rated AA- by credit agencies as Humphreys and Fitch Ratings on April 4, 2012). The insurance policies cover 90% of the amount invoiced with no deductible.

In order to secure a credit line or an advanced payment to a supplier approved by the Credit Committee, Arauco receives several types of guarantees, such as mortgages, pledges, standby letters of credit, certificates of deposit, checks, promissory notes, mutual loans or any other guarantee that may be requested pursuant to each country’s legislation.

As of June 30, 2015 the total amount of guarantees given was MU.S.$129,9 which is summarized in the following table. The procedure of guarantees is regulated by the Policies of Arauco’s Guarantees which aims to control the accounting, the maturity and the valuation of these.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

June 30, 2015

Amounts in thousands of U.S. dollars, except as indicated

Arauco Group Guarantees
Guarantees Debtors		100,593,849	100%
	Certificates of deposit	2,158,041	2.15%
	Mortgage	8,108,734	8.06%
	standby	10,322,000	10.26%
	Finance	58,495,946	58.15%
	Mortgage	6,397,468	6.36%
	Pledge	9,711,660	9.65%
	Promissory notes	5,400,000	5.37%
Guarantees Creditors		29,294,206	100%
	Certificates of deposit	2,886,591	9.85%
	Mortgage	3,443,589	11.76%
	Pledge	358,118	1.22%
	standby	3,000,092	10.24%
	Deposit	5,866	0.02%
	Pagare	4,455,520	15.21%
	Boleta	15,144,430	51.70%

Total Guarantees		129,888,055	100%

At the end of each reporting period, the Company’s maximum credit risk exposure is limited to the carrying amount of the recognized trade receivables less the amounts receivable insured by credit insurance companies and the guarantees received by Arauco.

As of June 30, 2015, Arauco’s consolidated revenues from sales were ThU.S.$2,646,007 of which 65.13% correspond to credit sales, 25.52% to sales with letters of credit, and 9.35% to other classes of sales.

As of June 30, 2015, of the trade receivables balance of ThU.S.$693,892 that had agreed term of sales, 47.78% corresponded to credit sales, 41.87% to sales with letters of credit and 10.35% to other classes of sales, distributed among 2,481 customers. The customer with the largest open account outstanding did not exceed 1.52% of total.

Arauco has not entered into any refinancing or renegotiations with its customers which involve amendments to the invoice due, and if necessary, any renegotiation of debt with a customer will be analyzed on a case by case basis and approved by the Corporate Finance Department.

The receivables covered by credit insurance and collateral were 96.8%. Therefore, Arauco’s credit risk exposure of its portfolio is 3.2%.

Secured Open Account Receivables
	ThU.S.$	%
Total open account receivables	331,532	100.0
Secured Receivables (*)	320,923	96.8
Unsecured Receivables	10,609	3.2

(*)	Secured receivables are defined as the amount of trade receivables that are covered by credit insurance or collateral such as: stand-by letter of credits, mortgage or certificates of deposit, among others.

Accounts exposed to this type of risk are: trade receivable, financial lease debtors and other debtors.

Arauco does not have a securitized portfolio.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

June 30, 2015

Amounts in thousands of U.S. dollars, except as indicated

	June 2015 Th.U.S.$ Unaudited	December 2014 Th.U.S.$
Current Receivables
Trades receivables	684,343	649,892
Financial lease receivables	114	136
Other Debtors	93,528	81,880
Net subtotal	777,985	731,908
Trades receivables	693,891	660,352
Financial lease receivables	188	213
Other Debtors	102,838	89,863
Gross subtotal	796,917	750,428
Provision for doubtful trade receivables	9,548	10,460
Provision for doubtful lease receivables	74	77
Provision for doubtful other debtors	9,310	7,983
Subtotal Bad Debt	18,932	18,520
Non Current Receivables
Trades receivables	32	32
Financial lease receivables	12	17
Other Debtors	25,711	30,952
Net Subtotal	25,755	31,001
Trades receivables	32	32
Financial lease receivables	12	17
Other Debtors	25,711	30,952
Gross subtotal	25,755	31,001
Provision for doubtful trade receivables	—	—
Provision for doubtful lease receivables	—	—
Provision for doubtful other debtors	—	—
Subtotal Bad Debt	—	—

The following table sets forth the reconciliation of changes in the allowance for doubtful accounts as of June 30, 2015 and December 31, 2014:

	06-30-2015	12-31-2014
	ThU.S.$ Unaudited	ThU.S.$
Opening balance	10,460	8,637
Impairment losses recognized on receivables	753	2,081
Reversal of impairment losses	(1,665)	(259)
Closing balance	9,548	10,460

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

June 30, 2015

Amounts in thousands of U.S. dollars, except as indicated

Explanation of Risk Management Objectives, Policies and Processes, and Measurement Methods

The Credit and Collections Department, which reports to the Treasury Department, is responsible for minimizing receivables credit risk and supervising past due accounts. It is also responsible for the approval or rejection of credit limits for all sales. The standards and procedures governing the control and risk management of credit sales are set forth, in the Company’s Credit Policy.

For the approval and/or modification of the clients’ credit facilities, a procedure has been put in place, which must be followed by all of the companies of the Arauco group. The requests for credit facilities are entered into SAP, where all of the available information is analyzed, including the amount of the facility granted by the credit insurance company. Afterwards, the requests are approved or rejected by each of the internal committees of each company of the Arauco group, depending on the maximum amount authorized by the Credit Policy. If the credit facility exceeds such amount, it is then analyzed by the Corporate Committee. Credit facilities are renewed on a yearly basis, following this internal process.

Sales via letters of credit are executed mostly in the markets of Asia and the Middle East. Periodically, a credit assessment is conducted regarding the banks which issue the letters of credit, in order to obtain the risk rating granted by the main risk rating agencies, along with their country and global ranking and financial situation during the last 5 years. Pursuant to this evaluation, a decision is made on whether to approve the issuer bank or to request a confirmation of the letter of credit.

All sales are controlled by a credit verification system that has set parameters to block orders from customers who have accumulated past due amounts of a defined percentage of the debt and/or customers who at the time of product delivery have exceeded their credit limit or whose credit limit has expired.

Of total trade receivables as of June 30, 2015, 91.69% are current (i.e. non-past due), 6.41% are between 1 and 30 days past due, 0.62% are between 30 and 60 days past due, 0.00% are between 61 and 90 days past due, 0.24% are between 91 and 120 days past due, 0.46% are between 121 and 150 days past due, 0.03% are between 151 and 180 days past due, 0.00% are between 180 and 210 days past due, 0.00% are between 211 and 250 days past due, and 0.53% are more than 250 days past due.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

June 30, 2015

Amounts in thousands of U.S. dollars, except as indicated

June 30, 2015

Unaudited

	Age of trade receivables
Days	Non-past due	1 to 30	31 to 60	61 to 90	91 to 120	121 to 150	151 to 180	181 to 210	211 to 250	More than 250	Total
ThU.S.$	636,239	44,512	4,333	4	1,681	3,215	205	0	0	3,702	693,891
%	91.69%	6.41%	0.62%	0.00%	0.24%	0.46%	0.03%	0.00%	0.00%	0.53%	100%

	Financial deterioration in sections
Days	Non-past due	1 to 30	31 to 60	61 to 90	91 to 120	121 to 150	151 to 180	181 to 210	211 to 250	More than 250	Total
ThU.S.$	-5	0	-101	-2	-461	-10	0	-5	-41	-8,923	-9,549
%	0.06%	0.00%	1.06%	0.03%	4.82%	0.11%	0.00%	0.05%	0.43%	93.44%	100%

December 31, 2014

	Age of trade receivables
Days	Non-past due	1 to 30	31 to 60	61 to 90	91 to 120	121 to 150	151 to 180	181 to 210	211 to 250	More than 250	Total
ThU.S.$	630,681	2,042	2,546	1,188	735	168	666	173	298	21,856	660,352
%	95.51%	0.31%	0.39%	0.18%	0.11%	0.03%	0.10%	0.03%	0.05%	3.31%	100.00%

	Financial deterioration in sections
Days	Non-past due	1 to 30	31 to 60	61 to 90	91 to 120	121 to 150	151 to 180	181 to 210	211 to 250	More than 250	Total
ThU.S.$	-26	0	0	-40	78	-432	0	-11	3	-10,031	-10,460
%	0.25%	0.00%	0.00%	0.39%	-0.75%	4.13%	0.00%	0.11%	-0.03%	95.90%	100.00%

Arauco has recognized provisions for doubtful accounts on trade receivables for a total of ThU.S.$6,717 over the last four years which represents 0.035% of total revenues from sales during the same period.

Provisions for doubtful accounts of trade receivables as a percentage of total revenues from sales
	2015	2014	2013	2012	2011	Last 4 years
Percentage of impairment losses	0.229%	-0.009%	0.008%	0.011%	0.153%	0.035%

The amount recovered through possession of collateral, credit insurance reimbursements or any other credit enhancement during the period amount to ThU.S.$104, which represents 6.66% of the total provisioned assets.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

June 30, 2015

Amounts in thousands of U.S. dollars, except as indicated

Explanation of any changes to risk exposure or changes in objectives, processes and policies regarding previous years’ risk management.

Arauco has implemented a Guarantee Policy in order to control accounting, valuation and expiration of these and a Corporate Credit Policy.

Currently there is a policy for provisions for doubtful accounts receivable under IFRS for all the Arauco group companies.

Investment Policy:

Arauco has an Investment Policy which identifies and limits the financial instruments and the entities that Arauco and its subsidiaries are authorized to invest in.

The Company’s Treasury Department is centralized with operations in Chile. The Head Office is responsible for carrying out investments, cash flow surplus investments, and short and long term debt subscriptions. Exceptions to this rule are specific investments made through other companies where authorization is required from the Chief Financial Officer.

For financial instruments, the only permitted investments are fixed income investments with adequate liquidity. Each instrument has defined classifications and limits, depending on duration and type of issuer.

Regarding intermediaries (such as banks, securities brokers and broker/dealers of mutual funds), a scoring methodology is used to determine the relative degree of risk of each intermediary based on their financial position and assign score points that result in a credit risk rating to each intermediary. Arauco uses this scoring system to determine its investment limits for each intermediary.

The required information to evaluate the various criteria are obtained from published financial statements from the banks under evaluation and from the credit risk ratings of short and long term debt securities obtained from rating agencies authorized by the Superintendency of Banks and Financial Institutions (Fitch Ratings Chile, Humphreys and Feller Rate).

The criteria evaluated are: Capital and Reserves, Current Ratio, Return on equity, Net Income to Operating income Ratio, Debt to Equity Ratio and the Credit Risk rating of each entity.

Any necessary exceptions regarding investment limits in each particular instrument or entity must have the authorization from Arauco’s Chief Financial Officer.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

June 30, 2015

Amounts in thousands of U.S. dollars, except as indicated

Liquidity Risk

Description

This risk corresponds to Arauco’s ability to fulfill its financial obligations upon maturity.

Explanation of Liquidity Risk Exposure and How This Risk Arises

Arauco’s exposure to liquidity risk is mainly from its obligations to bondholders, banks and financial institutions, creditors and other payables. Liquidity risk may arise if Arauco is unable to meet the net cash flow requirements, which sustain its operations under both normal and exceptional circumstances.

Explanation of Objectives, Policies and Processes for Risk Management, and Measurement Methods

The Financial Management Department monitors on an ongoing basis the Company’s cash flow forecasts based on short and long term forecasts and available financing alternatives. In order to manage the risk level of financial assets, Arauco follows its investment policy.

The following tables detail Arauco’s liquidity analysis for its financial liabilities as of March 31, 2015 and December 31, 2014. The tables have been drawn up based on the contractual undiscounted cash outflows and their remaining contractual maturities:

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

June 30, 2015

Amounts in thousands of U.S. dollars, except as indicated

June 30, 2015 - Unaudited

				Maturity							Total
Tax ID	Name	Currency	Name- Country Loans with banks	To 3 months ThU.S.$	3 to 12 months ThU.S.$	1 to 2 years ThU.S.$	2 to 3 years ThU.S.$	3 to 4 years ThU.S.$	4 to 5 years ThU.S.$	More than 5 years ThU.S.$	Current ThU.S.$	Non Current ThU.S.$	Type Amortization	Effective rate	Nominal rate
—	Flakeboard Company Limited	U.S. Dollar	J.P.Morgan - United States	—	8	546	31,769	—	—	—	8	32,315	Maturity	Libor +1.35%	Libor +1.35%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Banco de Chile	21	80,000	—	—	—	—	—	80,021	—	Maturity	0.15%	0.15%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Scotiabank - Chile	12	298,815	—	—	—	—	—	298,827	—	Maturity	Libor +1.00%	Libor +1.00%
—	Alto Parana S.A.	Argentine Pesos	Banco Macro - Argentina	17	53	103	—	—	—	—	70	103	Maturity	15.25%	15.25%
—	Alto Parana S.A.	Argentine Pesos	Banco Galicia - Argentina	110	331	220	—	—	—	—	441	220	Maturity	15.25%	15.25%
—	Zona Franca Punta Pereira	U.S. Dollar	Interamerican Development Bank	1,164	999	2,058	2,064	2,072	2,079	7,305	2,163	15,578	Maturity	Libor + 2.05%	Libor + 2.05%
—	Zona Franca Punta Pereira	U.S. Dollar	Interamerican Development Bank	156	—	5,567	5,572	5,579	5,587	2,797	156	25,102	Maturity	Libor + 1.80%	Libor + 1.80%
—	Celulosa y Energia Punta Pereira	U.S. Dollar	Finnish Export Credit	25,966	20,121	52,309	51,445	50,609	50,000	143,206	46,087	347,569	Semmiannual	3.20%	3.20%
—	Celulosa y Energia Punta Pereira	U.S. Dollar	Interamerican Development bank	4,705	4,024	10,135	9,897	9,659	9,423	31,027	8,729	70,141	Semmiannual	Libor + 2.05%	Libor + 2.05%
—	Celulosa y Energia Punta Pereira	U.S. Dollar	Interamerican Development bank	628	—	24,988	24,378	23,770	23,163	11,324	628	107,623	Semmiannual	Libor + 1.80%	Libor + 1.80%
	Celulosa y Energia Punta Pereira	U.S. Dollar	Banco BBVA - Uruguay	2,510	—	—	—	—	—	—	2,510	—	Maturity	Libor + 2.00%	Libor + 2.00%
—	Celulosa y Energia Punta Pereira	U.S. Dollar	Dnb Nor Bank	288	—	—	—	—	—	—	288	—	Maturity	Libor + 2.05%	Libor + 2.05%
—	Eufores S.A.	U.S. Dollar	Banco BBVA - Uruguay	10,596	3,012	—	—	—	—	—	13,608	—	Maturity	Libor + 2.00%	Libor + 2.00%
—	Eufores S.A.	U.S. Dollar	Banco Republica Oriental de Uruguay	22,744	12,550	—	—	—	—	—	35,294	—	Maturity	Libor + 1.75%	Libor + 1.75%
—	Eufores S.A.	U.S. Dollar	Citibank	11	2,504	—	—	—	—	—	2,515	—	Maturity	Libor + 2.00%	Libor + 2.00%
—	Eufores S.A.	U.S. Dollar	Banco HSBC - Uruguay	1,200	—	—	—	—	—	—	1,200	—	Maturity	Libor + 2.00%	Libor + 2.00%
—	Eufores S.A.	U.S. Dollar	Banco Itau -Uruguay	5,056	5,001	—	—	—	—	—	10,057	—	Maturity	Libor + 2.00%	Libor + 2.00%
—	Eufores S.A.	U.S. Dollar	Heritage	1,356	—	—	—	—	—	—	1,356	—	Maturity	Libor + 2.00%	Libor + 2.00%
—	Eufores S.A.	U.S. Dollar	Banco Santander	—	20,095	—	—	—	—	—	20,095	—	Maturity	Libor + 2.00%	Libor + 2.00%
—	Arauco Do Brasil S.A.	Real	Banco ABC	7	21	28	—	—	—	—	28	28	Monthly	2.50%	2.50%
—	Arauco Do Brasil S.A.	U.S. Dollar	Banco Bradesco	—	1,005	—	—	—	—	—	1,005	—	Maturity	1.80%	1.80%
—	Arauco Do Brasil S.A.	Real	Banco Bradesco	2,892	—	—	—	—	—	—	2,892	—	Maturity	6.50%	6.50%
—	Arauco Do Brasil S.A.	Real	Banco Bradesco	26	9	—	—	—	—	—	35	—	Monthly	5.50%	5.50%
—	Arauco Do Brasil S.A.	Real	Banco do Brasil - Brasil	30	5,893	60	—	—	—	—	5,923	60	Maturity	9.80%	9.80%
—	Arauco Do Brasil S.A.	Real	Banco HSBC - Brasil	8	9,796	—	—	—	—	—	9,804	—	Maturity	8.00%	8.00%
—	Arauco Do Brasil S.A.	Real	Banco Itau -Brasil	63	173	—	—	—	—	—	236	—	Monthly	8.70%	8.70%
—	Arauco Do Brasil S.A.	U.S. Dollar	Banco JP Morgan	9,035	9,036	—	—	—	—	—	18,071	—	Maturity	1.53%	1.53%
—	Arauco Do Brasil S.A.	Real	Banco Votorantim - Brasil	24	69	53	13	—	—	—	93	66	Monthly	5.50%	5.50%
—	Arauco Do Brasil S.A.	Real	Banco Santander	—	16,257	—	—	—	—	—	16,257	—	Maturity	8.00%	8.00%
—	Arauco Do Brasil S.A.	Real	Fundo de Desenvolvimiento Econom. - Brasil	11	33	—	—	—	—	—	44	—	Monthly	0.00%	0.00%
—	Arauco Florestal Arapoti S.A.	Real	Banco Itau	3	8	10	6	—	—	—	11	16	Monthly	2.50%	2.50%
—	Arauco Florestal Arapoti S.A.	Real	Banco Itau	14	41	54	54	32	—	—	55	140	Monthly	3.50%	3.50%
—	Arauco Florestal Arapoti S.A.	Real	Banco Bradesco	—	14	21	21	21	7	—	14	70	Maturity	6.00%	6.00%
	Arauco Florestal Arapoti S.A.	Real	Banco Bradesco	—	9,133	27	25	25	8	—	9,133	85	Maturity	6.50%	6.50%
—	Arauco Florestal	Real	Banco Votorantim	8	8	—	—	—	—	396	16	396	Monthly	5.00%	5.00%

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

June 30, 2015

Amounts in thousands of U.S. dollars, except as indicated

	Arapoti S.A.
—	Arauco Florestal Arapoti S.A.	Real	Banco Safra	23	70	92	92	69	—	—	93	253	Monthly	6.00%	6.00%
—	Arauco Forest Brasil S.A.	Real	Banco Bradesco	720	—	—	—	—	—	—	720	—	Maturity	5.50%	5.50%
—	Arauco Forest Brasil S.A.	Real	Banco Bradesco	20	8,502	82	82	67	—	—	8,522	231	Maturity	6.50%	6.50%
—	Arauco Forest Brasil S.A.	Real	Banco Itau -Brasil	21	42	17	10	—	—	—	63	27	Maturity	4.75%	4.75%
—	Arauco Forest Brasil S.A.	Real	Banco Votorantim - Brasil	27	27	656	716	716	60	687	54	2,835	Monthly	9.80%	9.80%
—	Arauco Forest Brasil S.A.	U.S. Dollar	Banco Votorantim - Brasil	3	3	123	134	134	11	—	6	402	Monthly	6.99%	6.99%
—	Arauco Forest Brasil S.A.	Real	Bndes Subcrédito A	1	1	—	—	—	—	419	2	419	Maturity	8.91%	8.91%
—	Arauco Forest Brasil S.A.	Real	Bndes Subcrédito B	1	—	—	—	—	—	251	1	251	Maturity	9.91%	9.91%
—	Arauco Forest Brasil S.A.	U.S. Dollar	Bndes Subcrédito C	2	2	—	—	—	—	289	4	289	Maturity	6.99%	6.99%
—	Arauco Forest Brasil S.A.	Real	Bndes Subcrédito D	1	1	—	—	—	—	279	2	279	Maturity	11.11%	11.11%
	Arauco Forest Brasil S.A.	Real	Banco Santander	—	—	2	24	24	22	—	—	72	Monthly	9.50%	9.50%
—	Arauco Forest Brasil S.A.	Real	Banco do Brasil - Brasil	—	1,027	—	—	—	—	—	1,027	—	Maturity	9.80%	9.80%
—	Arauco Forest Brasil S.A.	Real	Banco John Deere	65	195	237	—	—	—	—	260	237	Maturity	6.00%	6.00%
—	Mahal Emprendimientos Pat. S.A.	Real	Bndes Subcrédito E-I	11	11	—	—	2,344	3,126	781	22	6,251	Maturity	8.91%	8.91%
—	Mahal Emprendimientos Pat. S.A.	Real	Bndes Subcrédito F-J	8	8	—	—	1,407	1,876	469	16	3,752	Maturity	9.91%	9.91%
—	Mahal Emprendimientos Pat. S.A.	U.S. Dollar	Bndes Subcrédito G-K	30	30	—	—	1,358	2,037	679	60	4,074	Maturity	6.99%	6.99%
—	Mahal Emprendimientos Pat. S.A.	Real	Bndes Subcrédito H-L	9	9	—	—	1,563	2,084	520	18	4,167	Maturity	11.11%	11.11%

			Total	89,603	508,937	97,388	126,302	99,449	99,483	200,429	598,540	623,051

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

June 30, 2015

Amounts in thousands of U.S. dollars, except as indicated

June 30, 2015 - Unaudited

				Maturity							Total
Tax ID	Name	Currency	Name-Country	to 3 months ThU.S.$	3 to 12 months ThU.S.$	1 to 2 years ThU.S.$	2 to 3 years ThU.S.$	3 to 4 years ThU.S.$	4 to 5 years ThU.S.$	More than 5 years ThU.S.$	Current ThU.S.$	Non Current ThU.S.$	Type Amortization	Effective rate	Nominal rate
93.458.000-1	Celulosa Arauco y Constitución S.A.	UF	Barau-F	—	1,918	11,510	11,510	23,459	34,624	276,742	1,918	357,845	semmiannual	4.24%	4.25%
93.458.000-2	Celulosa Arauco y Constitución S.A.	UF	Barau-J	2,101	—	8,823	8,823	8,823	8,823	199,752	2,101	235,044	semmiannual	3.23%	3.22%
93.458.000-3	Celulosa Arauco y Constitución S.A.	UF	Barau-P	—	968	7,742	7,742	7,742	7,742	248,799	968	279,767	semmiannual	3.96%	3.96%
93.458.000-3	Celulosa Arauco y Constitución S.A.	UF	Barau-Q	582	—	2,328	21,936	21,354	20,772	20,190	582	86,580	semmiannual	2.98%	2.98%
93.458.000-3	Celulosa Arauco y Constitución S.A.	UF	Barau-R	1,744	—	6,975	6,975	6,975	6,975	299,011	1,744	326,911	semmiannual	3.58%	3.57%
—	Alto Paraná S.A.	U.S. Dollar	Bono 144 A - Argentina	1,004	—	286,217	—	—	—	—	1,004	286,217	semmiannual	6.39%	6.38%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee Bonds 2019	15,205	—	36,250	36,250	36,250	514,973	—	15,205	623,723	semmiannual	7.26%	7.25%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee Bonds 2a Emisión	2,734	—	9,375	129,536	—	—	—	2,734	138,911	semmiannual	7.50%	7.50%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee 2021	8,889	—	20,000	20,000	20,000	20,000	415,699	8,889	495,699	semmiannual	5.02%	5.00%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee 2022	11,215	—	23,750	23,750	23,750	23,750	538,435	11,215	633,435	semmiannual	4.77%	4.75%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee 2024	9,375	—	22,500	22,500	22,500	22,500	590,396	9,375	680,396	semmiannual	4.52%	4.50%

			Total Bonds	52,849	2,886	435,470	289,022	170,853	660,159	2,589,024	55,735	4,144,528

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

June 30, 2015

Amounts in thousands of U.S. dollars, except as indicated

June 30, 2015 - Unaudited				Maturity							Total
Tax ID	Name	Currency	Name-Country	to 3 months ThU.S.$	3 to 12 months ThU.S.$	1 to 2 years ThU.S.$	2 to 3 years ThU.S.$	3 to 4 years ThU.S.$	4 to 5 years ThU.S.$	More than 5 years ThU.S.$	Current ThU.S.$	Non Current ThU.S.$	Type Amortization	Effective rate	Nominal rate
—	Flakeboard Company Limited	U.S. Dollar	SSM EDC	20	—	—	—	—	—	—	20	—	Maturity	1.80%	1.80%

			Total Other Loans	20	0	0	0	0	0	0	20	0

June 30, 2015 - Unaudited				Maturity							Total
Tax ID	Name	Currency	Name- Country	to 3 months ThU.S.$	3 to 12 months ThU.S.$	1 to 2 years ThU.S.$	2 to 3 years ThU.S.$	3 to 4 years ThU.S.$	4 to 5 years ThU.S.$	More than 5 years ThU.S.$	14-09-30 ThU.S.$	Non Current ThU.S.$	Type Amortization	Effective rate	Nominal rate
85.805.200-9	Forestal Arauco S.A.	UF	Banco Santander	618	1,195	384	384	2,251	—	—	1,813	3,019	Mensual	—	—
85.805.200-9	Forestal Arauco S.A.	UF	Banco Scotiabank	945	2,837	3,375	3,375	1,860	—	—	3,782	8,610	Mensual	—	—
85.805.200-9	Forestal Arauco S.A.	UF	Banco Estado	249	749	957	958	1,280	—	—	998	3,195	Mensual	—	—
85.805.200-9	Forestal Arauco S.A.	UF	Banco de Chile	4,132	12,375	11,897	11,897	13,924	—	—	16,507	37,718	Mensual	—	—
85.805.200-9	Forestal Arauco S.A.	UF	Banco BBVA	2,024	6,788	5,796	5,796	5,456	—	—	8,812	17,048	Mensual	—	—
85.805.200-9	Forestal Arauco S.A.	UF	Banco Credito e Inversiones	399	1,324	1,725	1,726	3,047	—	—	1,723	6,498	Mensual
85.805.200-9	Forestal Arauco S.A.	Chilean Pesos	Banco Santander	192	575	738	738	186	—	—	767	1,662	Mensual	—	—
85.805.200-9	Forestal Arauco S.A.	Chilean Pesos	Banco Chile	123	330	306	306	535	—	—	453	1,147	Mensual	—	—
85.805.200-9	Forestal Arauco S.A.	Chilean Pesos	Banco Credito e Inversiones	17	49	43	44	—	—	—	66	87	Mensual	—	—

			Total leases	8,699	26,222	25,221	25,224	28,539	0	0	34,921	78,984

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

June 30, 2015

Amounts in thousands of U.S. dollars, except as indicated

				Maturity							Total
Tax ID	Name	Currency	Name - Country Loans with banks	to 3 months ThU.S.$	3 to 12 months ThU.S.$	1 to 2 years ThU.S.$	2 to 3 years ThU.S.$	3 to 4 years ThU.S.$	4 to 5 years ThU.S.$	More than 5 years ThU.S.$	Current ThU.S.$	Non Current ThU.S.$	Type Amortization	Effective rate	Nominal rate
—	Flakeboard Company Limited	U.S. Dollar	J.P.Morgan - United States	—	30,433	61,919	60,644	55	—	—	30,433	122,618	Maturity	Libor +1.35%	Libor +1.35%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Banco BBVA - United States	30,105	—	15,154	—	—	—	—	30,105	15,154	(i) semmiannual; (k) semmiannual from 2011	Libor 6 monthly + 0.2%	Libor 6 monthly + 0.2%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Bancoestado NY	9,063	9,000	9,000	—	—	—	—	18,063	9,000	(i) semmiannual; (k) semmiannual from 2011	Libor 6 monthly + 0.2%	Libor 6 monthly + 0.2%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Scotiabank- Chile	—	22	299,223	—	—	—	—	22	299,223	Maturity	1.42%	1.42%
—	Alto Parana S.A.	Argentine Pesos	Banco Macro- Argentina	—	75	—	146	—	—	—	75	146	Maturity	15.25%	15.25%
—	Alto Parana S.A.	Argentine Pesos	Banco Galicia- Argentina	—	469	468	—	—	—	—	469	468	Maturity	15.25%	15.25%
—	Zona Franca Punta Pereira	U.S. Dollar	Interamerican Development Bank	128	—	6,281	7,123	7,095	7,115	6,551	128	34,164	Maturity	Libor + 1.80%	Libor + 1.80%
—	Zona Franca Punta Pereira	U.S. Dollar	Interamerican Development Bank	2,189	—	5,096	4,866	4,637	4,407	15,324	2,189	34,330	Maturity	Libor + 2.05%	Libor + 2.05%
—	Celulosa y Energia Punta Pereira	U.S. Dollar	Finnish Export Credit	48,487	—	70,569	67,723	64,876	62,030	194,683	48,487	459,882	semmiannual	3.20%	3.20%
—	Celulosa y Energia Punta Pereira	U.S. Dollar	Interamerican Development bank	6,267	—	10,612	10,382	10,153	9,923	37,397	6,267	78,467	semmiannual	Libor + 2.05%	Libor + 2.05%
—	Celulosa y Energia Punta Pereira	U.S. Dollar	Interamerican Development bank	645	—	20,273	21,115	21,087	21,107	20,545	645	104,126	semmiannual	Libor + 1.80%	Libor + 1.80%
—	Celulosa y Energia Punta Pereira	U.S. Dollar	Dnb Nor Bank	324	—	—	—	—	—	—	324	—	Maturity	Libor + 2.05%	Libor + 2.05%
—	Eufores S.A.	U.S. Dollar	Banco BBVA - Uruguay	9,119	3,015	—	—	—	—	—	12,134	—	Maturity	Libor + 2.00%	Libor + 2.00%
—	Eufores S.A.	U.S. Dollar	Banco Republica Oriental de Uruguay	10,110	25,088	—	—	—	—	—	35,198	—	Maturity	Libor + 1.75%	Libor + 1.75%
—	Eufores S.A.	U.S. Dollar	Citibank	—	2,505	—	—	—	—	—	2,505	—	Maturity	Libor + 2.00%	Libor + 2.00%
—	Eufores S.A.	U.S. Dollar	Banco HSBC- Uruguay	1,201	—	—	—	—	—	—	1,201	—	Maturity	Libor + 2.00%	Libor + 2.00%
—	Eufores S.A.	U.S. Dollar	Banco Itau -Uruguay	5,062	5,003	—	—	—	—	—	10,065	—	Maturity	Libor + 2.00%	Libor + 2.00%
—	Eufores S.A.	U.S. Dollar	Heritage	—	1,356	—	—	—	—	—	1,356	—	Maturity	Libor + 2.00%	Libor + 2.00%
—	Eufores S.A.	U.S. Dollar	Banco Santander	—	20,111	—			—	—	20,111	—	Maturity	Libor + 2.00%	Libor + 2.00%
—	Arauco Do Brasil S.A.	Real	Banco ABC	32	—	1	62	—	—	—	32	63	Maturity	2.50%	2.50%
—	Arauco Do Brasil S.A.	Real	Banco Bradesco	101	—	—	—	—	—	—	101	—	Maturity	8.70%	8.70%
—	Arauco Do Brasil S.A.	Real	Banco Bradesco	2,266	3,220	—	—	—	—	—	5,486	—	Maturity	5.50%	5.50%
—	Arauco Do Brasil S.A.	Real	Banco do Brasil - Brasil	140	—	177	17	1	—	—	140	196	Maturity	8.70%	8.70%
—	Arauco Do Brasil S.A.	Real	Banco do Brasil - Brasil	—	6,473	—	—	—	—	—	6,473	—	Maturity	9.80%	9.80%
—	Arauco Do Brasil S.A.	Real	Banco HSBC- Brasil	37	—	—	—	—	—	—	37	—	Maturity	5.50%	5.50%
—	Arauco Do Brasil S.A.	Real	Banco HSBC- Brasil	136	—	11,319	—	—	—	—	136	11,319	Maturity	8.00%	8.00%
—	Arauco Do Brasil S.A.	Real	Banco Itau -Brasil	28	—	—	—	—	—	—	28	—	Monthly	4.50%	4.50%
—	Arauco Do Brasil S.A.	Real	Banco Itau -Brasil	26	—	6	—	—	—	—	26	6	Maturity	5.50%	5.50%
—	Arauco Do Brasil S.A.	Real	Banco Itau -Brasil	253	—	183	26	1	—	—	253	210	Maturity	8.70%	8.70%
—	Arauco Do Brasil S.A.	U.S. Dollar	Banco JP Morgan	—	8,972	—	—	—	—	—	8,972	—	Maturity	1.41%	1.41%
—	Arauco Do Brasil S.A.	Real	Banco Santander	166	—	18,865	—	—	—	—	166	18,865	Maturity	8.00%	8.00%
—	Arauco Do Brasil S.A.	Real	Banco Votorantim - Brasil	50	—	32	5	—	—	—	50	37	Maturity	8.70%	8.70%
—	Arauco Do Brasil S.A.	Real	Banco Votorantim - Brasil	62	—	14	114	—	—	—	62	128	Maturity	5.50%	5.50%
—	Arauco Do Brasil S.A.	Real	Fdo. Desenvolvimiento Econom. - Brasil	51	—	—	62	—	—	—	51	62	Monthly	0.00%	0.00%
—	Arauco Florestal Arapoti S.A.	Real	Banco Itau	12	—	1	1	26	—	—	12	28	Maturity	2.50%	2.50%
—	Arauco Florestal Arapoti S.A.	Real	Banco Itau	56	—	—	—	—	172	—	56	172	Maturity	3.50%	3.50%
—	Arauco Florestal Arapoti S.A.	Real	Banco Itau	7	—	—	—	—	23	—	7	23	Maturity	3.50%	3.50%
—	Arauco Florestal Arapoti S.A.	Real	Banco Bradesco	11,825	—	—	—	—	93	—	11,825	93	Maturity	5.50%	5.50%
—	Arauco Florestal Arapoti S.A.	Real	Banco Votorantim	—	6	107	78	14	—	463	6	662	Maturity	0.50%	0.50%
—	Arauco Florestal Arapoti S.A.	Real	Banco Safra	109	—	—	—	—	350	—	109	350	Maturity	0.60%	0.60%
—	Arauco Forest Brasil S.A.	Real	Banco Bradesco	—	7,430	—	—	—	—	—	7,430	—	Maturity	5.50%	5.50%
—	Arauco Forest Brasil S.A.	Real	Banco Bradesco	—	10,369	—	—	—	—	—	10,369	—	Maturity	6.50%	6.50%
—	Arauco Forest Brasil S.A.	Real	Banco Bradesco	70	—	—	429	—	316	—	70	745	Maturity	6.00%	6.00%
—	Arauco Forest Brasil S.A.	Real	Banco Itau - Brasil	158	—	13	41	—	—	—	158	54	Maturity	4.75%	4.75%
—	Arauco Forest Brasil S.A.	Real	Banco Votorantim - Brasil	46	—	107	78	14	2,508	—	46	2,707	Monthly	8.80%	8.80%
—	Arauco Forest Brasil S.A.	U.S. Dollar	Banco Votorantim - Brasil	6	—	12	5	—	403	—	6	420	Maturity	3.30%	3.30%
—	Arauco Forest Brasil S.A.	Real	Banco Votorantim - Brasil	—	6	107	78	14	—	311	6	510	Maturity	5.00%	5.00%
—	Arauco Forest Brasil S.A.	Real	Bndes Subcrédito A	—	2	276	276	276	276	1,318	2	2,424	Maturity	7.91%	7.91%
—	Arauco Forest Brasil S.A.	Real	Bndes Subcrédito B	—	1	187	187	187	187	853	1	1,601	Maturity	8.91%	8.91%
—	Arauco Forest Brasil S.A.	U.S. Dollar	Bndes Subcrédito C	4	—	89	89	89	89	555	4	909	Maturity	6.55%	6.55%
—	Arauco Forest Brasil S.A.	Real	Bndes Subcrédito D	1	—	235	235	235	235	1,032	1	1,974	Maturity	10.11%	10.11%
—	Arauco Forest Brasil S.A.	Real	Banco do Brasil - Brasil	1,145	—	—	—	—	—	—	1,145	—	Maturity	9.80%	9.80%
—	Arauco Forest Brasil S.A.	Real	Banco John Deere	305	—	—	—		—	—	305	—	Maturity	6.00%	6.00%
—	Mahal Emprendimientos Pat. S.A.	Real	Bndes Subcrédito E-I	24	—	537	537	537	537	8,912	24	11,058	Maturity	7.91%	7.91%
—	Mahal Emprendimientos Pat. S.A.	Real	Bndes Subcrédito F-J	17	—	363	363	363	363	5,469	17	6,919	Maturity	8.91%	8.91%
—	Mahal Emprendimientos Pat. S.A.	U.S. Dollar	Bndes Subcrédito G-K	61	—	172	172	172	172	4,589	61	5,276	Maturity	6.55%	6.55%
—	Mahal Emprendimientos Pat. S.A.	Real	Bndes Subcrédito H-L	22	—	457	457	457	457	6,240	22	8,069	Maturity	10.11%	10.11%

			Total	139,916	133,554	531,856	175,310	110,288	110,762	304,242	273,470	1,232,458

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

June 30, 2015

Amounts in thousands of U.S. dollars, except as indicated

				Maturity							Total
Tax ID	Name	Currency	Name Country Bonds	To 3 months ThU.S.$	3 to 12 months ThU.S.$	1 to 2 Years ThU.S.$	2 to 3 Years ThU.S.$	3 to 4 Years ThU.S.$	4 to 5 Years ThU.S.$	More than 5 Years ThU.S.$	Current ThU.S.$	Non Current ThU.S.$	Type Amortization	Effective Rate	Nominal Rate
93.458.000-1	Celulosa Arauco y Constitución S.A.	UF	Barau-F	—	1,992	11,949	11,949	11,949	36,494	305,191	1,992	377,534	(i) semmiannual; (k) maturity	4.24%	4.25%
93.458.000-2	Celulosa Arauco y Constitución S.A.	UF	Barau-J	2,181	—	9,160	9,160	9,160	9,160	211,959	2,181	248,599	(i) semmiannual; (k) maturity	3.23%	3.22%
93.458.000-3	Celulosa Arauco y Constitución S.A.	UF	Barau-P	—	1,027	8,038	8,038	8,038	8,038	262,316	1,027	294,469	(i) semmiannual; (k) maturity	3.96%	3.96%
93.458.000-3	Celulosa Arauco y Constitución S.A.	UF	Barau-Q	604	—	2,417	12,676	22,482	21,878	31,683	604	91,137	(i) semmiannual; (k) maturity	2.98%	2.98%
93.458.000-3	Celulosa Arauco y Constitución S.A.	UF	Barau-R	1,810	—	7,241	7,241	7,241	7,241	314,074	1,810	343,039	(i) semmiannual; (k) maturity	3.58%	3.57%
—	Alto Paraná S.A.	U.S. Dollar	Bono 144 A - Argentina	—	1,004	17,213	277,349	—	—	—	1,004	294,562	(i) semmiannual; (k) maturity	6.39%	6.38%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee Bonds 2019	15,205	—	36,250	36,250	36,250	532,713	—	15,205	641,463	(i) semmiannual; (k) maturity	7.26%	7.25%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee Bonds 2a Emisión	2,734	—	9,375	134,189	—	—	—	2,734	143,564	(i) semmiannual; (k) maturity	7.50%	7.50%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee Bonds 6a Emisión	—	373,848	—	—	—	—	—	373,848	—	(i) semmiannual; (k) maturity	5.64%	5.63%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee 2021	8,889	—	20,000	20,000	20,000	20,000	425,291	8,889	505,291	(i) semmiannual; (k) maturity	5.02%	5.00%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee 2022	11,215	—	23,750	23,750	23,750	23,750	549,617	11,215	644,617	(i) semmiannual; (k) maturity	4.77%	4.75%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee 2024	9,937	—	22,500	22,500	22,500	22,500	601,109	9,937	691,109	(i) semmiannual; (k) maturity	4.52%	4.50%
93.458.000-1	Celulosa Arauco y Constitución S.A.	UF	Barau-F	—	1,992	11,949	11,949	11,949	36,494	305,191	1,992	377,534	(i) semmiannual; (k) maturity	4.24%	4.25%

			Total	52,575	377,871	167,894	563,104	161,371	681,774	2,701,241	430,446	4,275,384

				Maturity							Total
Tax ID	Name	Currency	Name Country Other Loans	To 3 months ThU.S.$	3 to 12 months ThU.S.$	1 to 2 Years ThU.S.$	2 to 3 Years ThU.S.$	3 to 4 Years ThU.S.$	4 to 5 Years ThU.S.$	More than 5 Years ThU.S.$	Current ThU.S.$	Non Current ThU.S.$	Type Amortization	Effective Rate	Nominal Rate
—	Flakeboard Company Limited	U.S. Dollar	Business New Brunswick	—	3,785	—	—	—	—	—	3,785	—	Maturity	—	4.30%
—	Flakeboard Company Limited	U.S. Dollar	SSM EDC	—	108	—	—	—	—	—	108	—	Maturity	—	1.80%

			Total	0	3,893	0	0	0	0	0	3,893	0

				Maturity							Total
Tax ID	Name	Currency	Name Country Lease	To 3 months ThU.S.$	3 to 12 months ThU.S.$	1 to 2 Years ThU.S.$	2 to 3 Years ThU.S.$	3 to 4 Years ThU.S.$	4 to 5 Years ThU.S.$	More than 5 Years ThU.S.$	Current ThU.S.$	Non Current ThU.S.$	Type Amortization	Effective Rate	Nominal Rate
85.805.200-9	Forestal Celco S.A.	UF	Banco Santander	979	2,089	883	883	485	—	—	3,068	2,250	Monthly	—	—
85.805.200-9	Forestal Celco S.A.	UF	Banco Scotiabank	982	2,945	3,897	3,897	3,108	—	—	3,927	10,902	Monthly	—	—
85.805.200-9	Forestal Celco S.A.	UF	Banco Estado	259	777	1,024	1,024	1,789	—	—	1,036	3,836	Monthly	—	—
85.805.200-9	Forestal Celco S.A.	UF	Banco de Chile	3,241	9,904	9,011	9,011	7,097	—	—	13,145	25,119	Monthly	—	—
85.805.200-9	Forestal Celco S.A.	UF	Banco BBVA	2,102	7,325	6,822	6,822	7,187	—	—	9,427	20,830	Monthly	—	—
85.805.200-9	Forestal Celco S.A.	Chilean Pesos	Banco Santander	222	609	799	799	557	—	—	831	2,154	Monthly	—	—
85.805.200-9	Forestal Celco S.A.	Chilean Pesos	Banco Chile	66	200	88	88	23	—	—	266	198	Monthly	—	—
—	Arauco Colombia S.A.	U.S. Dollar	Banco BBVA	—	3		—	—	—	—	3	—	Monthly	—	—
85.805.200-9	Forestal Celco S.A.	UF	Banco Santander	—	3		—	—	—	—	3	—	Monthly	—	—

			Total	7,851	23,855	22,522	22,522	20,246	0	0	31,706	65,289

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

June 30, 2015

Amounts in thousands of U.S. dollars, except as indicated

Guarantees provided

As of the date of these interim consolidated financial statements, Arauco has financial assets of approximately ThU.S.$61 that have been pledged to third parties (beneficiaries), as direct guarantee. If Arauco does not fulfill its obligations, the guarantors could execute the guarantees.

As of June 30, 2015, the total assets pledged as an indirect guarantee were ThU.S.$917. In contrast to direct guarantees, indirect guarantees are given to secure obligations assumed by a third party.

On September 29, 2011, Arauco entered into a Security Agreement under which it granted a non-joint guarantee limited to 50% of the obligations of the Uruguayan companies (joint ventures) Celulosa y Energía Punta Pereira S.A. and Zona Franca Punta Pereira S.A., under the IDB Facility Agreement in the amount of up to ThU.S.$454,000 and the Finnevera Guaranteed Facility Agreement in the amount of up to ThU.S.$900,000. Both loan agreements were signed with the International Development Bank. Such guarantee is included in the table below, under indirect guarantees.

Direct and indirect guarantees granted by Arauco:

DIRECT

Subsidiary	Guarantee	Assets Pledged	Currency	ThU.S.$	Guarantor
Celulosa Arauco y Constitución S.A.	Guarantee letter	—	Chilean Pesos	202	Directorate General of Maritime Territory and Merchant Marine
Celulosa Arauco y Constitución S.A.	Guarantee letter	—	Chilean Pesos	303	Directorate General of Maritime Territory and Merchant Marine
Celulosa Arauco y Constitución S.A.	Guarantee letter	—	Chilean Pesos	124	Directorate General of Maritime Territory and Merchant Marine
Arauco Forest Brasil S.A.	equipment	Property plant and equipment	U.S. Dollar	309	Bank Itaú BBA S.A.
Arauco Forest Brasil S.A.	Endorsement of ADB + Guarantee Letter AISA	—	U.S. Dollar	2,903	Bank Votorantim S.A.
Arauco Forest Brasil S.A.	Endorsement of ADB	—	U.S. Dollar	967	Bank Votorantim S.A.
Arauco Forest Brasil S.A.	Mortgage Industrial Plant of Jaguariaíva of Arauco do Brasil	Property plant and equipment	U.S. Dollar	49,414	BNDES
Arauco Forest Brasil S.A.	equipment	Property plant and equipment	U.S. Dollar	143	Bank Bradesco S.A.
Arauco Forest Brasil S.A.	equipment	Property plant and equipment	U.S. Dollar	104	Bank Bradesco S.A.
Arauco Forest Brasil S.A.	equipment	Property plant and equipment	U.S. Dollar	777	Bank John Deere S.A.
Arauco Forest Brasil S.A.	equipment	Property plant and equipment	U.S. Dollar	147	Bank Santander S.A.
Arauco Forest Brasil S.A.	Endorsement of Arauco do Brasil	—	U.S. Dollar	967	Bank Votorantim S.A.
Arauco do Brasil S.A.	Equipamiento	Property plant and equipment	U.S. Dollar	171	Bank Votorantim S.A.
Arauco do Brasil S.A.	Equipamiento	Property plant and equipment	U.S. Dollar	413	Bank Bradesco S.A.
Arauco do Brasil S.A.	Equipamiento	Property plant and equipment	U.S. Dollar	142	Bank HSBC Bank Brasil S.A.
Arauco do Brasil S.A.	Equipamiento	Property plant and equipment	U.S. Dollar	183	Bank Itaú BBA S.A.
Arauco do Brasil S.A.	Equipamiento	Property plant and equipment	U.S. Dollar	1,074	Bank Itaú BBA S.A.
Arauco do Brasil S.A.	Equipamiento	Property plant and equipment	U.S. Dollar	477	Bank do Brasil S.A.
Arauco do Brasil S.A.	Equipamiento	Property plant and equipment	U.S. Dollar	212	Bank Votorantim S.A.
Arauco do Brasil S.A.	Equipamiento	Property plant and equipment	U.S. Dollar	412	Bank ABC Brasil S.A.
Arauco Florestal Arapoti S.A.	equipment	Property plant and equipment	U.S. Dollar	215	Bank Itaú BBA S.A.
Arauco Florestal Arapoti S.A.	equipment	Property plant and equipment	U.S. Dollar	415	Bank Safra S.A.
Arauco Florestal Arapoti S.A.	Endorsement of Arauco do Brasil	—	U.S. Dollar	967	Bank Votorantim S.A.
Arauco Florestal Arapoti S.A.	equipment	Property plant and equipment	U.S. Dollar	102	Bank Bradesco S.A.
Arauco Bioenergía S.A.	Guarantee letter	—	Chilean Pesos	121	Codelco S.A.
Arauco Bioenergía S.A.	Guarantee letter	—	Chilean Pesos	101	Minera Spence S.A
		Total		61,365

INDIRECT

Subsidiary	Guarantee	Assets Pledged	Curency	ThU.S.$	Guarantor
Celulosa Arauco y Constitución S.A.	Suretyship not supportive and cumulative	—	U.S. Dollar	595,421	Joint Ventures (Uruguay)
Celulosa Arauco y Constitución S.A.	Full Guarantee	—	U.S. Dollar	32,300	Flakeboard (Canadá)
Celulosa Arauco y Constitución S.A.	Full Guarantee	—	U.S. Dollar	270,000	Arauco Argentina (bondholders)
Celulosa Arauco y Constitución S.A.	Guarantee Letter	—	Real	19,492	Arauco Forest Brasil y Mahal (Brasil)
		Total		917,213

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

June 30, 2015

Amounts in thousands of U.S. dollars, except as indicated

Type of Risk: Market Risk – Exchange Rate

Description

Market risk arises from the probability of being affected by losses from fluctuations in currencies exchange rates in which assets and liabilities are denominated, in a functional currency other than the functional currency of Arauco.

Explanation of Currency Risk Exposure and How This Risk Arises

Arauco is exposed to the foreign currency risk from currency fluctuations arising from sales, purchases and obligations undertaken in foreign currencies, such as the Chilean Peso, Euro, Brazilian Real or other foreign currencies. In the case of significant exchange rate variations, the Chilean Peso is the currency that represents the main currency risk. See Note 11 for details assets and liabilities classified by currency.

Explanation of Risk Management Objectives, Policies and Processes, and Measurement Methods

Arauco performs sensitivity analyses to measure the currency risk over the EBITDA and Net Income.

Sensitivity analysis considers a variation of +/- 10% of the exchange rate over the Chilean Peso. This fluctuation range is considered possible given current market conditions at the closing date. With all other variables at a constant rate, a U.S. Dollar exchange rate variation of +/- 10% in relation to the Chilean Peso would mean a change in the net income after tax +/- 4.38% (equivalent to ThU.S.$ +/- 18,102), and +/- 0.16% of assets (equivalent to ThU.S.$ +/- 10,861).

Additionally, a sensitivity analysis is carried out assuming a variation of +/- 10% in the closing exchange rate on the Brazilian Real, which is considered a possible range of fluctuation given the market conditions at the closing date. With all the other variables constant, a variation of +/- 10% in the exchange rate of the dollar on the Brazilian Real would mean a variation on the net income after tax +/- 0.20% (equivalent to ThU.S.$777) and a change on the equity of +/- 0.01% (equivalent to ThU.S.$777).

Market Risk – Interest rate risk

Description

Interest rate risk refers to the sensitivity of the value of financial assets and liabilities in terms of interest rate fluctuations.

Explanation of Interest Rate Risk Exposure and How This Risk Arises

Arauco is exposed to risks due to interest rate fluctuations for bonds issued, bank borrowings and financial instruments that bear interest at a variable rate.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

June 30, 2015

Amounts in thousands of U.S. dollars, except as indicated

Explanation of Risk Management Objectives, Policies and Processes, and Measurement Methods

Arauco completes its risk analysis by reviewing its exposure to changes in interest rates. As of June 30, 2015, 14.5% of the Company’s bonds and bank loans bear interest at variable rates. A change of +/- 10% interest, rate is considered a possible range of fluctuation. Such market conditions would affect the income after tax at rate of +/- 0.12% (equivalent to ThU.S.$-/+ 458) and +/- 0.004% (equivalent to ThU.S.$-/+ 275) on equity.

Thousands of dollars	June 2015	Total
Fixed rate	3,882,094	85.5%
Bonds issued	3,250,388
Bank borrowings (*)	517,781
Government Loans	20
Financial leasing	113,905
Variable rate	656,700	14.5%
Bonds issued	—
Loans with Banks	656,700
Total	4,538,794	100.0%

Thousands of dollars	December 2014	Total
Fixed rate	4,244,146	83.6%
Bonds issued	3,658,327
Bank borrowings (*)	484,931
Government Loans	3,893
Financial leasing	96,995
Variable rate	834,284	16.4%
Bonds issued	—
Loans with Banks	834,284
Total	5,078,430	100.0%

(*)	Includes variable rate bank borrowings changed by fixed rate swaps.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

June 30, 2015

Amounts in thousands of U.S. dollars, except as indicated

Market Risk – Price of Pulp Risks

Description

Pulp prices are determined by world and regional market conditions. Prices fluctuate based on demand, production capacity, commercial strategies adopted by large-scale forestry companies, pulp and paper producers and by the availability of substitutes.

Explanation of Price Risk Exposure and How This Risk Arises

Pulp prices are reflected in revenue from sales and directly affect the net income for the period.

As of June 30, 2015, revenue due to pulp sales accounted for 42% of total sales. Pulp prices are fixed on a monthly basis in accordance with the market. Forward contracts or other financial instruments are not used for pulp sales.

Explanation of Risk Management Objectives, Policies and Processes, and Measurement Methods

This risk is approached in different ways. Arauco has a team of specialists who perform periodic market and competition analyses, providing tools to analyze and evaluate trends and adjust forecasts. Similarly, Arauco performs price financial sensitivity analysis in order to take the necessary safeguards to confront different scenarios in the best possible manner.

Sensitivity analysis considers a variation of +/- 10% in the average pulp price, a possible fluctuation range given current market conditions at the date of the closing balance. With all other variables constant, a variation of +/- 10% in the average pulp price would mean an EBITDA annual variation of 9% (equivalent to MU.S.$125), on the income after tax and +/- 20% (equivalent to MU.S.$99) and +/- 0.8% (equivalent to MU.S.$59) on equity.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

June 30, 2015

Amounts in thousands of U.S. dollars, except as indicated

NOTE 24. OPERATING SEGMENTS

The main products that generate revenue for each operating segment are described as follows:

•	Pulp: The main products sold by this operating segment are long fiber bleached pulp (BSKP), short fiber bleached pulp (BHKP), long fiber raw pulp (UKP), and pulp fluff.

•	Panels: The main products sold by this operating segment are plywood panels, MDF panels (medium density fiberboard), Hardboard Panels, PB Panels (agglomerated) and MDF Moldings.

•	Sawn Timber: The range of products sold by this operating segment includes different sizes of sawn wood and remanufactured products such as moldings, precut pieces and finger joints.

•	Forestry: This operating segment produces and sells sawn logs, pulpable logs, posts and chips made from owned forests of Radiata and Taeda pine, eucalyptus globulus and nitens forests. Additionally, purchases logs and woodchip from third parties, which it sells to its other operating segment.

Pulp

The Pulp operating segment uses wood exclusively from pine and eucalyptus plantations for the production of different classes of wood cellulose or pulp. Bleached pulp is mainly used as raw material for producing printing and writing paper, as well as toilet paper and high quality wrapping paper. Unbleached pulp is used to produce packing paper, filters, fiber cement products, dielectric paper and others. On the other hand, fluff pulp is mainly used in the production of diapers and female hygiene products.

Arauco has seven plants, five in Chile, one in Argentina and one in Uruguay and they have a total production capacity of approximately 3.9 million tons per year. Pulp is sold in more than 45 countries, mainly in Asia and Europe.

Panels

The Panels operating segment produces a wide range of panel products and several kinds of moldings aimed at the furniture, decoration and construction industries. It consists of 17 industrial plants: 5 in Chile, 2 in Argentina, 2 in Brazil, and 8 plants around USA and Canada. The Company has a total annual production capacity of 6.6 million cubic meters of PBO, MDF, Hardboards, plywood and moldings.

Sawn Timber

The Sawn Timber operating segment produces a wide range of wood and remanufactured products with different kinds of uses and appearances, which include a wide variety of uses in the furniture, packing, construction and refurbishing industries.

With 9 saw mills in operation (8 in Chile and 1 in Argentina), the Company has a production capacity of 3 million cubic meters of sawn wood.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

June 30, 2015

Amounts in thousands of U.S. dollars, except as indicated

Furthermore, the Company has 5 remanufacturing plants, 4 in Chile and 1 in Argentina. These plants reprocess sawn wood and produce high quality remanufactured products, such as finger joint and solid moldings as well as precut pieces.

Forestry

The Forestry operating segment is Arauco’s core business. It provides raw materials for all products manufactured and sold by the Company. By directly controlling the growth of the forests to be processed, Arauco guarantees itself quality wood for each of its products.

Arauco holds forestry assets distributed throughout Chile, Argentina, Brazil and Uruguay, reaching 1.6 million hectares, of which 1 million hectares are used for plantations, 395 thousand hectares for native forests, 183 thousand hectares for other uses and 53 thousand hectares are to be planted.

Arauco’s principal plantations consist of radiata and taeda pine and eucalyptus to a lesser degree. These are species that have fast growth rates and short harvest cycles compared with other long fiber commercial woods.

Arauco has no customers representing 10% or more of its revenues.

A summary of financial information of assets, liabilities, profit or loss for each operating segment is presented in the tables below:

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

June 30, 2015

Amounts in thousands of U.S. dollars, except as indicated

Period ended June 30, 2015	Pulp ThU.S.$	Sawn timber ThU.S.$	Forestry ThU.S.$	Panels ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$
Revenues from external customers	1,201,468	438,746	64,050	924,016	17,727	0	2,646,007	0	2,646,007
Revenues from transactions with other operating segments	23,162	100	253,454	5,201	16,134	0	298,051	(298,051)	0

Finance income	0	0	0	0	0	19,277	19,277	0	19,277
Finance costs	0	0	0	0	0	(131,152)	(131,152)	0	(131,152)
Net finance costs	0	0	0	0	0	(111,875)	(111,875)	0	(111,875)

Depreciation and amortizations	112,477	15,316	7,547	56,155	1,969	3,319	196,783	0	196,783
Sum of significant income accounts	43	404	95,248	531	0	0	96,226	0	96,226
Sum of significant expense accounts	0	0	29,856	0	0	0	29,856	0	29,856

Profit (loss) of each reportable segment	245,487	53,635	50,234	97,306	1,680	(256,736)	191,606	0	191,606

Share of profit (loss) of associates and joint ventures accounted for using equity method
Associates	0	0	0	0	0	(1,285)	(1,285)	0	(1,285)
Joint ventures	0	0	0	(194)	0	493	299	0	299

Income tax expense	0	0	0	0	0	(77,239)	(77,239)	0	(77,239)

Geographical information on revenues
Revenue – Chilean entities	993,400	407,414	38,832	281,113	288	0	1,721,047	0	1,721,047
Revenue – Foreign entities	208,068	31,332	25,218	642,903	17,439	0	924,960	0	924,960
Total Ordinary Income	1,201,468	438,746	64,050	924,016	17,727	0	2,646,007	0	2,646,007

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

June 30, 2015

Amounts in thousands of U.S. dollars, except as indicated

Period ended June 30, 2015	Pulp ThU.S.$	Sawn timber ThU.S.$	Forestry ThU.S.$	Panels ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$
Amounts of additions to non-current assets
Acquisition of property, plant and equipment and biological assets	130,617	7,153	95,557	45,298	977	2,187	281,789	0	281,789
Acquisition and contribution of investments in associates and joint venture	0	0	0	0	0	0	0	0	0
Segment Cash Flows
Cash Flows from (used in) Operating Activities	171,793	76,813	102,376	114,243	3,329	(19,963)	448,591	0	448,591
Cash flows (used in) investing activities	(138,117)	(6,708)	(84,585)	(43,835)	(977)	(26,535)	(300,757)	0	(300,757)
Cash flows from (used in) Financing Activities	(28,948)	0	14,386	(113,852)	0	(478,462)	(606,876)	0	(606,876)
Net increase (decrease) in Cash and Cash Equivalents	4,728	70,105	32,177	(43,444)	2,352	(524,960)	(459,042)	0	(459,042)

Period ended June 30, 2015	Pulp ThU.S.$	Sawn timber ThU.S.$	Forestry ThU.S.$	Panels ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$
Segment assets	5,217,086	605,353	5,368,429	2,039,343	33,812	905,671	14,169,694	(43,570)	14,126,124
Investments accounted through equity method
Associates	0	0	153,460	0	0	126,023	279,483	0	279,483
Joint Ventures	0	0	0	4,827	0	19,466	24,293	0	24,293
Segment liabilities	280,917	77,567	168,327	219,720	15,082	6,592,177	7,353,790	0	7,353,790

Geographical information on non-current assets (**)
Chile	2,595,828	285,643	3,521,280	571,656	79	212,321	7,186,807	(8)	7,186,799
Foreign countries	1,793,027	15,562	1,223,181	775,983	24,590	417,908	4,250,251	0	4,250,251
Non-current assets, Total	4,388,855	301,205	4,744,461	1,347,639	24,669	630,229	11,437,058	(8)	11,437,050

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

June 30, 2015

Amounts in thousands of U.S. dollars, except as indicated

Period ended June 30, 2014	Pulp ThU.S.$	Sawn timber ThU.S.$	Forestry ThU.S.$	Panels ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$
Revenues from external customers	1,148,084	454,760	76,540	903,108	16,767	0	2,599,259	0	2,599,259
Revenues from transactions with other operating segments	25,089	0	214,128	4,344	16,898	0	260,459	(260,459)	0

Finance income	0	0	0	0	0	7,506	7,506	0	7,506
Finance costs	0	0	0	0	0	(110,058)	(110,058)	0	(110,058)
Net finance costs	0	0	0	0	0	(102,552)	(102,552)	0	(102,552)

Depreciation and amortizations	82,993	11,614	6,919	48,435	1,949	3,993	155,903	0	155,903
Sum of significant income accounts	9	0	134,898	0	0	0	134,907	0	134,907
Sum of significant expense accounts	0	0	32,030	0	0	0	32,030	0	32,030

Profit (loss) of each reportable segment	260,321	75,318	46,373	79,500	5,130	(233,966)	232,676	0	232,676

Share of profit (loss) of associates and joint ventures accounted for using equity method
Associates	0	0	0	0	0	(740)	(740)	0	(740)
Joint ventures	0	0	0	133	0	508	641	0	641

Income tax expense	0	0	0	0	0	(84,015)	(84,015)	0	(84,015)

Geographical information on revenues
Revenue – Chilean entities	1,022,662	419,906	44,668	282,604	90	0	1,769,930	0	1,769,930
Revenue – Foreign entities	125,422	34,854	31,872	620,504	16,677	0	829,329	0	829,329
Total Ordinary Income	1,148,084	454,760	76,540	903,108	16,767	0	2,599,259	0	2,599,259

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

June 30, 2015

Amounts in thousands of U.S. dollars, except as indicated

Period ended June 30, 2014	Pulp ThU.S.$	Sawn timber ThU.S.$	Forestry ThU.S.$	Panels ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$
Amounts of additions to non-current assets
Acquisition of property, plant and equipment and biological assets	197,570	6,410	98,324	67,310	699	143	370,456	0	370,456
Acquisition and contribution of investments in associates and joint venture	0	0	0	0	0	0	0	0	0
Segment Cash Flows
Cash Flows from (used in) Operating Activities	171,107	61,892	101,466	89,518	2,646	(12,018)	414,611	0	414,611
Cash flows (used in) investing activities	(203,127)	2,361	(84,939)	(66,785)	(699)	1,901	(351,288)	0	(351,288)
Cash flows from (used in) Financing Activities	(23,684)	0	11,365	(4,269)	0	(76,099)	(92,687)	0	(92,687)
Net increase (decrease) in Cash and Cash Equivalents	(55,704)	64,253	27,892	18,464	1,947	(86,216)	(29,364)	0	(29,364)

Year ended December 31, 2014	Pulp ThU.S.$	Sawn timber ThU.S.$	Forestry ThU.S.$	Panels ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$
Segment assets	5,206,856	621,258	5,436,050	2,127,633	34,344	1,362,947	14,789,088	(41,191)	14,747,897
Investments accounted through equity method
Associates	0	0	174,782	5,830	0	126,460	307,072	0	307,072
Joint Ventures	0	0	0	0	0	18,973	18,973	0	18,973
Segment liabilities	341,498	71,867	171,951	230,687	13,385	7,103,773	7,933,161	0	7,933,161

Geographical information on non-current assets
Chile	2,633,773	294,387	3,480,005	598,456	80	205,774	7,212,475	74	7,212,549
Foreign countries	1,796,802	16,433	1,288,915	842,288	25,535	424,660	4,394,633	0	4,394,633
Non-current assets, Total	4,430,575	310,820	4,768,920	1,440,744	25,615	630,434	11,607,108	74	11,607,182

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

June 30, 2015

Amounts in thousands of U.S. dollars, except as indicated

Quarter April-June 2015	Pulp ThU.S.$	Sawn timber ThU.S.$	Forestry ThU.S.$	Panels ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$
Revenues from external customers	630,498	225,001	35,384	472,471	9,338	0	1,372,692	0	1,372,692
Revenues from transactions with other operating segments	11,564	100	125,278	2,554	8,223	0	147,719	(147,719)	0

Finance income	0	0	0	0	0	8,794	8,794	0	8,794
Finance costs	0	0	0	0	0	(62,956)	(62,956)	0	(62,956)
Net finance costs	0	0	0	0	0	(54,162)	(54,162)	0	(54,162)

Depreciation and amortizations	59,705	7,856	3,770	29,017	982	734	102,064	0	102,064
Sum of significant income accounts	0	208	48,372	173	0	0	48,753	0	48,753
Sum of significant expense accounts	0	0	18,463	0	0	0	18,463	0	18,463

Profit (loss) of each reportable segment	137,523	25,201	13,395	54,992	546	(125,742)	105,915	0	105,915

Share of profit (loss) of associates and joint ventures accounted for using equity method
Associates	0	0	0	0	0	(1,586)	(1,586)	0	(1,586)
Joint ventures	0	0	0	22	0	(37)	(15)	0	(15)

Income tax expense	0	0	0	0	0	(36,365)	(36,365)	0	(36,365)

Geographical information on revenues
Revenue – Chilean entities	521,364	209,856	23,123	136,103	102	0	890,548	0	890,548
Revenue – Foreign entities	109,134	15,145	12,261	336,368	9,236	0	482,144	0	482,144
Total Ordinary Income	630,498	225,001	35,384	472,471	9,338	0	1,372,692	0	1,372,692

Quarter April-June 2015	Pulp ThU.S.$	Sawn timber ThU.S.$	Forestry ThU.S.$	Panels ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$
Amounts of additions to non-current assets
Acquisition of property, plant and equipment and biological assets	100,055	4,179	60,354	21,003	891	504	186,986	0	186,986
Acquisition and contribution of investments in associates and joint venture	0	0	0	0	0	0	0	0	0
Segment Cash Flows
Cash Flows from (used in) Operating Activities	75,018	39,719	73,560	63,438	1,898	(16,109)	237,524	0	237,524
Cash flows (used in) investing activities	(101,218)	(4,056)	(49,394)	(21,098)	(891)	(28,653)	(205,310)	0	(205,310)
Cash flows from (used in) Financing Activities	0	0	13,005	(124,622)	0	(453,464)	(565,081)	0	(565,081)
Net increase (decrease) in Cash and Cash Equivalents	(26,200)	35,663	37,171	(82,282)	1,007	(498,226)	(532,867)	0	(532,867)

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

June 30, 2015

Amounts in thousands of U.S. dollars, except as indicated

Quarter April-June 2014	Pulp ThU.S.$	Sawn timber ThU.S.$	Forestry ThU.S.$	Panels ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$
Revenues from external customers	599,613	264,373	40,719	461,697	8,240	0	1,374,642	0	1,374,642
Revenues from transactions with other operating segments	14,000	0	108,906	2,501	8,990	0	134,397	(134,397)	0

Finance income	0	0	0	0	0	3,936	3,936	0	3,936
Finance costs	0	0	0	0	0	(56,835)	(56,835)	0	(56,835)
Net finance costs	0	0	0	0	0	(52,899)	(52,899)	0	(52,899)

Depreciation and amortizations	44,422	6,363	3,618	25,875	979	2,080	83,337	0	83,337
Sum of significant income accounts	9	0	67,031	0	0	0	67,040	0	67,040
Sum of significant expense accounts	0	0	1,851	0	0	0	1,851	0	1,851

Profit (loss) of each reportable segment	126,421	45,493	33,424	36,616	2,556	(117,334)	127,176	0	127,176

Share of profit (loss) of associates and joint ventures accounted for using equity method
Associates	0	0	0	0	0	664	664	0	664
Joint ventures	0	0	0	(68)	0	184	116	0	116

Income tax expense	0	0	0	0	0	(36,416)	(36,416)	0	(36,416)

Geographical information on revenues
Revenue – Chilean entities	536,548	246,108	22,979	145,052	45	0	950,732	0	950,732
Revenue – Foreign entities	63,065	18,265	17,740	316,645	8,195	0	423,910	0	423,910
Total Ordinary Income	599,613	264,373	40,719	461,697	8,240	0	1,374,642	0	1,374,642

Quarter April-June 2014	Pulp ThU.S.$	Sawn timber ThU.S.$	Forestry ThU.S.$	Panels ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$
Amounts of additions to non-current assets
Acquisition of property, plant and equipment and biological assets	101,909	2,915	34,294	31,921	617	(17)	171,639	0	171,639
Acquisition and contribution of investments in associates and joint venture	0	0	0	0	0	0	0	0	0
Segment Cash Flows
Cash Flows from (used in) Operating Activities	177,925	42,136	54,703	41,776	1,259	(5,285)	312,514	0	312,514
Cash flows (used in) investing activities	(122,356)	(3,006)	(23,387)	(32,724)	(617)	16,561	(165,529)	0	(165,529)
Cash flows from (used in) Financing Activities	0	0	2,805	(1,979)	0	(12,923)	(12,097)	0	(12,097)
Net increase (decrease) in Cash and Cash Equivalents	55,569	39,130	34,121	7,073	642	(1,647)	134,888	0	134,888

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

June 30, 2015

Amounts in thousands of U.S. dollars, except as indicated

Information required by geographic area:

	Geographical area
06-30-2015	Local country	Foreign country
Unaudited	Chile	Argentina	Brazil	USA/ Canada	Uruguay	Total
Disclosure of geographical areas	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Revenues	1,721,046	224,309	217,135	402,218	81,299	2,646,007
Revenues quarter April-June 2015	890,547	116,276	108,733	210,332	46,804	1,372,692
Non-current Assets	7,186,799	986,320	1,124,186	381,179	1,758,566	11,437,050

	Geographical area
06-30-2014	Local country	Foreign country
Unaudited	Chile	Argentina	Brazil	USA/ Canada	Uruguay	Total
Disclosure of geographical areas	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Revenues	1,769,930	211,093	227,365	387,002	3,869	2,599,259
Revenues quarter April-June 2014	950,732	107,016	112,199	202,744	1,951	1,374,642
Non-current Assets to 12-31-2014	7,212,549	990,761	1,273,507	380,080	1,750,285	11,607,182

NOTE 25. OTHER NON-FINANCIAL ASSETS AND NON-FINANCIAL LIABILITIES

Current non-financial assets	06-30-2015 Unaudited ThU.S.$	12-31-2014 ThU.S.$
Roads to amortize current	83,584	77,359
Prepayment to amortize (insurance + others)	24,716	23,407
Recoverable taxes (Relating to purchases)	53,900	71,834
Other current non-financial assets	2,593	5,128
Total	164,793	177,728

Non current non-financial assets	06-30-2015 Unaudited ThU.S.$	12-31-2014 ThU.S.$
Roads to amortize, non current	91,871	91,871
Guarantee values	3,484	3,489
Recoverable taxes (Relating to purchases)	2,147	3,102
Other non current non-financial assets	4,316	2,632
Total	101,818	101,094

Current non-financial liabilities	06-30-2015 Unaudited ThU.S.$	12-31-2014 ThU.S.$
Provision of minimum dividend (1)	79,867	99,160
ICMS tax payable	14,383	19,020
Other tax payable	20,519	15,297
Other Current non-financial liabilities	4,057	2,839
Total	118,826	136,316

(1)	Provision includes a minimum dividend of subsidiary minority.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

June 30, 2015

Amounts in thousands of U.S. dollars, except as indicated

Non current non-financial liabilities	06-30-2015 Unaudited ThU.S.$	12-31-2014 ThU.S.$
ICMS tax payable	49,446	56,815
Other non current non-financial liabilities	4,033	5,181
Total	53,479	61,996

NOTE 26.  DISTRIBUTABLE NET INCOME AND EARNINGS PER SHARE

Distributable net income

As a general policy, the Board of Directors of Arauco agreed that the net income to be distributed as dividend is determined based on realized net gains/(losses) of any relevant variations in the value of unrealized assets and liabilities, which are excluded from the calculation of net income during the period such changes are made.

As a result of the foregoing, for purposes of determining the distributable net income of the Company, which is the same considered for calculating the minimum dividend required and additional dividend, the following unrealized gains/losses are excluded from the net income for the year:

1)	Unrealized gains/losses relating to the fair value recorded for forestry assets under IAS 41, adding them back to distributable net income when they are realized through sale or disposed of by other means.

2)	Those generated through the acquisition of entities. These results will be added back to net income when they are realized through sale.

The deferred taxes associated with the amounts described in 1) and 2) above are also excluded.

The following table details the adjustments made for the determination of distributable net income as of June 30, 2015 and 2014 in order to determine the provision of 40% of the distributable net income for each year:

Unaudited	Distributable Net Income ThU.S.$
Net income attributable to owners of parent at 06-30-2015	189,903
Adjustments:
Biological Assets
Unrealized gains/losses	(92,729)
Realized gains/losses	105,925
Deferred income taxes	(4,077)
Total adjustments	9,119
Distributable Net Income at 06-30-2015	199,022

Unaudited	Distributable Net Profit ThU.S.$
Net income attributable to owners of parent at 06-30-2014	230,135
Adjustments
Biological Assets
Unrealized	(133,723)
Realized	123,797
Deferred income taxes	1,887
Total adjustments	(8,039)
Distributable Net Income at 06-30-2014	222,096

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

June 30, 2015

Amounts in thousands of U.S. dollars, except as indicated

The Company expects to maintain its policy of distributing 40% of its net distributable income as dividends for all future fiscal years, but will also consider the alternative of distributing a provisional dividend at year end.

As of June 30, 2015, in the Classified Statement of Financial Position, under the line item Other Ordinary Non-Financial Liabilities, for an amount of ThU.S.$ 118,826, there are ThU.S.$ 79,609 which correspond to a provision for the minimum dividend for the parent company for the 2015 period.

Basic and diluted earnings per share

Basic earnings per share are calculated by dividing the profit or loss attributable to ordinary equity holders of parent by the weighted average number of ordinary shares outstanding. Arauco does not have any shares with potential dilutive effect.

	January-June		April-June
Earnings (losses) per share	2015 ThU.S.$	2014 ThU.S.$	2015 ThU.S.$	2014 ThU.S.$
Profit or loss attributable to ordinary equity holder of parent	189,903	230,135	105,016	125,893
Weighted average of number of shares	113,159,651	113,159,652	113,159,653	113,159,654
Basic earnings per share (in U.S.$ per share)	1.68	2.03	0.93	1.11

NOTE 27. SUBSEQUENT EVENTS

The authorization for the issuance and publication of these interim consolidated financial statements for the period between January 1 and June 30, 2015 was approved by the Board of Directors of Arauco at the Extraordinary Session No. 532 held on August 20, 2015.

Subsequent to June 30, 2015 and until the date of issuance of these interim consolidated financial statements, there have been no events, other than those discussed above, that could materially affect the presentation of these financial statements.

ARAUCO
Growing the Future
Celulosa Arauco y Constitución S.A.
Second Quarter 2015 Results
August 21st, 2015

Interim Review Second Quarter 2015 Results
August 21st, 2015
3 Highlights
4 Income statement analysis
9 Review by business segment
11 Balance sheet analysis
13 Financial ratios
14 2nd quarter and subsequent events and news
15 Financial statements
ARAUCO aims to be a global leader in the production and management of renewable forestry resources and to develop products that improve the quality of life of millions of people around the world.
CONFERENCE CALL
Friday, Aug 28th, 2015
11:00 Santiago time
10:00 Eastern time (New York)
Please Dial:
+1 (877) 317 6776 from USA
+1 (412) 317 6776 from other countries
Password: Arauco
2

HIGHLIGHTS

KEY FIGURES

In US$ million	Q2 2015	Q1 2015	Q2 2014	QoQ	YoY	YTD 2015	YTD 2014	YoY Acum
Revenues	1,372.7	1,273.3	1,374.6	7.8%	-0.1%	2,646.0	2,599.3	1.8%
Cost of Sales	(918.7)	(858.5)	(928.4)	7.0%	-1.0%	(1,777.2)	(1,726.3)	3.0%
Gross Profit	454.0	414.8	446.3	9.4%	1.7%	868.8	873.0	-0.5%
Operating Income (2)	169.6	161.5	159.1	5.0%	6.6%	331.1	338.1	-2.1%
Net income	105.9	85.7	127.2	23.6%	-16.7%	191.6	232.7	-17.7%
Adjusted EBITDA	343.1	325.4	315.3	5.4%	8.8%	668.4	625.7	6.8%
Adjusted EBITDA Margin	25.0%	25.6%	22.9%	-2.2%	8.9%	25.3%	24.1%	4.9%
LTM(1) Adj. EBITDA	1,315.0	1,287.2	1,182.3	2.2%	11.2%	1,315.0	1,182.3	11.2%
LTM(1) Adj. EBITDA Mg	24.5%	23.9%	22.8%	2.2%	7.4%	24.5%	22.8%	7.4%
CAPEX	187.0	94.8	171.6	97.2%	8.9%	281.8	370.5	-23.9%
Net Financial Debt	4,026.9	3,937.2	4,372.1	2.3%	-7.9%	4,026.9	4,372.1	-7.9%
Net Financial Debt / LTM Adj. EBITDA	3.1x	3.1x	3.7x	0.1%	-17.2%	3.1x	3.7x	-17.2%

3

Interim Review Second Quarter 2015 Results
August 21st, 2015
HIGHLIGHTS
Arauco’s revenues reached US$ 1,372.7 million during the second quarter of 2015, a 7.8% increase or US$ 99.4 million compared to the US$ 1,273.3 million obtained in the first quarter of 2015
Adjusted EBITDA reached US$ 343.1 million, an increase of 5.4% or US$ 17.7 million compared to the US$ 325.4 million obtained during the first quarter of 2015
Net income reached US$ 105.9 million, an increase of 23.6% or US$ 20.2 million compared to the US$ 85.7 million obtained in the first quarter of 2015
CAPEX reached US$ 187.0 million, an increase of 8.9% or US$ 15.3 million compared to the US$ 171.6 million during the same quarter of 2014
Net Financial Debt / LTM(1) Adjusted EBITDA remained stable at 3.1x at the end of the second quarter
Cash Balance at the end of the quarter amounted to US$ 511.9 million
KEY FIGURES
In US$ million
Revenues
Cost of Sales
Gross Profit
Operating Income (2)
Net income
Adjusted EBITDA
Adjusted EBITDA Margin
LTM(1) Adj. EBITDA
LTM(1) Adj. EBITDA Mg
CAPEX
Net Financial Debt
Net Financial Debt / LTM Adj. EBITDA
Q2 2015 1,372.7 (918.7) 454.0 169.6 105.9 343.1 25.0% 1,315.0 24.5% 187.0 4,026.9 3.1x
Q1 2015 1,273.3 (858.5) 414.8 161.5 85.7 325.4 25.6% 1,287.2 23.9% 94.8 3,937.2 3.1x
Q2 2014 1,374.6 (928.4) 446.3 159.1 127.2 315.3 22.9% 1,182.3 22.8% 171.6 4,372.1 3.7x
QoQ 7.8% 7.0% 9.4% 5.0% 23.6% 5.4% -2.2% 2.2% 2.2% 97.2% 2.3% 0.1%
YoY -0.1% -1.0% 1.7% 6.6% -16.7% 8.8% 8.9% 11.2% 7.4% 8.9% -7.9% -17.2%
YTD 2015 2,646.0 (1,777.2) 868.8 331.1 191.6 668.4 25.3% 1,315.0 24.5% 281.8 4,026.9 3.1x
YTD 2014 2,599.3 (1,726.3) 873.0 338.1 232.7 625.7 24.1% 1,182.3 22.8% 370.5 4,372.1 3.7x
YoY Acum 1.8% 3.0% -0.5% -2.1% -17.7% 6.8% 4.9% 11.2% 7.4% -23.9% -7.9% -17.2%
(1) LTM = Last Twelve Months
(2) Operating income = Gross margin – Distribution costs – Administrative expenses
3

Interim Review Second Quarter 2015 Results
August 21st, 2015
INCOME STATEMENT ANALYSIS
Revenues
Arauco’s revenues for the second quarter of 2015 reached US$ 1,372.7 million, 7.8% higher than the US$ 1,273.3 million obtained during the first quarter of 2015. The main driver of this increase was higher sales volumes from all of our business segments.
The main change during this quarter was the increase by 10.4% in our Pulp division, mainly due to a higher sales volume of hard wood pulp. Key drivers were a higher production in Montes del Plata and higher sales in the Chinese market. Average prices for long fiber decreased, partially offset by a sustained increase in short fiber prices.
Our Sawn timber revenues increased 5.3%, explained by the increase in sales volume by 3.0%, which is largely due to strong level of exports to the Asian market. Panels division’s revenues increased 4.6%, explained by higher sales volume of 7.5%, mostly driven by our business in North America.
Compared to the US$ 1,374.6 million obtained in the second quarter of 2014, consolidated sales were 0.1% lower, mainly explained by a 14.9% decrease in sales of our sawn timber business, and partially offset by 5.2% increase in sales of our pulp business and a
2.3% increase in our panels sales.
Revenues by Business Segment Q2 2015
In US$ million
Q2 2015
Q1 2015
Q2 2014
Pulp(*) 630.5 45.9% 571.0 44.8% 599.6 43.6%
Panels(*) 472.5 34.4% 451.5 35.5% 461.7 33.6%
Sawn Timber(*) 225.0 16.4% 213.7 16.8% 264.4 19.2%
Forestry 35.4 2.6% 28.7 2.3% 40.7 3.0%
Others 9.3 0.7% 8.4 0.7% 8.2 0.6%
Total 1,372.7 100.0% 1,273.3 100.0% 1,374.6 100.0%
(*) Pulp, Panels and Sawn Timber division sales include energy
The main variances by business segment during this quarter were:
Sales by Business Segment Q2 2015
QoQ
Net Sales
Price
Volume
Sawn Timber
Forestry
Others
Pulp 10.4% -0.4% 11.5% 16.4% 2.6% 0.7%
Panels 4.6% -3.4% 7.5% Panels
Pulp Sawn Timber 5.3% 1.5% 3.0% 34.4% 45.9%
Total: US$ 1,372.7 million
(*) Pulp, Panels and Sawn Timber division sales include energy
4

Interim Review Second Quarter 2015 Results
August 21st, 2015
Cost of Sales
For the second quarter of the year, cost of sales reached US$ 918.7 million, 7.0% higher than the US$ 858.5 million obtained in the first quarter of 2015. This is partially explained by the increase in sales volume in the pulp, panel, and sawn timber industry.
In terms of costs by concept, when we compare with the first quarter of 2015, our main increases were in Chemicals (US$ 15.5 million) and Forestry services (US$ 14.8 million) due to a rise in forestry road maintenances, a seasonal work that increases in Winter. In addition, Maintenance expenses increased by US$ 13.7 million and Raw material and Indirect costs by US$ 13.6 million.
During the second quarter of the year we had a decrease in unitary cost of sales for bleached softwood pulp and bleached hardwood pulp of 0.6% and 9.2% respectively, when compared to the first quarter of 2015. Hardwood had an important cost improvement due to higher production volume in Montes del Plata and therefore a higher efficiency.
Other Relevant Items:
Distribution Costs and Administrative Expenses: Distribution costs increased 7.9% (US$ 9.7 million), mainly due to the increase in freight expenses by 8.5%, caused by larger sales volume of our exported products. Administrative expenses increased 16.4% (US$ 21.4 million). As a percentage of revenues, both items combined were 20.7%, similar to the 19.9% in the previous quarter
Foreign Exchange Difference: There was a US$10.5 million gain due to Foreign exchange differences during the second quarter, caused by a decrease in tax account receivables paid in April and the 3.2% Brazilian real appreciation during the last three months, due to the debt denominated in US dollars
5

Interim Review Second Quarter 2015 Results
August 21st, 2015
Net Income
Net income for the second quarter of 2015 was US$ 105.9 million, an increase of 23.6% or US$20.2 million compared to the US$ 85.7 million obtained in the first quarter of the year. This growth was due to a US$ 8.1 million increase in the Operating Income, which in turn improved because of higher revenues. This effect was partially offset by higher cost of sales of US$ 60.2 million and higher Administrative expenses of US$ 21.4 million. There was also an increase in other operating income of US$7.6 million, caused by foreign exchange gains, previously explained above.
Compared to the same quarter in 2014, Net income in the second quarter of 2015 was 16.7% or US$ 21.3 million lower.
Net Income Variation by Item 1Q15 – 2Q15
(In US$ million)

120
100
80
60
40
20
0
85.7
Net Income Q1 15
8.1
Operating Income
7.6
Non-
Operating Income
4.5
Income Taxes
105.9
Net Income Q2 15
6

Interim Review Second Quarter 2015 Results
August 21st, 2015
Production
During the second quarter of 2015, our Pulp production was 937 thousand Adt, a 5.3% increase compared to the 890 thousand Adt produced in the previous quarter. This is mainly explained by higher levels of production of the Montes del Plata mill, which improved its performance after the maintenance stoppage executed in the previous quarter. In June, Montes del Plata reached its nominal capacity level.
Production volume in Panels division was 1,372 thousand m3, 7.4% or 95 thousand m3 higher than the previous quarter. The production volume from Sawn timber division was stable, with a 1.6% increase or 11 thousand m3, compared to the 694 thousand m3 produced in the previous quarter.
Compared to the second quarter of 2014, production volume increased 21.9% in our Pulp division, our Panel’s production increased 11.3% and our Sawn timber production decreased 2.8%.
Production by Business Segment
769
890
Pulp (000 ADt)
Q2 2014
937
1,232
1,277
Panels (000 m3)
Q1 2015
725
1,372
694
Sawn Timber (000 m3)
Q2 2015

7

Adjusted EBITDA

Adjusted EBITDA

In US$ million	Q2 2015	Q1 2015	Q2 2014	QoQ	YoY	YTD 2015	YTD 2014	YoY Acum
Net Income	105.9	85.7	127.2	23.6%	-16.7%	191.6	232.7	-17.7%
Financial costs	63.0	68.2	56.8	-7.7%	10.8%	131.2	110.1	19.2%
Financial income	-8.8	-10.5	-3.9	-16.1%	123.4%	-19.3	-7.5	156.8%
Income tax	36.4	40.9	36.4	-11.0%	-0.1%	77.2	84.0	-8.1%
EBIT	**196.4**	**184.3**	**216.5**	**6.6%**	**-9.3%**	**380.7**	**419.2**	**-9.2%**
Depreciation & amortization	102.1	94.7	83.3	7.8%	22.5%	196.8	155.9	26.2%
EBITDA	**298.5**	**279.0**	**299.8**	**7.0%**	**-0.4%**	**577.5**	**575.1**	**0.4%**
Fair value cost of timber harvested	76.0	73.9	85.9	2.8%	-11.5%	149.9	162.3	-7.6%
Gain from changes in fair value of biological assets	-47.3	-46.8	-67.0	1.1%	-29.5%	-94.1	-133.6	-29.6%
Exchange rate differences	-2.6	7.9	-5.2	-133.1%	-49.9%	5.3	-10.1	-152.0%
Others (*)	18.5	11.4	1.9	62.1%	897.5%	29.9	32.0	-6.8%
Adjusted EBITDA	**343.1**	**325.4**	**315.3**	**5.4%**	**8.8%**	**668.4**	**625.7**	**6.8%**

(*) Includes provision for forestry fire losses.

30.8
-3.2
16.2
-13.7
-12.5
325.4
343.1
EBITDA 1Q 15
Pulp
Sawn Timber
Panels
Forestry
Other gains, Corporate and Consolidation adjustments
EBITDA 2Q 15

8

Interim Review Second Quarter 2015 Results
August 21st, 2015
Adjusted EBITDA
Adjusted EBITDA for the second quarter of 2015 reached US$ 343.1 million, which was 5.4% or US$ 17.7 million higher than the US$ 325.4 million reached during the previous quarter, which is overall explained by an increase in higher sales volume and an improvement in unitary costs of pulp. In terms of Adjusted EBITDA by business, during the second quarter of the year we had an increase of US$ 30.8 million in our Pulp division. This is as a result of an increase of Adjusted EBITDA of Montes el Plata, due to higher sales volume as well as an increase of short fiber prices. Panels division increased US$ 16.2 million mainly due to higher sales volume in the North American market.
Adjusted EBITDA for the second quarter of 2015 was higher by 8.8% or US$ 27.7 million when compared with the US$ 315.3 million reached in the same period of 2014.
Adjusted EBITDA
In US$ million
Net Income
Financial costs
Financial income
Income tax
EBIT
Depreciation & amortization
EBITDA
Fair value cost of timber harvested
Gain from changes in fair value of biological assets
Exchange rate differences
Others (*)
Adjusted EBITDA
(*) Includes provision for forestry fire losses.
Q2 2015 105.9 63.0 -8.8 36.4 196.4 102.1 298.5 76.0 -47.3 -2.6 18.5 343.1
Q1 2015 85.7 68.2 -10.5 40.9 184.3 94.7 279.0 73.9 -46.8 7.9 11.4 325.4
Q2 2014 127.2 56.8 -3.9 36.4 216.5 83.3 299.8 85.9 -67.0 -5.2 1.9 315.3
QoQ 23.6% -7.7% -16.1% -11.0% 6.6% 7.8% 7.0% 2.8% 1.1% -133.1% 62.1% 5.4%
YoY -16.7% 10.8% 123.4% -0.1% -9.3% 22.5% -0.4% -11.5% -29.5% -49.9% 897.5% 8.8%
YTD 2015 191.6 131.2 -19.3 77.2 380.7 196.8 577.5 149.9 -94.1 5.3 29.9 668.4
YTD 2014 232.7 110.1 -7.5 84.0 419.2 155.9 575.1 162.3 -133.6 -10.1 32.0 625.7
YoY Acum -17.7% 19.2% 156.8% -8.1% -9.2% 26.2% 0.4% -7.6% -29.6% -152.0% -6.8% 6.8%
Adjusted EBITDA Variation by Business Segment 1Q15 - 2Q15
(In US$ million)
375
350
325
300
275
250
225

325.4
EBITDA 1Q 15
30.8
Pulp
-3.2
Sawn Timber
16.2
Panels
-13.7
Forestry
-12.5
Other gains, Corporate and Consolidation adjustments
343.1
EBITDA 2Q 15
8

Interim Review Second Quarter 2015 Results
August 21st, 2015
REVIEW BY BUSINESS SEGMENT
1- Pulp Division
During the second quarter of 2015, paper production and pulp demand diminished due to a seasonality effect in the Northern hemisphere. Signs of pulp oversupply was evidenced during the second half of the quarter, although prices in long fiber and short fiber started to show an upward trend in all markets. Short fiber prices rose despite the opening of a new mill in Brazil during May 2015. The initial operation of new mills usually have an effect in markets, even though mills take months to be fully operational.
In Asia, short and long fiber prices increased in US$ 40 and US$ 50 respectively, which translates into a 6% and 8% price gain during this second quarter. The price gap between these two fibers was reduced to US$10 per ton, and can be associated with the substitution of short fiber for long fiber. It is important to note however, that this substitution has a limited effect and usually occurs if the price trend is stable for some months. Chinese paper mills are fairly flexible and are therefore likely to adopt this change. The Chinese market kept growing and pulp imports overall increased in 10.5% up to June 2015 compared to 2014 (9.4% in bleached long fiber and 12.6% in bleached short fiber). The paper market in China is still experiencing a supply surplus, with large inventories and small margins. However, this situation has improved in comparison to the previous quarter.
In the European markets, due to the weakening of the euro, prices have remained stable or have had minor increases throughout this second quarter. In the long fiber market, where there is competition with Eurozone producers, prices have remained stable or have experienced decreases between 0.7% and 1.0%. In contrast, the short fiber market, where imports play a bigger role and therefore follow the US dollar trend, prices rose US$ 20 to US$ 30 (4%-5%). Despite the closing of production mills and consequently less production, paper companies in Europe are still under pressure and have not improved their margins. In general, paper producers have their mills working at a capacity of 90%. Although this operational rate is fairly high, producers have still not been able to transfer their higher costs to their consumers. Higher costs are mainly due to the euro depreciation that directly affects imports, shutdown of mills, and a reduction of the European market in general.
The Middle East market has shown a promising level of activity and pulp demand has increased because of new paper mills, especially in tissue paper. Specifically, Turkey has increased tissue paper production considerably and have turned into one of the important producers in the region, exporting to North Africa and Middle East countries in general.
Our production was normal throughout this second quarter. There was a programmed maintenance in the Constitución Mill in April and the Valdivia Mill changed its production from long fiber to short fiber to meet market demands. It is important to note that the latter is designed to be able to produce both types of fibers interchangeably.
9

Interim Review Second Quarter 2015 Results
August 21st, 2015
2- Sawn Timber Division
The sawn timber market showed a slight improvement in total sales compared to last quarter, although they were inferior when compared to the same period in 2014. This difference is mainly due to the general decrease of price levels within the first six months of this year. This trend is a consequence of a supply surplus from countries with weakening currencies, which makes to export a much more attractive scenario.
Our sales have strengthened in Asia in terms of volume throughout this second quarter, although the Middle East had less activity due to competition, principally from Europe. Both markets have experienced a decrease in volumes exported when compared to the first half of the year of 2014.
The North American market maintains its dynamism in new constructions and renovations, which translates into a stable market demand for our moldings.
In Chile and the rest of Latin America, there is a stable demand, which has enabled a higher market share this year and a desired level of product mix.
3- Panels Division
The tendency observed during the first quarter of the year is maintained, showing a growth in sales compared to the first half of 2014.
It is worth stressing that there has been an increase in the manufacturing of plywood thanks to our new mill in Nueva Aldea. There have also been favorable levels of sales in particle board manufactured in the Teno Mill, both in volume and product mix. Particleboards has maintained a stable demand throughout the first six months of this year, and our efforts to sell products with added value, such as melamine boards, has continued with promising results.
With respect to MDF, there is more competition throughout all the markets due to a generalized boost in supply. The weakening of the Brazilian real and the supply surplus have increased export volumes. The capacity to export MDF from Argentina is still diminished, forcing to sell primarily in the domestic market and to operate at lower production rates.
10

Interim Review Second Quarter 2015 Results
August 21st, 2015
BALANCE SHEET ANALYSIS
Cash
Our cash position stood at US$ 511.9 million at the end of the second quarter. The main variations during this quarter were US$ 237.5 million provided by operating activities, US$ 205.3 million used in investment activities and US$ 565.1 million used in financing activities. During this second quarter we had in April a US$ 370 million maturity of a Yankee bond and in May the payment of our full year 2014 dividends, net of our advanced dividend payment in December 2014. In addition, we prepaid US$ 118 million as a part of the Arauco N.A. loan, partially offset by the US$ 80 million obtained in the pre export financing loans.
Other Currencies 2%
Chilean peso 8%
Argentinean Peso 7%
Brazilian Real 6%
Money Market 43%
Cash 27%
US Dollar 77%
Time Deposits 30%
Cash by Currency
Cash by Instrument
Financial Debt
Arauco’s consolidated financial debt as of June 30, 2015 reached US$ 4,538.8 million, a decrease of 8.8% or US$ 439.3 million when compared to March 31, 2015. The main part of this decrease is explained by the payment at the maturity of US$ 370 million in Yankee bonds due in last April, the prepayment of US$ 118 million of the Arauco N.A. loan, offset by the US$ 80 million obtained in pre export financing loans.
Our consolidated net financial debt increased 2.3% or US$ 89.6 million when compared with March 2015.
FINANCIAL DEBT
June
March
June
In US$ million
2015
2015
2014
Short term financial debt
689.2
752.2
994.0
Long term financial debt
3,849.6
4,225.9
4,018.7
TOTAL FINANCIAL DEBT
4,538.8
4,978.1
5,012.8
Cash and cash equivalents
511.9
1,040.9
640.7
NET FINANCIAL DEBT
4,026.9
3,937.2
4,372.1
11

Interim Review Second Quarter 2015 Results
August 21st, 2015
Our leverage, measured as Net Financial Debt/ LTM Adjusted EBITDA, stood at 3.1 times during this quarter, and decreased when compared to the 3.7 times at June 2014.
Debt by currency
Debt by instrument
Net Debt/ LTM Adj.EBITDA
UF (*) & Chilean peso 23%
Other Currencies 2%
Leasing 2%
3.7x
3.1x
3.1x
US Dollars 75%
Bonds 72%
Banks 26%
Q2 2014
Q1 2015
Q2 2015
(*) UF is a Chilean monetary unit indexed to inflation. This portion does not consider the effect of debt in UF swapped to US Dollars
Financial Debt Profile
For the period June-December 2015, there is US$ 80 million in pre export financing loans (that will mature in September), US$ 121 million of maturities in Montes del Plata, US$ 38 million in our subsidiaries in Brazil and US$ 35 million in other bank loans and financial leasings. In addition, we include US$ 56 million from accrued bond interests. The year 2016 includes US$299 million bank loan that will mature in June 2016.
Financial Obligation by Year
(In US$ million)

512
139
634
326

591
75

457
56
457
404
20
541
299
429

42
531
457
274
109
119
93
87
57
58
34
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025 & thereafter
Bank Loans
Bonds
*Short term debt Includes accrued interest
12

Interim Review Second Quarter 2015 Results
August 21st, 2015
FINANCIAL RATIOS
FINANCIAL RATIOS
Q2 2015
Q1 2015
Q2 2014
YTD 2015
YTD 2014
Profitability
Gross margin
33.1%
32.6%
32.5%
32.8%
33.6%
Operating margin
12.4%
12.7%
11.6%
12.5%
13.0%
LTM(1) Adjusted EBITDA margin
24.5%
23.9%
22.8%
24.5%
22.8%
ROA (EBIT / Total Assets)
5.5%
5.0%
5.9%
5.3%
5.7%
ROE (Net Income / Equity)
6.3%
5.1%
7.1%
5.7%
6.5%
Leverage
LTM Interest Coverage Ratio (Adj. EBITDA / Financial Costs)
4.9x
4.9x
5.2x
4.9x
5.2x
Net Financial Debt / LTM Adjusted EBITDA
3.1x
3.1x
3.7x
3.1x
3.7x
Total Financial Debt / Total Capitalization(2)
40.1%
42.7%
40.8%
40.1%
40.8%
Net Financial Debt / Total Capitalization
35.6%
33.8%
35.6%
35.6%
35.6%
Total Financial Debt / Shareholders’ Equity
67.5%
75.1%
69.6%
67.5%
69.6%
Net Financial Debt / Shareholders’ Equity
59.8%
59.4%
60.7%
59.8%
60.7%
(1) LTM = Last Twelve Months
(2) Capitalization = Total financial debt + Equity
13

Interim Review Second Quarter 2015 Results
August 21st, 2015
SECOND QUARTER AND SUBSEQUENT EVENTS AND NEWS
New effluent treatment investment at Arauco Pulp Mill under way
Construction work for a new effluent treatment system at the Arauco pulp mill has commenced. The treatment system, which will be an important addition to the industrial complex in the Horcones area, will be built on 36.4 hectares (90 acres) of land. The company is investing US$ 120 million in this project, which is expected to be ready in May 2017. This effluent treatment system is a part of the MAPA project.
Dissolving Pulp Project Environmental Permit
In April a constitutional action (recurso de protección) was filed at the Court of Appeals of Valdivia against the Environmental Assessment Service (SEA) in relation to our Dissolving Pulp Project at the Valdivia Mill, arguing that the environmental permit was granted without meeting all required formalities. The Court of Appeals granted such action and revoked the environmental permit. We have appealed to the Supreme Court and the case is currently under review. Arauco believes that the environmental impact assessment was carried out by the authorities in full compliance with legal standards.
Chilean Pavilion for Expo Milan 2015 carbon neutral
Arauco signed a carbon offset pledge which will allow the Chilean Pavilion for Expo Milan 2015 to become certified as carbon neutral. Biomass-based clean energy registered under the Kyoto Protocol mainly from Arauco’s Valdivia pulp mill will offset the pavilion’s carbon footprint.
Increase of conservation area in Arauco
Arauco has substantially increased the areas set aside for conservation, from 3,000 hectares (7,413 acres) to almost 60,000 (148,263 acres) in these past four years. This extension includes 37 biological areas and 69 cultural interest sites located throughout the VI and X Regions of Chile, whose identification and management are conducted under the guidelines and methods promoted by the High Conservation Value Network and PROFOREST.
14

Interim Review Second Quarter 2015 Results
August 21st, 2015
FINANCIAL STATEMENTS
INCOME STATEMENT
US$ Million
Q2 2015
Q1 2015
Q2 2014
YTD 2015
YTD 2014
Revenue
1,372.7
1,273.3
1,374.6
2,646.0
2,599.3
Cost of sales
(918.7)
(858.5)
(928.4)
(1,777.2)
(1,726.3)
Gross Profit
454.0
414.8
446.3
868.8
873.0
Other income
54.6
55.5
76.4
110.2
154.1
Distribution costs
(132.5)
(122.8)
(139.4)
(255.3)
(256.1)
Administrative expenses
(151.9)
(130.5)
(147.7)
(282.4)
(278.7)
Other expenses
(28.8)
(25.5)
(25.0)
(54.3)
(83.0)
Financial income
8.8
10.5
3.9
19.3
7.5
Financial costs
(63.0)
(68.2)
(56.8)
(131.2)
(110.1)
Participation in (loss) profit in associates and joint
(1.6)
0.6
0.8
(1.0)
(0.1)
ventures accounted through equity method
Exchange rate differences
2.6
(7.9)
5.2
(5.3)
10.1
Income before income tax
142.3
126.6
163.6
268.8
316.7
Income tax
(36.4)
(40.9)
(36.4)
(77.2)
(84.0)
Net Income
105.9
85.7
127.2
191.6
232.7
Profit attributable to parent company
105.0
84.9
125.9
189.9
230.1
Profit attributable to non-parent company
0.9
0.8
1.3
1.7
2.5
15

Interim Review Second Quarter 2015 Results
August 21st, 2015
BALANCE SHEET
US$ Million
Q2 2015
Q1 2015
Q4 2014
Cash and cash equivalents
511.9
1,040.9
971.2
Other financial current assets
11.8
10.1
7.6
Other current non-financial assets
164.8
182.0
177.7
Trade and other receivables-net
778.0
720.4
731.9
Related party receivables
4.4
4.7
4.7
Inventories
911.1
908.3
893.6
Biological assets, current
255.8
265.0
307.6
Tax assets
43.4
39.4
38.5
Non-Current Assets classified as held for sale
8.0
8.0
8.0
Total Current Assets
2,689.1
3,178.8
3,140.7
Other non-current financial assets
2.0
3.1
5.0
Other non-current and non-financial assets
101.8
100.0
101.1
Non-current receivables
188.7
159.8
182.5
Investments accounted through equity method
303.8
293.6
326.0
Intangible assets
87.4
89.2
93.3
Goodwill
76.7
75.5
82.6
Property, plant and equipment
7,003.4
6,984.9
7,119.6
Biological assets, non-current
3,523.5
3,523.4
3,538.8
Deferred tax assets
149.7
153.1
158.3
Total Non-Current Assets
11,437.1
11,382.6
11,607.2
TOTAL ASSETS
14,126.1
14,561.4
14,747.9
Other financial liabilities, current
691.4
755.3
742.3
Trade and other payables
605.1
638.0
630.4
Related party payables
9.5
5.7
6.0
Other provisions, current
0.7
2.1
2.5
Tax liabilities
21.5
29.6
25.9
Current provision for employee benefits
4.3
3.6
3.6
Other non-financial liabilities, current
118.8
182.7
136.3
Total Current Liabilities
1,451.3
1,617.0
1,547.1
Other non-current financial liabilities
3,988.3
4,368.7
4,453.8
Trade and Other payables non-current
0.0
0.0
0.0
Other provisions, non-current
63.8
60.4
64.5
Deferred tax liabilities
1,745.7
1,749.7
1,757.1
Non-current provision for employee benefits
51.2
48.0
48.6
Other non-financial liabilities, non-current
53.5
48.0
62.0
Total Non-Current Liabilities
5,902.5
6,274.7
6,386.1
Non-parent participation
43.6
42.0
47.6
Net equity attributable to parent company
6,728.8
6,627.7
6,767.1
TOTAL LIABILITIES AND EQUITY
14,126.1
14,561.4
14,747.9
16

Interim Review Second Quarter 2015 Results
August 21st, 2015
STATEMENT OF CASH FLOWS
YTD
YTD
US$ Million
Q2 2015
Q1 2015
Q2 2014
2015
2014
Collection of accounts receivables
1,480.6
1,398.0
1,348.8
2,878.7
2,525.3
Collection from insurance claims
0.0
3.0
0.0
3.0
0.0
Other cash receipts (payments)
101.0
113.3
89.5
214.3
183.4
Payments of suppliers and personnel (less)
(1,264.0)
(1,221.7)
(1,092.0)
(2,485.7)
(2,200.7)
Interest paid and received
(41.4)
(72.5)
(39.3)
(114.0)
(87.2)
Income tax paid
(35.3)
(13.6)
8.1
(48.9)
(4.9)
Other (outflows) inflows of cash, net
(3.5)
4.6
(2.5)
1.1
(1.3)
Net Cash Provided by (Used in) Operating Activities
237.5
211.1
312.5
448.6
414.6
Capital Expenditures
(187.0)
(94.8)
(171.6)
(281.8)
(370.5)
Other investment cash flows
(18.3)
(0.6)
6.1
(19.0)
19.2
Net Cash Provided by (Used in) Investing Activities
(205.3)
(95.4)
(165.5)
(300.8)
(351.3)
Proceeds from borrowings
174.8
26.3
216.8
201.1
463.6
Repayments of borrowings
(640.8)
(67.7)
(151.1)
(708.5)
(478.5)
Dividends paid
(98.6)
0.0
(77.7)
(98.6)
(77.8)
Other inflows of cash, net
(0.4)
(0.4)
(0.0)
(0.8)
(0.0)
Net Cash Provided by (Used in) Financing Activities
(565.1)
(41.8)
(12.1)
(606.9)
(92.7)
Total Cash Inflow (Outflow) of the Period
(532.9)
73.8
134.9
(459.0)
(29.4)
Effect of exchange rate changes on cash and cash equivalents
3.9
(4.1)
0.4
(0.2)
2.9
Cash and Cash equivalents at beginning of the period
1,040.9
971.2
505.5
971.2
667.2
Cash and Cash Equivalents at end of the Period
511.9
1,040.9
640.7
511.9
640.7
For more details on Arauco’s financial statements please refer to www.svs.cl or www.arauco.cl
DISCLAIMER
This news release may contain forward-looking statements concerning Arauco’s future performance and should be considered as good faith estimates by Arauco. These forward looking statements reflect management’s expectations and are based upon currently available data.
Actual results are subject to future events and uncertainties, many of which are outside Arauco’s control and could materially impact Arauco’s performance.
Readers are referred to the documents filed by Arauco with the United States Securities and Exchange Commission, specifically the most recent filing on Form 20-F which identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to Arauco on the date hereof and Arauco assumes no obligation to update such statements. References herein to “US$” are to United
States dollars. Discrepancies in any table between totals and the sums of the amounts listed are due to rounding. This report is unaudited.
For further information please contact:
José Luis Rosso jose.rosso@arauco.cl Phone: (56-2) 2461 7221
17